Exhibit 99.2

Royal Bank of Canada first quarter 2014 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, February 26, 2014 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,092 million for the quarter ended January 31, 2014, up $45 million or 2% from the prior year and relatively flat from last quarter. Our results were driven by continued strength in Canadian Banking, and higher earnings in Capital Markets, Investor & Treasury Services and Wealth Management. We also announced an increase to our quarterly dividend of $0.04 or 6%, to $0.71 per share.

“We delivered first quarter earnings of over $2 billion, reflecting solid client volume growth across most businesses as we continue to extend our leadership position in Canada while growing our businesses globally,” said Gordon M. Nixon, RBC Chief Executive Officer. “We believe our focus on developing innovative products and services, and our ongoing discipline in managing costs, remain clear competitive advantages in today’s environment. This morning we also announced a 6% increase to our quarterly dividend.”

Q1 2014 compared to Q1 2013

•	Net income of $2,092 million (up 2% from $2,047 million)
•	Diluted earnings per share (EPS) of $1.38 (up $0.04 from $1.34)
•	Return on common equity (ROE) of 18.1% (down from 20.0%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.7%

Q1 2014 compared to Q4 2013

•	Net income of $2,092 million (compared to $2,101 million)
•	Diluted EPS of $1.38 (down $0.01 from $1.39)
•	ROE of 18.1% (down from 18.8%)

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Key corporate events of 2014
5	Financial performance
5	Overview
8	Business segment results
8	How we measure and report our business segments
8	Key performance and non-GAAP measures
9	Personal & Commercial Banking
11	Wealth Management
12	Insurance
13	Investor & Treasury Services
14	Capital Markets
15	Corporate Support
16	Quarterly results and trend analysis
17	Results by geographic segment
18	Financial condition
18	Condensed balance sheets
19	Off-balance sheet arrangements
21	Risk management
21	Credit risk
26	Credit quality performance
28	Market risk
32	Liquidity and funding management
39	Capital management
43	Additional financial information
43	Exposures to selected financial instruments
44	Accounting and control matters
44	Related party transactions
45	Enhanced Disclosure Task Force recommendations index
46	Interim Condensed Financial Statements (unaudited)
51	Notes to the Interim Condensed Financial Statements (unaudited)
76	Shareholder information

2        Royal Bank of Canada        First Quarter 2014

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three month period ended or as at January 31, 2014, compared to the three month periods ended January 31, 2013 and October 31, 2013. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2014 (Condensed Financial Statements) and related notes and our 2013 Annual Report. This MD&A is dated February 25, 2014. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2013 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2014 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report and the Risk management section of this Q1 2014 Report to Shareholders; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q1 2014 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report, as updated by the Overview section of this Q1 2014 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report and the Risk management section of this Q1 2014 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) is Canada’s largest bank and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 42 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2014        3

Selected financial and other highlights

	As at or for the three months ended			Change January 31, 2014 vs.
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2014	October 31 2013 (1)	January 31 2013 (1)	October 31 2013	January 31 2013
Total revenue	$8,454	$7,919	$7,858	$535	$596
Provision for credit losses (PCL)	292	334	349	(42)	(57)
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	982	878	705	104	277
Non-interest expense	4,381	4,151	4,043	230	338
Net income before income taxes	2,799	2,556	2,761	243	38
Net income	$2,092	$2,101	$2,047	$(9)	$45
Segments – net income
Personal & Commercial Banking	$1,071	$1,070	$1,104	$1	$(33)
Wealth Management	235	202	229	33	6
Insurance	157	107	164	50	(7)
Investor & Treasury Services	106	91	79	15	27
Capital Markets	505	469	462	36	43
Corporate Support	18	162	9	(144)	9
Net income	$2,092	$2,101	$2,047	$(9)	$45
Selected information
Earnings per share (EPS) – basic	$1.39	$1.40	$1.35	$(0.01)	$0.04
– diluted	1.38	1.39	1.34	(0.01)	0.04
Return on common equity (ROE) (2), (3)	18.1%	18.8%	20.0%	(70) bps	(190) bps
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.32%	0.35%	(5) bps	(8) bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.49%	0.52%	0.54%	(3) bps	(5) bps
Capital ratios and multiples
Common Equity Tier 1 (CET1) ratio	9.7%	9.6%	9.3%	10 bps	40 bps
Tier 1 capital ratio	11.5%	11.7%	11.5%	(20) bps	– bps
Total capital ratio	13.5%	14.0%	14.3%	(50) bps	(80) bps
Assets-to-capital multiple (4)	17.6X	16.6X	16.2X	1.0X	1.4X
Selected balance sheet and other information
Total assets	$904,714	$859,745	$836,936	$44,969	$67,778
Securities	189,494	182,710	169,216	6,784	20,278
Loans (net of allowance for loan losses)	415,628	408,850	380,981	6,778	34,647
Derivative related assets	79,475	74,822	87,243	4,653	(7,768)
Deposits	590,423	559,350	515,536	31,073	74,887
Common equity	45,143	43,064	39,414	2,079	5,729
Average common equity (2)	44,050	42,500	38,850	1,550	5,200
Risk-weighted assets (RWA)	341,752	318,981	303,128	22,771	38,624
Assets under management (AUM)	415,700	391,100	356,900	24,600	58,800
Assets under administration (AUA) (5)	4,311,900	4,050,900	3,779,800	261,000	532,100
Common share information
Shares outstanding (000s) – average basic	1,442,434	1,440,911	1,445,489	1,523	(3,055)
– average diluted	1,458,742	1,462,728	1,469,330	(3,986)	(10,588)
– end of period	1,442,195	1,441,056	1,446,267	1,139	(4,072)
Dividends declared per common share	$0.67	$0.67	$0.60	$–	$0.07
Dividend yield (6)	3.8%	4.0%	4.1%	(20) bps	(30) bps
Common share price (RY on TSX)	$68.93	$70.02	$62.12	$(1.09)	$6.81
Market capitalization (TSX)	99,411	100,903	89,842	(1,492)	9,569
Business information (number of)
Employees (full-time equivalent) (FTE)	74,117	74,247	74,434	(130)	(317)
Bank branches	1,376	1,372	1,363	4	13
Automated teller machines (ATMs)	4,979	4,973	5,096	6	(117)
Period average US$ equivalent of C$1.00 (7)	$0.926	$0.960	$1.005	$(0.034)	$(0.079)
Period-end US$ equivalent of C$1.00	$0.898	$0.959	$1.003	$(0.061)	$(0.105)
(1)	Comparative amounts presented have been restated for the adoption of new accounting standards. For further details, refer to Note 2 of our Condensed Financial Statements.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(3)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per the Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline.
(5)	Includes AUA from Investor Services and $32.3 billion (October 31, 2013 – $32.6 billion, January 31, 2013 – $37.1 billion) of securitized mortgages and credit card loans.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        First Quarter 2014

Economic, market and regulatory review and outlook – data as at February 25, 2014

Canada

The Canadian economy grew in the fourth calendar quarter of 2013 at an estimated rate of 2.8%, driven by business investment and consumer spending, offset by weak net exports. The unemployment rate averaged 7.0% in the fourth calendar quarter of 2013, slightly below the 7.1% average in the third quarter. The Canadian dollar declined in value during the fourth calendar quarter, as a result of weakening commodity prices and moderating expectations that the Bank of Canada would increase the policy rate in 2014. Housing market activity slowed in the fourth calendar quarter after improving in the third quarter. We expect the Canadian economy to grow at a rate of 2.5% in calendar 2014 due to solid consumer spending, business investment and an improvement in net exports. Housing affordability may decrease in 2014 as we expect longer-term interest rates to increase. As a result of continuing low inflation, the Bank of Canada maintained the overnight rate at 1% in January 2014, and we do not expect a change to this rate until the second calendar quarter of 2015.

U.S.

The U.S. economy grew in the fourth calendar quarter of 2013 at an estimated rate of 2.4%, reflecting solid growth in consumer spending and strong net exports. The unemployment rate decreased to a five-year low of 7.0% in the fourth calendar quarter of 2013 from 7.2% in the third calendar quarter as the labour market continued its recovery. During the first calendar quarter of 2014, the Federal Reserve (Fed) reduced its monthly asset purchases twice, by $10 billion each time (from $85 billion to $65 billion), reflecting increased confidence in the strength of the economy. The government successfully negotiated an agreement with regards to the debt ceiling in February 2014, reducing uncertainty about the economic outlook. We expect the U.S. economy to grow at a rate of 2.8% in calendar 2014 reflecting higher consumer spending and solid housing market activity accompanied by stronger business investment spending. Due to improved labour market conditions, the Fed is likely to continue to reduce the monthly asset purchase program and we expect the program to finish by the end of 2014. As a result of continuing low inflation, we expect the Fed to maintain its key interest rate within the current funds target range of 0.0% to 0.25% until late 2015.

Europe

The Eurozone economy grew at an estimated rate of 0.3% in the fourth calendar quarter of 2013, reflecting continued modest growth. The unemployment rate remained elevated at 12.0% in December 2013. The European Central Bank (ECB) maintained its key interest rate at 0.25% during the fourth calendar quarter. In order to mitigate ongoing money market volatility, we expect the ECB to reduce its key interest rate to 0.10% from 0.25% in the first calendar quarter of 2014. We expect the Eurozone economy to continue its recovery in 2014 and grow at a rate of 1.0% during the calendar year.

Financial markets

Capital markets in Canada and the U.S. mostly reacted favourably to the Fed’s decision to reduce its monthly asset purchases during our first fiscal quarter of 2014, although market volatility increased towards the end of the quarter. Expectations of stronger economic growth in North America and the Fed’s tapering of the size of its securities purchase program resulted in yields on long-term Canadian and U.S. government bonds rising. Corporate credit spreads in the U.S. narrowed to their lowest level since mid-2007 in January 2014 as the U.S. economic outlook improved. Currency markets and equity indices in emerging markets became increasingly volatile towards the end of the fiscal quarter, as investors reacted to political and economic uncertainty in certain emerging market countries.

Regulatory environment

We continue to monitor and prepare for regulatory developments in order to ensure timely and accurate compliance with new requirements in a manner that mitigates any potential adverse business or economic impacts. Among these developments is the Volcker Rule, enacted as part of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). A final regulation, containing significant changes from the initial version, implementing the Volcker Rule was issued in December 2013. Many of these changes are favourable, including allowing banks to trade in debt guaranteed by Canadian governmental entities, invest in Canadian funds, and trade outside the U.S. The Federal Reserve Board of Governors extended the deadline for compliance with the Rule by one year, to July 21, 2015. We are assessing the impact of a final rule regarding capital, liquidity, and risk management guidance for foreign banks with subsidiaries, affiliates and branches in the U.S. issued on February 18, 2014 by the Federal Reserve Board regarding Sections 165 and 166 (“Enhanced Prudential Standards and Early Remediation Requirements” for foreign banks operating in the U.S.) of the Dodd-Frank Act. In addition, we are monitoring and preparing for global reforms of Over-the-Counter (OTC) derivatives, the U.S. proposals regarding liquidity, leverage, and capital; and the BCBS’ changes to capital and liquidity requirements (Basel III). On February 5, 2014, Canada and the U.S. signed an intergovernmental agreement (IGA) under the Canada-U.S. Tax Convention which appears to provide Canadian Financial Institutions with significant relief from the provisions of the U.S. Foreign Account Tax Compliance Act (FATCA). We continue to enhance our disclosure in response to recommendations made by the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2013 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2013 Annual Report, and the Risk management and Capital management sections of this Q1 2014 Report to Shareholders.

Key corporate events of 2014

Jamaican banking operations

On January 29, 2014, we announced that we entered into a definitive agreement to sell RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively RBC Jamaica) to Sagicor Group Jamaica Limited. The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in the second quarter. As a result of the transaction, we have recorded a loss in the quarter of $60 million. In addition, amounts included in Other components of equity related to the disposal will be subsequently recorded in income upon close of the transaction. As of January 31, 2014, Other components of equity included unrealized losses on foreign currency translation related to the disposal of $40 million. For further details, refer to Note 7 of our Condensed Financial Statements.

Royal Bank of Canada        First Quarter 2014        5

Financial performance

Comparative amounts presented in our Q1 2014 Report to Shareholders have been restated for the adoption of new accounting standards. For further details on the impact of the adoption of these new standards, refer to Note 2 of our Condensed Financial Statements.

Overview

Q1 2014 vs. Q1 2013

Net income of $2,092 million was up $45 million or 2% from a year ago. Diluted earnings per share (EPS) of $1.38 was up $0.04 and return on common equity (ROE) of 18.1% was down 190 basis points (bps) from 20.0%. At January 31, 2014, our Common Equity Tier 1 (CET1) ratio was 9.7%.

Our results reflected solid volume growth across all our Canadian Banking businesses and higher average fee-based client assets in Wealth Management resulting from capital appreciation and strong net sales. Lower provision for credit losses (PCL), continuing benefits from our ongoing focus on efficiency management activities, and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica and solid but moderately lower global markets and investment banking revenue compared to the robust levels last year. In addition, our net income was negatively impacted by a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.

For further details on our results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q1 2014 vs. Q4 2013

Net income decreased $9 million from the prior quarter. Diluted EPS was down $0.01 and ROE was down 70 bps from 18.8% last quarter.

The decrease in net income mainly reflected the loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, which was largely offset by higher revenue in our global markets and corporate and investment banking businesses as well as volume growth across all our Canadian Banking businesses and the impact of foreign exchange translation. Our results last quarter included favourable income tax adjustments of $124 million related to prior years and a charge of $160 million ($118 million after-tax) as a result of a new tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies.

Estimated impact of foreign exchange translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

Our results were impacted by the weaker Canadian dollar relative to other currencies in Q1 2014. The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	Q1 2014 vs. Q1 2013	Q1 2014 vs. Q4 2013
Impact on income Increase (decrease):
Total revenue (pre-tax)	$238	$117
PCL (pre-tax)	–	–
PBCAE (pre-tax)	17	11
Non-interest expense (pre-tax)	143	74
Net income	47	16
Impact on EPS:
Basic	$.03	$.01
Diluted	.03	.01

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended
(Average foreign currency equivalent of C$1.00) (1)	January 31 2014	October 31 2013	January 31 2013
U.S. dollar	0.926	0.960	1.005
British pound	0.563	0.603	0.626
Euro	0.680	0.714	0.758

(1)	Average amounts are calculated using month-end spot rates for the period.

6        Royal Bank of Canada        First Quarter 2014

Total revenue

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Interest income	$5,450	$5,391	$5,276
Interest expense	1,990	2,040	1,992
Net interest income	$3,460	$3,351	$3,284
Investments (1)	$1,788	$1,669	$1,524
Insurance (1)	1,282	1,083	1,021
Trading	310	260	356
Banking (1)	994	1,020	986
Underwriting and other advisory	401	394	469
Other (1)	219	142	218
Non-interest income	$4,994	$4,568	$4,574
Total revenue	$8,454	$7,919	$7,858
Additional trading information
Total trading revenue
Net interest income	$429	$390	$438
Non-interest income	310	260	356
Total trading revenue	$739	$650	$794

(1)	Refer to the Financial Performance section of our 2013 Annual Report for the definition of these categories.

Q1 2014 vs. Q1 2013

Total revenue increased $596 million or 8% from last year. The impact of foreign exchange translation this quarter increased our total revenue by $238 million.

Net interest income increased $176 million or 5%, mainly due to solid volume growth across all businesses in Canadian Banking. The inclusion of our acquisition of Ally Canada and solid growth in lending in Capital Markets also contributed to the increase.

Investments revenue increased $264 million or 17%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales in Wealth Management. Higher mutual fund distribution fees in Canadian Banking also contributed to the increase.

Insurance revenue increased $261 million or 26%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the decrease in long-term interest rates, largely offset in PBCAE. In addition, two new U.K. annuity contracts this quarter also contributed to the increase.

Trading revenue in Non-interest income decreased $46 million or 13%. Total trading revenue of $739 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was down $55 million or 7%, mainly due to lower fixed income trading revenue, including losses on fair value adjustments on certain RBC debt. This factor was partially offset by higher revenue in our equities and commodities trading businesses.

Banking revenue increased $8 million or 1%, mainly due to higher credit card transaction volumes.

Underwriting and other advisory revenue decreased $68 million or 14%, primarily due to lower debt origination activity mainly in the U.S. and lower mergers and acquisitions (M&A) activity primarily in Canada and Europe. These factors were partially offset by higher equity origination activity in Canada.

Q1 2014 vs. Q4 2013

Total revenue increased $535 million or 7% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and the impact of foreign exchange translation of $117 million. Volume growth across all businesses in Canadian Banking, higher average fee-based client assets in Wealth Management, higher fixed income trading revenue driven by increased client volumes, and two new U.K. annuity contracts in Insurance also contributed to the increase. These factors were partially offset by lower debt origination primarily in the U.S. and lower loan syndication.

Provision for credit losses

Q1 2014 vs. Q1 2013

Total PCL decreased $57 million or 16% from a year ago, mainly due to lower provisions in Capital Markets and improved credit quality in our Caribbean portfolios, partially offset by higher provisions in Canadian Banking and Wealth Management.

Q1 2014 vs. Q4 2013

Total PCL decreased $42 million or 13% from the prior quarter, mainly due to lower provisions in Wealth Management, Capital Markets, and our Caribbean portfolios, partially offset by higher provisions in Canadian Banking.

For further details on PCL, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

Q1 2014 vs. Q1 2013

PBCAE increased $277 million or 39% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. Higher disability and weather related claims costs and two new U.K. annuity contracts also contributed to the increase.

Royal Bank of Canada        First Quarter 2014        7

Q1 2014 vs. Q4 2013

PBCAE increased $104 million or 12% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. Higher disability and weather related claims costs and two new U.K. annuity contracts also contributed to the increase. Our prior quarter PBCAE included a charge of $160 million as a result of the new tax legislation in Canada, which affects the policyholder’s tax treatment of certain individual life insurance policies, partially offset by favourable actuarial adjustments reflecting management actions and assumption changes.

Non-interest expense

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Salaries	$1,200	$1,167	$1,116
Variable compensation	1,108	958	1,082
Benefits and retention compensation	431	358	370
Share-based compensation	111	47	81
Human resources	$2,850	$2,530	$2,649
Impairment of goodwill and other intangibles	–	10	–
Other expenses	1,531	1,611	1,394
Non-interest expense	$4,381	$4,151	$4,043

Q1 2014 vs. Q1 2013

Non-interest expense increased $338 million or 8%, primarily reflecting the impact of foreign exchange translation this quarter of $143 million, a $60 million loss related to the sale of RBC Jamaica and higher costs in support of business growth in Wealth Management. Higher variable compensation driven by higher revenue in Wealth Management, a $40 million provision related to post-employment benefits and restructuring charges in the Caribbean, and higher staff costs also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and continuing benefits from our ongoing focus on efficiency management activities.

Q1 2014 vs. Q4 2013

Non-interest expense increased $230 million or 6% from the prior quarter, primarily due to higher staff costs and higher variable compensation largely driven by improved results in Capital Markets and higher revenue in Wealth Management. The impact of foreign exchange translation of $74 million and the $60 million loss related to the sale of RBC Jamaica also contributed to the increase. These factors were partially offset by lower professional fees and seasonally lower marketing costs in Canadian Banking. In addition, the prior quarter was unfavourably impacted by litigation provisions and related legal costs.

Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2014	October 31 2013	January 31 2013
Net income before income taxes	$2,799	$2,556	$2,761
Income taxes	$707	$455	$714
Effective income tax rate (1)	25.3%	17.8%	25.9%

(1)	Total income taxes as a percentage of net income before income taxes.

Q1 2014 vs. Q1 2013

Income tax expense decreased $7 million or 1%, and the effective income tax rate of 25.3% decreased 60 bps from 25.9% in the prior year, mainly due to lower earnings in high tax rate jurisdictions, partially offset by the impact of the loss related to the sale of RBC Jamaica and favourable tax adjustments in the prior year.

Q1 2014 vs. Q4 2013

Income tax expense increased $252 million or 55%, and the effective income tax rate of 25.3% increased 750 bps from 17.8% in the prior quarter. The increase was largely due to the unfavourable impact of the loss related to the sale of RBC Jamaica and the prior quarter’s favourable impact of income tax adjustments related to prior years.

8        Royal Bank of Canada        First Quarter 2014

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2013. For further details, refer to the How we measure and report our business segments section of our 2013 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2013 Annual Report.

The following table provides a summary of our ROE calculation:

	For the three months ended
	January 31 2014							October 31 2013	January 31 2013
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,048	$227	$155	$103	$486	$(14)	$2,005	$2,016	$1,957
Total average common equity (1), (2)	15,000	5,400	1,500	2,050	13,350	6,750	44,050	42,500	38,850
ROE (3)	27.7%	16.6%	40.5%	19.7%	14.5%	n.m.	18.1%	18.8%	20.0%
(1)	Average common equity represent rounded figures.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
(3)	Calculated under Basel lll, including comparative periods. ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value. Economic profit is a non-GAAP measure, does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. Effective the first quarter of 2014, we revised our cost of equity to 9.0% from 8.5% in 2013, largely as a result of higher long-term interest rates.

The following table provides a summary of our Economic profit:

	For the three months ended
	January 31 2014							October 31 2013	January 31 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,071	$235	$157	$106	$505	$18	$2,092	$2,101	$2,047
add: Non-controlling interests	(2)	–	–	–	–	(23)	(25)	(24)	(25)
After-tax effect of amortization of other intangibles	7	20	–	5	–	1	33	30	27
Adjusted net income	$1,076	$255	$157	$111	$505	$(4)	$2,100	$2,107	$2,049
less: Capital charge	359	130	36	49	319	168	1,061	972	899
Economic profit	$717	$125	$121	$62	$186	$(172)	$1,039	$1,135	$1,150

Royal Bank of Canada        First Quarter 2014        9

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2014	October 31 2013	January 31 2013
Net interest income	$2,443	$2,405	$2,314
Non-interest income	968	903	878
Total revenue	3,411	3,308	3,192
PCL	274	275	241
Non-interest expense	1,673	1,602	1,474
Net income before income taxes	1,464	1,431	1,477
Net income	$1,071	$1,070	$1,104
Revenue by business
Canadian Banking	$3,178	$3,109	$2,989
Caribbean & U.S. Banking	233	199	203
Selected balances and other information
ROE	27.7%	27.5%	34.6%
NIM (1)	2.79%	2.76%	2.80%
Efficiency ratio (2)	49.0%	48.4%	46.2%
Operating leverage	(6.6)%	(2.7)%	1.9%
Effective income tax rate	26.8%	25.2%	25.3%
Average total earning assets (3)	$347,200	$345,800	$327,400
Average loans and acceptances (3)	347,300	345,200	326,300
Average deposits	275,100	268,200	255,700
AUA (4)	198,400	192,200	180,800
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.32%	0.29%

Estimated impact of U.S. dollar and Trinidad & Tobago dollar (TTD) translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2014 vs. Q1 2013	Q1 2014 vs. Q4 2013
Increase (decrease):
Total revenue (pre-tax)	$16	$8
Non-interest expense (pre-tax)	20	11
Net income	(5)	(4)
Percentage change in average US$ equivalent of C$1.00	(8)%	(4)%
Percentage change in average TTD equivalent of C$1.00	(8)%	(4)%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2014 of $52.9 billion and $7.2 billion, respectively (October 31, 2013 – $53.9 billion and $7.2 billion; January 31, 2013 – $44.6 billion and $7.0 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at January 31, 2014 of $25.1 billion and $7.2 billion respectively (October 31, 2013 – $25.4 billion and $7.2 billion; January 31, 2013 – $30.1 billion and $7.0 billion).

Our Q1 2014 results were impacted by a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica. In addition, amounts included in Other components of equity related to the disposal will be subsequently recorded in income upon close of the transaction. As of January 31, 2014, Other components of equity included unrealized losses on foreign currency translation related to the disposal of $40 million. Refer to Note 7 of our Condensed Financial Statements for details.

Q1 2014 vs. Q1 2013

Net income decreased $33 million or 3% compared to the prior year as solid volume growth across our domestic businesses and the inclusion of our acquisition of Ally Canada were more than offset by a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.

Total revenue increased $219 million or 7%.

Canadian Banking revenue increased $189 million or 6%, resulting from solid volume growth across all businesses, the inclusion of our acquisition of Ally Canada, and higher mutual fund distribution fees.

Caribbean & U.S. Banking revenue was up $30 million or 15% mainly due to the impact of foreign exchange translation and higher earnings from investments in an associated company.

Net interest margin was relatively flat.

PCL increased $33 million, with the PCL ratio increasing 2 bps, primarily due to higher provisions in our Canadian personal loans and commercial lending portfolios, partially offset by lower provisions in our Caribbean portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense increased $199 million or 14%, compared to the prior year, largely due to the loss related to the sale of RBC Jamaica, the provision related to post-employment benefits and restructuring charges in the Caribbean, both noted above, higher staff costs, and a litigation provision in Canada, partially offset by continuing benefits from our efficiency management activities. The inclusion of our acquisition of Ally Canada also contributed to the increase.

Q1 2014 vs. Q4 2013

Net income was essentially flat, as solid volume growth across all businesses in Canada was largely offset by the loss related to the sale of RBC Jamaica noted above.

10        Royal Bank of Canada        First Quarter 2014

Total revenue increased $103 million or 3% primarily driven by volume growth across all businesses in Canada, seasonally higher credit card transaction volumes, and higher mutual fund distribution fees.

Net interest margin improved 3 bps primarily due to favourable funding mix.

PCL was relatively flat.

Non-interest expense increased $71 million or 4%, mainly due to the loss related to the sale of RBC Jamaica noted above, higher staff costs, as well as a litigation provision in Canada, partially offset by seasonally lower marketing costs in Canada.

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2014	October 31 2013	January 31 2013
Net interest income	$2,296	$2,265	$2,169
Non-interest income	882	844	820
Total revenue	3,178	3,109	2,989
PCL	258	249	213
Non-interest expense	1,390	1,398	1,313
Net income before income taxes	1,530	1,462	1,463
Net income	$1,137	$1,087	$1,090
Revenue by business
Personal Financial Services	$1,805	$1,776	$1,683
Business Financial Services	758	750	738
Cards and Payment Solutions	615	583	568
Selected balances and other information
ROE	36.7%	34.4%	42.8%
NIM (1)	2.73%	2.70%	2.73%
Efficiency ratio (2)	43.7%	45.0%	43.9%
Operating leverage	0.5%	0.0%	2.1%
Effective income tax rate	25.7%	25.6%	25.5%
Average total earning assets (3)	$334,200	$333,200	$315,600
Average loans and acceptances (3)	339,600	337,700	319,000
Average deposits	259,800	253,600	242,100
AUA (4)	189,200	183,600	172,900
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.29%	0.26%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2014 of $52.9 billion and $7.2 billion, respectively (October 31, 2013 – $53.9 billion and $7.2 billion; January 31, 2013 – $44.6 billion and $7.0 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at January 31, 2014 of $25.1 billion and $7.2 billion respectively (October 31, 2013 – $25.4 billion and $7.2 billion; January 31, 2013 – $30.1 billion and $7.0 billion).

Q1 2014 vs. Q1 2013

Net income increased $47 million or 4%, reflecting solid volume growth across all businesses, as well as the inclusion of our acquisition of Ally Canada, which contributed $22 million to net income, partially offset by higher PCL.

Total revenue increased $189 million. Our acquisition of Ally Canada contributed $62 million or 2% to Total revenue, with $45 million in Personal Financial Services and $17 million in Business Financial Services.

Personal Financial Services revenue increased $122 million or 7% primarily due to solid volume growth in residential mortgages, personal loans, and personal deposits and higher mutual fund distribution fees.

Business Financial Services revenue increased $20 million or 3%, largely reflecting solid volume growth in business deposits and loans, partially offset by spread compression due to competitive pricing.

Cards and Payment Solutions revenue increased $47 million or 8% due to higher credit card transaction volumes and loan balances.

Net interest margin was flat compared to the prior year, as spread compression due to competitive pricing pressures was offset by favourable funding mix.

PCL increased $45 million, with the PCL ratio increasing 4 bps, reflecting higher provisions in our personal loans and commercial lending portfolios.

Non-interest expense increased $77 million or 6%, as higher staff costs and a litigation provision were partially offset by continuing benefits from our ongoing focus on efficiency management activities. The inclusion of our acquisition of Ally Canada contributed $12 million ($9 million after-tax) of integration and intangible amortization costs.

Q1 2014 vs. Q4 2013

Net income increased $50 million or 5%, largely reflecting solid volume growth across all businesses.

Total revenue increased $69 million or 2% due to solid volume growth across all businesses, seasonally higher credit card transaction volumes, and higher mutual fund distribution fees.

Net interest margin increased 3 bps primarily due to favourable funding mix.

PCL increased $9 million, with the PCL ratio increasing 1 bp primarily due to higher provisions in our small business and personal loans portfolios.

Non-interest expense decreased $8 million or 1% primarily due to seasonally lower marketing costs, as well as lower professional fees, which were largely offset by higher staff costs and a litigation provision.

Royal Bank of Canada        First Quarter 2014        11

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2014	October 31 2013	January 31 2013
Net interest income	$111	$103	$96
Non-interest income
Fee-based revenue	1,017	910	828
Transactional and other revenue	407	402	416
Total revenue	1,535	1,415	1,340
PCL	19	42	–
Non-interest expense	1,191	1,089	1,027
Net income before income taxes	325	284	313
Net income	$235	$202	$229
Revenue by business
Canadian Wealth Management	$520	$493	$456
U.S. & International Wealth Management	582	583	535
U.S. & International Wealth Management (US$ millions)	539	560	537
Global Asset Management (1)	433	339	349
Selected balances and other information
ROE	16.6%	14.4%	16.4%
Pre-tax margin (2)	21.2%	20.1%	23.4%
Number of advisors (3)	4,371	4,366	4,389
Average loans and acceptances	14,600	13,400	11,000
Average deposits	34,800	33,200	30,400
AUA – total	$675,300	$639,200	$593,300
– U.S. & International Wealth Management	414,800	387,800	359,400
– U.S. & International Wealth Management (US$ millions)	372,400	371,900	360,400
AUM	411,500	387,200	353,400
Average AUA	663,000	628,000	585,800
Average AUM	402,000	381,900	347,600

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2014 vs. Q1 2013	Q1 2014 vs. Q4 2013
Increase (decrease):
Total revenue (pre-tax)	$61	$31
Non-interest expense (pre-tax)	51	26
Net income	7	4
Percentage change in average British pound equivalent of C$1.00	(10)%	(7)%
Percentage change in average Euro equivalent of C$1.00	(10)%	(5)%
Percentage change in average US$ equivalent of C$1.00	(8)%	(4)%

(1)	Effective the first quarter of 2014, BlueBay results are no longer reported on a one-month lag. As a result, the first quarter of 2014 included four months of results from BlueBay.
(2)	Pre-tax margin is defined as net income before income taxes divided by Total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q1 2014 vs. Q1 2013

Net income increased $6 million or 3% from a year ago, mainly due to higher average fee-based client assets, partially offset by higher PCL.

Total revenue increased $195 million or 15%.

Canadian Wealth Management revenue increased $64 million or 14%, mainly due to higher average fee-based client assets resulting from capital appreciation and strong net sales.

U.S. & International Wealth Management revenue increased $47 million or 9%. In U.S. dollars, revenue was relatively flat as higher average fee-based client assets reflecting capital appreciation and net sales was largely offset by the decrease in fair value of our U.S. share-based compensation plan and lower transaction volumes.

Global Asset Management revenue increased $84 million or 24%, mainly due to higher average fee-based client assets reflecting capital appreciation and strong net sales, an additional month of revenue from BlueBay(1) and the impact of foreign exchange translation.

PCL increased $19 million reflecting additional PCL this quarter related to the same accounts that impacted the fourth quarter of 2013, which are now fully provisioned.

Non-interest expense increased $164 million or 16%, mainly due to higher costs in support of business growth, the additional month of expense from BlueBay(1), the impact of foreign exchange translation and higher variable compensation driven by higher revenue.

Q1 2014 vs. Q4 2013

Net income increased $33 million or 16%, mainly due to higher average fee-based client assets, semi-annual performance fees and lower PCL.

12        Royal Bank of Canada        First Quarter 2014

Total revenue increased $120 million or 8%, mainly due to higher average fee-based client assets reflecting capital appreciation and net sales, semi-annual performance fees earned in the current quarter, the additional month of revenue from BlueBay(1) and the impact of foreign exchange translation.

PCL decreased $23 million as there were smaller provisions related to the same accounts that impacted the fourth quarter of 2013, which are now fully provisioned.

Non-interest expense increased $102 million or 9%, mainly due to higher costs in support of business growth, the additional month of expense from BlueBay(1), the impact of foreign exchange translation and higher variable compensation driven by higher revenue.

(1)	Effective the first quarter of 2014, BlueBay results are no longer reported on a one-month lag. As a result, the first quarter of 2014 included four months of results from BlueBay.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2014	October 31 2013	January 31 2013
Non-interest income
Net earned premiums	$953	$926	$913
Investment income (1)	260	92	39
Fee income	69	82	69
Total revenue	1,282	1,100	1,021
Insurance policyholder benefits and claims (1)	884	764	587
Insurance policyholder acquisition expense	98	114	118
Non-interest expense	147	143	136
Net income before income taxes	153	79	180
Net income	$157	$107	$164
Revenue by business
Canadian Insurance	$770	$611	$537
International Insurance	512	489	484
Selected balances and other information
ROE	40.5%	31.8%	42.9%
Premiums and deposits (2)	$1,276	$1,266	$1,195
Fair value changes on investments backing policyholder liabilities (1)	123	(28)	(80)

(1)	Investment income can experience volatility arising from fluctuation in the fair value of fair value through profit or loss (FVTPL) assets. The investments which support policyholder liabilities are predominantly fixed income assets designated as at FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q1 2014 vs. Q1 2013

Net income decreased $7 million or 4% from a year ago, mainly due to higher disability and weather related claims costs, partially offset by earnings from two new U.K. annuity contracts this quarter.

Total revenue increased $261 million or 26% as compared to the prior year.

Canadian Insurance revenue increased $233 million or 43%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the decrease in long-term interest rates, largely offset in PBCAE. This factor was partially offset by lower premiums from our travel insurance products.

International Insurance revenue increased $28 million or 6%, mainly due to two new U.K. annuity contracts this quarter.

PBCAE increased $277 million or 39%, mainly due to the change in fair value of investments backing our policyholder liabilities which was largely offset in revenue. Higher disability and weather related claims costs and two new U.K. annuity contracts also contributed to the increase.

Non-interest expense increased $11 million or 8%, largely due to higher costs in support of business growth and higher staff costs.

Q1 2014 vs. Q4 2013

Net income increased $50 million or 47%. Excluding the prior quarter unfavourable impact related to a charge of $160 million ($118 million after-tax) as a result of new tax legislation in Canada (3), net income decreased $68 million, or 30%, as our prior quarter results included favourable actuarial adjustments and a gain on sale of our Canadian travel agency insurance business. In the current quarter, earnings from two new U.K. annuity contracts were more than offset by higher net claims costs.

Total revenue increased $182 million or 17%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and two new U.K. annuity contracts. These factors were partially offset by lower premiums in Canadian Insurance. Our prior quarter revenue also included a gain on sale of the Canadian travel agency insurance business.

PBCAE increased $104 million or 12%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. Higher disability and weather related claims costs and two new U.K. annuity contracts also contributed to the increase. Our prior quarter PBCAE included the charge related to certain individual life insurance policies as noted above, partially offset by favourable actuarial adjustments reflecting management actions and assumption changes.

Non-interest expense increased $4 million or 3%.

(3)	Results excluding the prior quarter unfavourable impact related to a charge as a result of new tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies, are non-GAAP measures. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institution. We believe that excluding the prior year charge is more reflective of ongoing operating results, will provide readers with better understanding of management’s perspective and should enhance the comparability of the financial performance for the three month period ended January 31, 2014.

Royal Bank of Canada        First Quarter 2014        13

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2014	October 31 2013	January 31 2013
Net interest income	$183	$165	$175
Non-interest income	269	281	275
Total revenue	452	446	450
Non-interest expense	310	324	342
Net income before income taxes	142	122	108
Net income	$106	$91	$79
Selected balances and other information
ROE	19.7%	17.9%	15.3%
Average deposits	$113,000	$102,800	$101,100
Client deposits	40,800	37,400	32,200
Wholesale funding deposits	72,200	65,400	68,900
AUA	3,426,000	3,208,800	2,995,600
Average AUA	3,344,000	3,153,400	2,928,100

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2014 vs. Q1 2013	Q1 2014 vs. Q4 2013
Increase (decrease):
Total revenue (pre-tax)	$21	$10
Non-interest expense (pre-tax)	14	7
Net income	5	2
Percentage change in average US$ equivalent of C$1.00	(8)%	(4)%
Percentage change in average British pound equivalent of C$1.00	(10)%	(7)%
Percentage change in average Euro equivalent of C$1.00	(10)%	(5)%

Q1 2014 vs. Q1 2013

Net income increased $27 million or 34% from a year ago, primarily reflecting continuing benefits from our ongoing focus on efficiency management activities and higher net interest income resulting from growth in client deposits. The impact of foreign exchange translation also contributed to the increase.

Total revenue was relatively flat compared to last year as the impact of foreign exchange translation and higher net interest income resulting from growth in client deposits were partially offset by lower funding and liquidity revenue, as the prior year benefited from tighter credit spreads, and a decrease in custodial fees.

Non-interest expense decreased $32 million or 9%, largely related to continuing benefits from our ongoing focus on efficiency management activities and a one-time legal recovery. These factors were partially offset by the impact of foreign exchange translation.

Q1 2014 vs. Q4 2013

Net income increased $15 million or 16%, mainly related to higher funding and liquidity revenue on assets held for liquidity purposes and increased net interest income resulting from growth in client deposits.

Total revenue increased $6 million or 1%, mainly reflecting higher funding and liquidity revenue on assets held for liquidity purposes which benefited from the favourable impact of tightening credit spreads, and increased volatility in the foreign exchange forwards market. Higher net interest income resulting from growth in client deposits and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower custodial fees.

Non-interest expense decreased $14 million or 4%, primarily due to a one-time legal recovery. Continuing benefits from our ongoing focus on efficiency management activities also contributed to the decrease. These factors were partially offset by the impact of foreign exchange translation.

14        Royal Bank of Canada        First Quarter 2014

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2014	October 31 2013	January 31 2013
Net interest income (1)	$761	$694	$738
Non-interest income	1,049	989	1,169
Total revenue (1)	1,810	1,683	1,907
PCL	(2)	11	109
Non-interest expense	1,065	960	1,054
Net income before income taxes	747	712	744
Net income	$505	$469	$462
Revenue by business
Corporate and Investment Banking	$826	$786	$840
Global Markets	989	888	1,035
Other	(5)	9	32
Selected balances and other information
ROE	14.5%	14.0%	16.1%
Average total assets	$376,000	$358,500	$367,300
Average trading securities	100,700	98,900	99,800
Average loans and acceptances	60,600	57,400	52,800
Average deposits	39,400	37,400	32,600
PCL on impaired loans as a % of average net loans and acceptances	(0.01)%	0.08%	0.82%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2014 vs. Q1 2013	Q1 2014 vs. Q4 2013
Increase (decrease):
Total revenue (pre-tax)	$103	$51
Non-interest expense (pre-tax)	79	42
Net income	14	5
Percentage change in average US$ equivalent of C$1.00	(8)%	(4)%
Percentage change in average British pound equivalent of C$1.00	(10)%	(7)%
Percentage change in average Euro equivalent of C$1.00	(10)%	(5)%

(1)	The teb adjustment for the three months ended January 31, 2014 was $95 million (October 31, 2013 – $94 million, January 31, 2013 – $90 million). For further discussion, refer to the How we measure and report our business segments section of our 2013 Annual Report.

Q1 2014 vs. Q1 2013

Net income increased $43 million or 9%, primarily due to lower PCL, a lower effective tax rate of 32.3% in the current quarter compared to 37.9% in the prior year, and the impact of foreign exchange translation. These factors were partially offset by solid but moderately lower global markets and investment banking revenue compared to the robust levels last year, which included a one-time gain related to the disposition of our London Metal Exchange (LME) shares.

Total revenue decreased $97 million or 5%.

Corporate and Investment Banking revenue decreased $14 million or 2%, largely due to lower origination mainly in the U.S., lower M&A activity primarily in Canada and Europe and lower loan syndication activity across most regions. These factors were partially offset by the impact of foreign exchange translation and solid growth in lending, mainly in the U.S.

Global Markets revenue decreased $46 million or 4%. Lower fixed income trading and debt origination revenue, including losses on fair value adjustments on certain RBC debt, were largely offset by the impact of foreign exchange translation, higher equities trading revenue and higher equity origination. In addition, the prior year was favourably impacted by the disposition of our LME shares.

Other loss of $5 million compared to revenue of $32 million last year, was mainly due to losses on our U.S. student loan auction rate securities legacy portfolios compared to gains in the prior year, and a gain in the prior year related to legacy bank-owned life insurance (BOLI) stable value products.

During the quarter, we had a recovery in PCL of $2 million comprised of a few accounts as compared to provisions of $109 million in the prior year. For further details, refer to the Credit quality performance section.

Non-interest expense increased $11 million or 1%, largely due to the impact of foreign exchange translation, offset by lower variable compensation and continuing benefits from our ongoing focus on efficiency management activities.

Q1 2014 vs. Q4 2013

Net income increased $36 million or 8%, mainly due to higher revenue in our global markets and corporate and investment banking businesses, including the impact of foreign exchange translation. These factors were partially offset by higher variable compensation. The prior quarter was unfavourably impacted by litigation provisions and related legal costs.

Total revenue increased $127 million or 8%, primarily due to higher fixed income trading revenue driven by higher client volumes and higher revenue in our commodities and foreign exchange trading businesses, partially offset by losses on fair value adjustments on certain RBC debt. The impact of foreign exchange translation, higher M&A activity and solid growth in lending primarily in the U.S. also contributed to the increase. These factors were partially offset by lower debt origination primarily in the U.S. and lower loan syndication activity compared to the strong levels last quarter.

Royal Bank of Canada        First Quarter 2014        15

During the quarter, we had a recovery in PCL of $2 million comprised of a few accounts as compared to provisions of $11 million in the prior quarter.

Non-interest expense increased $105 million or 11%, mainly due to higher variable compensation on improved results and the impact of foreign exchange translation of $42 million. These factors were partially offset by continuing benefits from our ongoing focus on efficiency management activities. The prior quarter was unfavourably impacted by litigation provisions and related legal costs.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Net interest income (loss) (1)	$(38)	$(16)	$(39)
Non-interest income (loss)	2	(17)	(13)
Total revenue (1)	(36)	(33)	(52)
PCL	1	6	(1)
Non-interest expense	(5)	33	10
Net income (loss) before income taxes (1)	(32)	(72)	(61)
Income taxes (recoveries) (1)	(50)	(234)	(70)
Net income (2)	$18	$162	$9

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended January 31, 2014 was $23 million (October 31, 2013 – $24 million; January 31, 2013 – $23 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended January 31, 2014 was $95 million as compared to $94 million in the prior quarter and $90 million in the prior year period. For further discussion, refer to the How we measure and report our business segments section of our 2013 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q1 2014

Net income was $18 million largely reflecting asset/liability management activities.

Q4 2013

Net income was $162 million largely reflecting net favourable tax adjustments including a $124 million income tax adjustment related to prior years, and asset/liability management activities.

Q1 2013

Net income was $9 million largely reflecting asset/liability management activities, partially offset by net unfavourable tax adjustments.

16        Royal Bank of Canada        First Quarter 2014

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other foreign currencies. The following table summarizes our results for the last eight quarters (the period):

	2014	2013				2012
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Continuing operations
Net interest income	$3,460	$3,351	$3,392	$3,222	$3,284	$3,174	$3,273	$3,010
Non-interest income	4,994	4,568	3,776	4,495	4,574	4,294	4,290	3,566
Total revenue	$8,454	$7,919	$7,168	$7,717	$7,858	$7,468	$7,563	$6,576
PCL	292	334	267	287	349	361	324	347
PBCAE	982	878	263	938	705	770	1,000	640
Non-interest expense	4,381	4,151	3,991	4,009	4,043	3,854	3,586	3,533
Net income before income taxes	$2,799	$2,556	$2,647	$2,483	$2,761	$2,483	$2,653	$2,056
Income taxes	707	455	362	574	714	584	408	505
Net income from continuing operations	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899	$2,245	$1,551
Net loss from discontinued operations	–	–	–	–	–	–	–	(30)
Net income	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899	$2,245	$1,521
EPS – basic	$1.39	$1.40	$1.52	$1.26	$1.35	$1.25	$1.49	$0.99
– diluted	1.38	1.39	1.51	1.25	1.34	1.24	1.48	0.98
EPS from continuing operations – basic	$1.39	$1.40	$1.52	$1.26	$1.35	$1.25	$1.49	$1.01
– diluted	1.38	1.39	1.51	1.25	1.34	1.24	1.48	1.00
Segments – net income (loss) from continuing operations
Personal & Commercial Banking	$1,071	$1,070	$1,167	$1,039	$1,104	$1,026	$1,093	$933
Wealth Management	235	202	233	222	229	204	154	210
Insurance	157	107	160	164	164	195	178	150
Investor & Treasury Services	106	91	104	65	79	71	69	(121)
Capital Markets	505	469	386	383	462	409	427	370
Corporate Support	18	162	235	36	9	(6)	324	9
Net income from continuing operations	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899	$2,245	$1,551
Net income – total	$2,092	$2,101	$2,285	$1,909	$2,047	$1,899	$2,245	$1,521
Effective income tax rate from continuing operations	25.3%	17.8%	13.7%	23.1%	25.9%	23.5%	15.4%	24.6%
Period average US$ equivalent of C$1.00	$0.926	$0.960	$0.963	$0.982	$1.005	$1.011	$0.982	$1.008

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Notable items affecting our consolidated results

•	In the first quarter of 2014, our results included a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica.
•	In the fourth quarter of 2013, our results included a charge of $160 million ($118 million after-tax) as a result of a new tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies, as well as net favourable income tax adjustments including a $124 million income tax adjustment related to prior years.
•	In the third quarter of 2013, our results included net favourable income tax adjustments including a $90 million income tax adjustment related to the prior year.
•	In the second quarter of 2013, our results included a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services, primarily in Europe.
•	In the third quarter of 2012, our results included a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the CRA, as well as a favourable adjustment of $125 million ($92 million after-tax) resulting from a change in methodology with respect to the timing of recognition of mortgage prepayment interest, and an additional loss of $12 million ($11 million after-tax) related to the acquisition of the remaining 50% stake of RBC Dexia.
•	In the second quarter of 2012, our results included a loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake of RBC Dexia.

Trend analysis

The Canadian and U.S. economies continued to strengthen over the period. Capital markets in Canada and the U.S. improved in 2013, with some market volatility towards the end of the current quarter. Global financial markets were generally volatile during the period due to European sovereign debt issues as well as recent concerns about political and economic stability in certain emerging market economies.

Generally solid earnings over the period have been driven by solid volume growth in our Canadian Banking businesses and good performance by Capital Markets including strong results in the past two quarters. Wealth Management results have generally trended upwards since the third quarter of 2012 due to higher average fee-based client assets and higher transaction volumes, with the decline in the fourth quarter of 2013 due to higher PCL. Insurance results have continued to fluctuate over the period, due to the timing of new U.K. annuity contracts, actuarial adjustments, and claims costs, and were unfavourably impacted in the fourth quarter of 2013 by a charge as a result of new tax legislation in Canada affecting certain individual life insurance policies. Investor & Treasury Services’ results over the period have fluctuated, but have generally trended upwards due to the benefits from our ongoing focus on efficiency management activities and improved business performance.

Royal Bank of Canada        First Quarter 2014        17

Revenue continued to trend upwards with some fluctuations over the period. The general increase in revenue over the period continued to be driven by solid volume growth across our Canadian Banking businesses, growth in our corporate and investment banking business, and higher average fee-based client assets in Wealth Management. Investor & Treasury Services revenue has been driven by generally higher custodial fees and foreign exchange revenue over the period. Our acquisition of Ally Canada has contributed incremental revenue since the second quarter of 2013. Trading revenue generally fluctuated over the period, with the increase in the past two quarters caused by improved market conditions. Net interest income continued to trend upwards over the period, primarily due to solid volume growth across our Canadian Banking businesses, partially offset by spread compression due to the continuing low interest rate environment and competitive pricing pressures.

PCL has generally been stable over the period. Provisions in Capital Markets have fluctuated over the period, although have trended down over the past four quarters. Despite the increase in provisions in Canadian Banking in the current quarter, stabilizing asset quality in the Canadian retail portfolio, as well as the improving credit quality of our Caribbean portfolio have contributed to the stability. Since the third quarter of 2013, there have been provisions in Wealth Management related to a few accounts.

PBCAE has fluctuated quarterly as it reflects the changes to the fair value of investments backing our policyholder liabilities, largely offset in revenue. PBCAE has also been impacted by volume growth in our Insurance businesses as well as actuarial liability adjustments and generally lower claims costs. PBCAE in the fourth quarter of 2013 included a charge as a result of new tax legislation in Canada affecting certain individual life insurance policies as noted above.

Non-interest expense has generally trended upwards over the period, supporting business growth. Incremental costs related to our acquisition of Ally Canada in the second quarter of 2013 have also contributed to the increase. The current quarter was impacted by the loss related to the sale of RBC Jamaica noted above. Provisions related to post-employment benefits and restructuring charges in the Caribbean have impacted our results in the current quarter as well as the fourth quarter of 2013. These factors were partially offset by continuing benefits from our ongoing focus on efficiency management activities.

Our effective income tax rate fluctuated over the period, resulting from varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources (Canadian taxable corporate dividends), and various tax adjustments. The reduction in statutory Canadian corporate tax rates over the period generally lowered our effective tax rate. In the third and fourth quarters of 2013, the effective tax rate was impacted by net favourable income tax adjustments related to prior years as noted above.

Results by geographic segment (1)

For geographic reporting, our segments are grouped into Canada, U.S. and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region.

	For the three months ended
	January 31 2014				October 31 2013				January 31 2013
(Millions of Canadian dollars)	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total
Total revenue	$5,385	$1,560	$1,509	$8,454	$5,070	$1,450	$1,399	$7,919	$4,810	$1,544	$1,504	$7,858
Net income	$1,586	$332	$174	$2,092	$1,499	$456	$146	$2,101	$1,531	$341	$175	$2,047

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 29 of our 2013 Annual Consolidated Financial Statements.

Q1 2014 vs. Q1 2013

Net income in Canada was up $55 million or 4% from the prior year, mainly reflecting solid volume growth across all businesses in Canadian Banking. Higher average fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by higher PCL and higher disability and weather related claims costs in Insurance.

U.S. net income decreased $9 million or 3% from the prior year, largely due to lower origination activity in Capital Markets and losses on our U.S. student loan auction rate securities legacy portfolios compared to gains in the prior year. These factors were largely offset by a lower effective tax rate in the current quarter compared to the prior year in Capital Markets and the impact of foreign exchange translation.

Other International net income was relatively flat from the previous year as a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, lower fixed income trading in Europe and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, were largely offset by lower PCL in Capital Markets and Caribbean Banking, continuing benefits from our ongoing focus on efficiency management activities and increased earnings from two new U.K. annuity contracts this quarter in Insurance.

Q1 2014 vs. Q4 2013

Net income in Canada was up $87 million or 6% from the prior quarter, mainly due to solid volume growth across all businesses in Canadian Banking. These factors were partially offset by higher variable compensation in Capital Markets. In addition, in Insurance the prior quarter results were unfavourably impacted by a charge of $160 million ($118 million after-tax) as a result of new tax legislation in Canada, partially offset by favourable actuarial adjustments.

U.S. net income decreased $124 million or 27%, as our results in the prior quarter were favourable impacted by a $124 million income tax adjustment. Higher variable compensation on improved results in Capital Markets and lower debt origination were more than offset by higher fixed income trading revenue driven by higher client volumes, higher M&A activity and the impact of the foreign exchange translation.

Other International net income was up $28 million or 19% from the prior quarter, largely due to lower PCL in Wealth Management and Capital Markets and lower variable compensation in Capital Markets. Earnings from two new U.K. annuity contracts, semi-annual performance fees in Wealth Management, and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by the loss related to the sale of RBC Jamaica noted above and lower fixed income trading results.

18        Royal Bank of Canada        First Quarter 2014

Financial condition

Condensed balance sheets (1)

	As at
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Assets
Cash and due from banks	$13,786	$15,550	$13,539
Interest-bearing deposits with banks	8,245	9,039	8,480
Securities	189,494	182,710	169,216
Assets purchased under reverse repurchase agreements and securities borrowed	140,669	117,517	121,333
Loans
Retail	322,518	320,627	301,308
Wholesale	95,089	90,182	81,627
Allowance for loan losses	(1,979)	(1,959)	(1,954)
Segregated fund net assets	542	513	406
Other – Derivatives	79,475	74,822	87,243
– Other	56,875	50,744	55,738
Total assets	$904,714	$859,745	$836,936
Liabilities
Deposits	$590,423	$559,350	$515,536
Segregated fund liabilities	542	513	406
Other – Derivatives	80,702	76,745	92,262
– Other	174,521	166,234	173,301
Subordinated debentures	6,521	7,443	9,441
Preferred share liabilities	490	–	–
Total liabilities	853,199	810,285	790,946
Equity attributable to shareholders	49,743	47,665	44,226
Non-controlling interests	1,772	1,795	1,764
Total equity	51,515	49,460	45,990
Total liabilities and equity	$904,714	$859,745	$836,936

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Our consolidated balance sheet was impacted by foreign currency translation which increased our total assets and our total liabilities and equity by approximately $35 billion compared to last year and $24 billion compared to last quarter due to the weaker Canadian dollar.

Q1 2014 vs. Q1 2013

Total assets were up $68 billion or 8% from the previous year.

Interest-bearing deposits with banks were relatively flat compared to last year as lower deposits with central banks were largely offset by higher overnight deposits and the impact of foreign exchange translation.

Securities were up $20 billion or 12% compared to the prior year, primarily due to the impact of foreign exchange translation and an increase in government and corporate debt securities as part of our management of liquidity and funding risk.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $19 billion or 16%, mainly attributable to higher client activity and the impact of foreign exchange translation.

Loans were up $35 billion or 9%, predominantly due to solid volume growth in residential mortgages and an increase in wholesale loans resulting from business growth. Our acquisition of Ally Canada and the impact of foreign exchange translation also contributed to the increase.

Derivative assets were down $8 billion or 9%, mainly attributable to lower fair values of interest rate swaps, partially offset by higher fair values in cross currency interest rate swap positions.

Total liabilities were up $62 billion or 8% from the previous year.

Deposits increased $75 billion or 15%, mainly attributable to higher business deposits, largely reflecting our issuances of covered bonds and other fixed term notes to satisfy funding requirements and increased client activity. The impact of foreign exchange translation and demand for our high-yield savings accounts and other product offerings in our retail business also contributed to the increase.

Derivative liabilities were down $12 billion or 13%, primarily attributable to lower fair values of interest rate swaps, partially offset by higher fair values in cross currency interest rate swap positions.

Other liabilities increased $1 billion or 1%, mainly reflecting the impact of foreign exchange translation. This factor was largely offset by lower obligations related to securities sold short, a decrease in repurchase agreements and a decrease in cash collateral requirements.

Total equity increased $6 billion or 12%, largely reflecting higher retained earnings, net of dividends.

Q1 2014 vs. Q4 2013

Total assets increased $45 billion or 5% from the prior quarter, primarily attributable to the impact of foreign exchange translation and an increase in assets purchased under reverse repos, which was mainly driven by higher client activity. Growth in wholesale loans resulting from increased client activity also contributed to the increase.

Royal Bank of Canada        First Quarter 2014        19

Total liabilities increased $43 billion or 5% from the prior quarter, primarily attributable to the impact of foreign exchange translation and higher business deposits, largely reflecting our issuances of covered bonds and other fixed term notes to satisfy funding requirements. Higher bank deposits and an increase in repurchase agreements, both due to increased client activity, also contributed to the increase.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Refer to pages 41 to 43 of our 2013 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our 2013 Annual Consolidated Financial Statements.

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes structured entities in which we have significant financial interests but have not consolidated.

	As at
	January 31, 2014		October 31, 2013		January 31, 2013
(Millions of Canadian dollars)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Unconsolidated structured entities
Multi-seller conduits (2)	$32,434	$32,936	$31,075	$31,556	$28,052	$28,471
Structured finance	4,149	1,371	3,895	1,272	4,446	1,515
Investment funds	1,860	1,686	1,621	1,461	1,856	1,356
Third-party securitization vehicles	10,725	1,016	8,098	992	8,156	1,178
Other	251	76	315	91	1,245	269
	$49,419	$37,085	$45,004	$35,372	$43,755	$32,789

(1)	The maximum exposure to loss resulting from significant financial interests in these entities consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(2)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Approximately 76% of assets in unconsolidated structured entities in which we have significant financial interests were internally rated A or above, compared to 81% in the prior quarter and 78% in the prior year. The decrease relative to prior periods is primarily related to trading activity during the quarter, including the purchase of bonds issued by a third party securitization vehicle whose assets are option adjustable rate mortgages. For multi-seller conduits, 99% of assets were internally rated A or above, consistent with the prior quarter and prior year. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated structured entities as at January 31, 2014 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets.

As at January 31, 2014, the notional amount of backstop liquidity facilities we provide increased by $1.4 billion or 4% from the prior quarter and $4.5 billion or 16% from the prior year. Partial credit enhancement facilities we provide increased by $147 million from the prior quarter and $388 million from the prior year. The increases in backstop liquidity facilities and partial credit enhancements from the prior quarter are primarily due to exchange rate differences. The increases from the prior year reflect

20        Royal Bank of Canada        First Quarter 2014

exchange rate differences and an increase in the outstanding securitized assets of the multi-seller conduits in support of our clients’ securitization needs. Total loans extended to the multi-seller conduits under the backstop liquidity facilities increased by $46 million from the prior quarter due to exchange rate fluctuations and decreased by $332 million from the prior year primarily due to full repayment of several of the loans.

Our overall exposure increased by $1.4 billion or 4% compared to the prior quarter primarily due to exchange rate differences, and $4.5 billion or 16% compared to the prior year, reflecting exchange rate differences and continued growth of the business which led to an increase in the outstanding securitized assets of the multi-seller conduits. Correspondingly, total assets of the multi-seller conduits increased by $1.4 billion or 4% over the prior quarter and $4.4 billion or 16% over the prior year primarily in the Credit Card, Auto Loan and Lease, and Transportation Finance asset classes.

As at January 31, 2014, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $20 billion, an increase of $1.5 billion or 8% from the prior quarter and $2.8 billion or 16% from the prior year. The increase in the amount of ABCP issued by the multi-seller conduits compared to the prior quarter and prior year is primarily due to exchange rate differences and increased client usage. The rating agencies that rate the ABCP rated 73% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 75% in the prior quarter and 75% in the prior year.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at January 31, 2014, the fair value of our inventory was $4 million (October 31, 2013 – $14 million; January 31, 2013 – $5 million). Fluctuations in our inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities (ARS) of entities which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at January 31, 2014, the total assets of the unconsolidated ARS trusts in which we have significant investments were $2.9 billion (October 31, 2013 – $2.8 billion; January 31, 2013 – $3.1 billion). Our maximum exposure to loss, representing our on-balance sheet investment in these ARS trusts, as at January 31, 2014, was $728 million (October 31, 2013 – $680 million; January 31, 2013 – $750 million). The increases in our maximum exposure to loss relative to the prior quarter relate to exchange rate differences between Canadian and U.S. dollars. As at January 31, 2014, approximately 89% of these investments were rated AA or higher based on ratings published by Standard & Poor’s.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) programs in which we have a significant interest but do not consolidate. As at January 31, 2014, the total assets of these unconsolidated municipal bond TOB trusts were $1.0 billion (October 31, 2013 – $941 million; January 31, 2013 – $1.2 billion) and our maximum exposure to loss was $627 million (October 31, 2013 – $572 million; January 31, 2013 – $690 million).

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those referenced funds which are also managed by third parties. Our maximum exposure as at January 31, 2014, which is primarily related to our investments in the reference funds, was $1.0 billion (October 31, 2013 – $867 million; January 31, 2013 – $1.0 billion). The total assets held in the unconsolidated reference funds as at January 31, 2014 were $1.2 billion (October 31, 2013 – $1.0 billion; January 31, 2013 – $1.5 billion).

We also provide liquidity facilities to certain third party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. As at January 31, 2014, total assets in these funds were $623 million (October 31, 2013 – $584 million; January 31, 2013 – $322 million) and our maximum exposure to loss, which reflects our undrawn liquidity commitment, was $634 million (October 31, 2013 – $594 million; January 31, 2013 – $328 million). The increases in total assets and our maximum exposure to loss compared to the prior quarter and prior year are primarily related to exchange rate differences and new commitments entered into during the prior year, respectively.

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at January 31, 2014, total assets of these funds were $5.6 billion (October 31, 2013 – $4.4 billion; January 31, 2013 – $4.6 billion) and our maximum exposure to loss in these entities was $833 million (October 31, 2013 – $774 million; January 31, 2013 – $1.1 billion). The increases in total assets and our maximum exposure compared to prior periods primarily reflect additional securitized assets funded by us and other investors in one entity during the quarter. The decrease in our maximum exposure compared to the prior year reflects the amortizing nature of several of these transactions and the full repayment of one transaction.

We also invest in the securities issued by unconsolidated third-party structured entities, including government-sponsored entities, as part of our trading activities. These investments do not carry a funding commitment; therefore our maximum exposure to loss is limited to our investment. As at January 31, 2014, total assets of entities in which we have significant investments were $5.2 billion (October 31, 2013 – $3.7 billion; January 31, 2013 – $3.6 billion). Our maximum exposure to loss in these entities was $183 million (October 31, 2013 – $218 million; January 31, 2013 – $99 million). Fluctuations in the amounts presented for these entities reflect normal trading activity and the extent to which our investments in certain entities are significant as at the end of the reporting period.

Royal Bank of Canada        First Quarter 2014        21

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at January 31, 2014 amounted to $244 billion compared to $232 billion in the prior quarter and $215 billion in the prior year. The increases compared to the prior quarter and prior year relate primarily to higher Other commitments to extend credit, driven by business growth and the impact of foreign currency translation. Refer to Liquidity and Funding Management and Note 26 to our 2013 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	January 31 2014						October 31 2013
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions	Derivatives (2)	Total exposure (3)	Total exposure (3)
Residential mortgages	$210,246	$–	$–	$–	$–	$210,246	$209,238
Personal	94,336	79,049	–	–	–	173,385	170,755
Credit cards	14,016	20,261	–	–	–	34,277	34,489
Small business (4)	3,920	4,203	–	–	–	8,123	8,071
Retail	$322,518	$103,513	$–	$–	$–	$426,031	$422,553
Business (4)
Agriculture	$5,524	$779	$37	$–	$93	$6,433	$6,152
Automotive	6,456	3,882	233	–	635	11,206	10,475
Consumer goods	6,393	5,420	457	–	246	12,516	12,667
Energy	9,127	20,790	3,233	–	2,280	35,430	33,936
Non-bank financial services	5,186	9,535	13,458	154,142	20,042	202,363	179,464
Forest products	959	426	107	–	25	1,517	1,446
Industrial products	4,149	3,766	371	–	342	8,628	8,344
Mining & metals	1,006	2,760	856	–	209	4,831	4,687
Real estate & related	25,840	6,087	1,582	16	310	33,835	31,663
Technology & media	4,693	7,481	528	3	711	13,416	12,012
Transportation & environment	5,593	3,146	1,528	–	387	10,654	10,763
Other	24,904	10,207	9,940	2,970	12,755	60,776	58,543
Sovereign (4)	4,641	5,720	35,558	33,900	10,014	89,833	80,224
Bank (4)	1,121	297	69,428	112,215	20,645	203,706	177,793
Wholesale	$105,592	$80,296	$137,316	$303,246	$68,694	$695,144	$628,169
Total exposure	$428,110	$183,809	$137,316	$303,246	$68,694	$1,121,175	$1,050,722

(1)	Includes contingent liabilities such as letters of credit and guarantees, available-for-sale (AFS) debt securities and deposits with financial institutions.
(2)	Credit equivalent amount after factoring in master netting agreements.
(3)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(4)	Refer to Note 5 of our 2013 Annual Consolidated Financial Statements for the definition of these terms.

Q1 2014 vs. Q4 2013

Total gross credit risk exposure increased $70 billion or 7% from the prior quarter, primarily attributable to an increase in wholesale exposure. Retail exposure increased $3 billion or 1%, primarily due to continued volume growth in Canadian personal loans and residential mortgages. Wholesale exposure increased $67 billion or 11%, primarily attributable to the impact of foreign exchange translation and an increase in assets purchased under reverse repos mainly driven by higher funding requirements. Wholesale loan utilization was 37%, unchanged from the prior quarter.

22        Royal Bank of Canada        First Quarter 2014

Gross credit risk exposure by geography (1)

	As at
	January 31 2014						October 31 2013
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure
Canada	$375,521	$131,934	$58,984	$65,546	$22,918	$654,903	$640,407
U.S.	26,600	37,896	19,289	144,412	11,731	239,928	211,932
Europe	12,926	11,158	40,604	69,063	29,822	163,573	143,925
Other International	13,063	2,821	18,439	24,225	4,223	62,771	54,458
Total exposure	$428,110	$183,809	$137,316	$303,246	$68,694	$1,121,175	$1,050,722

(1)	Geographic profile is based on country of residence of the borrower.

Q1 2014 vs. Q4 2013

There was a slight shift in geographic mix of our gross credit risk exposure from the prior quarter as Canada decreased 3% and U.S., Europe and Other International increased 1% each and ended the quarter at 58%, 21%, 15% and 6%, respectively. These shifts were largely driven by the impact of foreign exchange translation.

European exposure

	As at
	January 31 2014							October 31 2013
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure
Gross exposure to Europe	$12,926	$11,158	$21,374	$19,230	$69,063	$29,822	$163,573	$143,925
Less: Collateral held against repo-style transactions	–	–	–	–	66,774	–	66,774	54,416
Potential future credit exposure add-on amount	–	–	–	–	–	20,021	20,021	18,827
Undrawn commitments	–	11,158	–	19,230	–	–	30,388	27,719
Gross drawn exposure to Europe	$12,926	$–	$21,374	$–	$2,289	$9,801	$46,390	$42,963
Less: Collateral applied against derivatives	–	–	–	–	–	7,385	7,385	6,306
Add: Trading securities	–	–	17,193	–	–	–	17,193	13,816
Net exposure to Europe (3)	$12,926	$–	$38,567	$–	$2,289	$2,416	$56,198	$50,473

(1)	Comprised of undrawn commitments of $8.1 billion to corporate entities, $2.2 billion to financial entities and $0.9 billion to sovereign entities. On a country basis, exposure is comprised of $4.2 billion to U.K., $2.7 billion to France, $1.8 billion to Germany, $250 million to Ireland, $205 million to Spain, with the remaining $2.0 billion related to Other Europe. Of the undrawn commitments, over 88% are to investment grade entities.
(2)	Securities include $17.2 billion of trading securities (October 31, 2013 – $13.8 billion), $13.0 billion of deposits (October 31, 2013 – $13.8 billion) and $8.4 billion of AFS securities (October 31, 2013 – $7.8 billion).
(3)	Excludes $1.6 billion (October 31, 2013 – $1 billion) of exposures to supranational agencies and $2.6 billion (October 31, 2013 – $2.4 billion) of exposures to trade credit reinsurance.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at January 31, 2014 was $164 billion. Our gross drawn exposure to Europe was $46 billion, after taking into account collateral held against repo-style transactions of $67 billion, letters of credit and guarantees, and undrawn commitments for loans of $31 billion and potential future credit exposure to derivatives of $20 billion. Our net exposure to Europe was $56 billion, after taking into account $7 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $17 billion held in our trading book. Our net exposure to Europe also reflected $0.7 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Royal Bank of Canada        First Quarter 2014        23

Net European exposure by country (1)

	As at
	January 31 2014					October 31 2013

(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total
U.K.	$8,749	$9,537	$2,040	$764	$21,090	$17,515
Germany	384	7,329	–	637	8,350	8,270
France	720	3,373	89	254	4,436	3,856
Total U.K., Germany, France	$9,853	$20,239	$2,129	$1,655	$33,876	$29,641
Greece	$–	$1	$–	$–	$1	$–
Ireland	72	60	1	69	202	174
Italy	69	173	–	24	266	325
Portugal	5	1	–	1	7	6
Spain	428	141	–	1	570	491
Total peripheral (2)	$574	$376	$1	$95	$1,046	$996
Luxembourg	$314	$5,063	$–	$80	$5,457	$5,666
Netherlands	599	2,467	–	332	3,398	2,861
Norway	343	2,628	–	34	3,005	2,925
Sweden	–	3,359	54	–	3,413	2,831
Switzerland	435	3,018	61	25	3,539	3,094
Other	808	1,417	44	195	2,464	2,459
Total Other Europe	$2,499	$17,952	$159	$666	$21,276	$19,836
Total exposure to Europe	$12,926	$38,567	$2,289	$2,416	$56,198	$50,473

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of $nil to Greece (October 31, 2013 – $nil), Ireland $1.1 billion (October 31, 2013 – $1.5 billion), Italy $0.3 billion (October 31, 2013 – $0.3 billion), Portugal $0.1 billion (October 31, 2013 – $0.1 billion), and Spain $1.3 billion (October 31, 2013 – $0.9 billion).

Q1 2014 vs. Q4 2013

Net credit risk exposure to Europe increased $6 billion from the prior quarter. This reflected an increase of $4 billion primarily in the U.K. with smaller increases in Germany and Other Europe. The increase in the U.K. was driven by increased business activities and the impact of foreign exchange translation, each contributing to an increase of $2 billion.

Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal with total outstanding exposure of $1 billion as at January 31, 2014, unchanged from the prior quarter. This exposure was predominantly investment grade. Our net exposure to larger European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits, and available-for-sale (AFS) securities.

Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits primarily relate to deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization of Economic Co-operation and Development government and corporate debt. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had a PCL recovery of $1 million on this portfolio for this quarter, compared to PCL of $15 million in the prior quarter. The gross impaired loans ratio of this loan book was 0.19%, down from 0.69% in the prior quarter.

Net European exposure by client type

	As at
	January 31 2014												October 31 2013
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe
Financials	$7,363	$5,985	$1,686	$15,034	$–	$85	$90	$2	$119	$296	$11,349	$26,679	$21,593
Sovereign	5,923	1,446	1,971	9,340	–	15	51	–	20	86	6,832	16,258	16,205
Corporate	7,804	919	779	9,502	1	102	125	5	431	664	3,095	13,261	12,675
Total	$21,090	$8,350	$4,436	$33,876	$1	$202	$266	$7	$570	$1,046	$21,276	$56,198	$50,473

24        Royal Bank of Canada        First Quarter 2014

Q1 2014 vs. Q4 2013

Our net exposure increase to Financials and Corporate was largely in the U.K. reflecting increased business activities and the impact of foreign exchange translation. Sovereign net exposure remained relatively stable.

Residential mortgages and home equity lines of credit

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at
	January 31 2014
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$6,347	57%	$4,809	43%	$11,156	$2,014
Quebec	12,452	51	11,899	49	24,351	4,062
Ontario	36,296	43	47,254	57	83,550	16,643
Prairie provinces	25,049	54	21,300	46	46,349	10,357
B.C. and territories	15,927	39	24,898	61	40,825	9,987
Total Canada (4)	$96,071	47%	$110,160	53%	$206,231	$43,063
U.S.	5	1	415	99	420	297
Other International	11	–	2,897	100	2,908	2,595
Total International	$16	–%	$3,312	100%	$3,328	$2,892
Total	$96,087	46%	$113,472	54%	$209,559	$45,955
Total – October 31, 2013	$96,624	46%	$111,822	54%	$208,446	$45,494

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $687 million (October 31, 2013 – $792 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	Refer to the Risk management section of our 2013 Annual Report for the definition of these regions.
(4)	Total Canada residential mortgages balance of $206 billion consolidated is comprised of $184 billion of residential mortgages and $5 billion of mortgages with commercial clients of which $3.7 billion are insured mortgages, both in Canadian Banking, and $17 billion of securitized residential mortgages in Capital Markets.

Home equity lines of credit are uninsured and reported within the personal loan category. As at January 31, 2014, home equity lines of credit in Canadian Banking were $43 billion (October 31, 2013 – $43 billion). Approximately 97% of these home equity lines of credit (October 31, 2013 – 97%) are secured by a first lien on real estate, and less than 8% (October 31, 2013 – 8%) of these clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	January 31 2014			October 31 2013
	Canada	U.S. and Other International	Total	Total
Amortization period
≤ 25 years	69%	91%	69%	68%
> 25 years ≤ 30 years	22	9	22	22
> 30 years ≤ 35 years	8	–	8	8
> 35 years	1	–	1	2
Total	100%	100%	100%	100%

Royal Bank of Canada        First Quarter 2014        25

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended
	January 31 2014		October 31 2013
	Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	74%	74%	73%	74%
Quebec	71	72	71	73
Ontario	71	70	71	71
Prairie provinces	73	73	73	73
B.C. and territories	67	66	69	68
U.S.	70	n.m.	70	n.m.
Other International	85	n.m.	85	n.m.
Average (4), (5)	71%	70%	71%	71%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2013 Annual Report for the definition of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
n.m.	not meaningful

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages including homeline products is 56% as at January 31, 2014 (October 31, 2013 – 56%). This calculation is weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to continue making payments in the event of a shock to one of the above noted parameters.

26        Royal Bank of Canada        First Quarter 2014

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2014	October 31 2013	January 31 2013
Personal & Commercial Banking	$274	275	241
Wealth Management	19	42	–
Capital Markets	(2)	11	109
Corporate Support and Other (1)	1	6	(1)
Total PCL	$292	334	349
Canada (2)
Residential mortgages	$8	12	4
Personal	117	114	93
Credit cards	83	80	88
Small business	14	9	8
Retail	222	215	193
Wholesale	34	40	14
PCL on impaired loans	256	255	207
U.S. (2)
Retail	$–	–	2
Wholesale	1	(8)	(1)
PCL on impaired loans	1	(8)	1
Other International (2)
Retail	$29	53	17
Wholesale	6	34	124
PCL on impaired loans	35	87	141
Total PCL	$292	334	349
PCL ratio (3)
Total PCL ratio	0.27%	0.32%	0.35%
Personal & Commercial Banking	0.31%	0.32%	0.29%
Canadian Banking	0.30%	0.29%	0.26%
Caribbean Banking	0.89%	1.53%	1.53%
Wealth Management	0.52%	1.25%	0.00%
Capital Markets	(0.01)%	0.08%	0.82%

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2013 Annual Report.
(2)	Geographic information is based on residence of borrower.
(3)	PCL on impaired loans as a % of average net loans and acceptances.

Q1 2014 vs. Q1 2013

Total PCL decreased $57 million, or 16%, from a year ago. PCL ratio of 27 bps, decreased 8 bps.

PCL in Personal & Commercial Banking increased $33 million or 14%, and the PCL ratio increased 2 bps, mainly due to higher provisions in personal loans and commercial lending portfolios in Canada reflecting higher impaired loans, partially offset by lower provisions in our Caribbean portfolios.

PCL in Wealth Management increased $19 million, reflecting additional PCL this quarter related to the same accounts that impacted the fourth quarter of 2013 which are now fully provisioned.

A recovery in PCL of $2 million in Capital Markets mainly comprised of a few accounts as compared to provisions of $109 million in the prior year. The prior year provisions mainly related to a couple of accounts in the technology & media and transportation & environment sectors.

Q1 2014 vs. Q4 2013

Total PCL decreased $42 million or 13%, from the prior quarter. PCL ratio of 27 bps, decreased 5 bps.

PCL in Personal & Commercial Banking was relatively flat as improved credit quality in our Caribbean wholesale portfolios was largely offset by higher provisions in Canadian small business and personal loans, reflecting higher impaired loans.

PCL in Wealth Management decreased $23 million as there were smaller provisions related to the same accounts that impacted the fourth quarter of 2013 which are now fully provisioned.

A recovery in PCL of $2 million in Capital Markets mainly comprised of a few accounts as compared to provisions of $11 million in the prior quarter. The prior quarter provisions mainly related to a single account in the transportation & environment sector.

Royal Bank of Canada        First Quarter 2014        27

Gross impaired loans (GIL)

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2014	October 31 2013	January 31 2013
Personal & Commercial Banking	$1,891	$1,872	$1,809
Wealth Management	76	96	7
Capital Markets	139	229	287
Investor & Treasury Services	3	3	2
Corporate Support and Other	2	1	32
Total GIL	$2,111	$2,201	$2,137
Canada (1)
Retail	$794	729	$725
Wholesale	446	526	503
GIL	1,240	1,255	1,228
U.S. (1)
Retail	$15	$14	$7
Wholesale	86	98	153
GIL	101	112	160
Other International (1)
Retail	$377	$348	$257
Wholesale	393	486	492
GIL	770	834	749
Total GIL	$2,111	$2,201	$2,137
GIL ratio (2)
Total GIL ratio	0.49%	0.52%	0.54%
Personal & Commercial Banking	0.54%	0.54%	0.55%
Canadian Banking	0.35%	0.35%	0.35%
Caribbean Banking	9.42%	9.81%	9.91%
Wealth Management	0.52%	0.72%	0.06%
Capital Markets	0.23%	0.40%	0.54%

(1)	Geographic information is based on residence of borrower.
(2)	GIL as a % of loans and acceptances.

Q1 2014 vs. Q1 2013

Total GIL decreased $26 million from a year ago. The GIL ratio decreased 5 bps.

GIL in Personal & Commercial Banking increased $82 million or 5%, mainly due to higher impaired loans in our Canadian personal loans portfolio. GIL ratio was relatively flat compared to last year.

GIL in Wealth Management increased $69 million, mainly due to a few accounts that impacted the fourth quarter of 2013 which are now fully provisioned.

GIL in Capital Markets decreased $148 million or 52%, primarily due to lower impaired loans in the technology & media, transportation & environment and industrial products sectors, largely reflecting repayments and write-offs.

Q1 2014 vs. Q4 2013

Total GIL decreased $90 million or 4% from the prior quarter. The GIL ratio decreased 3 bps.

GIL in Personal & Commercial Banking increased $19 million or 1%, mainly due to higher impaired loans in Canadian personal loans, residential mortgages and small business loan portfolios, partially offset by lower impaired loans in our Canadian commercial lending portfolio. GIL ratio was flat compared to prior quarter.

GIL in Wealth Management decreased $20 million, mainly due to repayments of a few accounts.

GIL in Capital Markets decreased $90 million or 39%, primarily due to lower impaired loans in the technology & media and transportation & environment sectors, largely reflecting repayments and write-offs.

28        Royal Bank of Canada        First Quarter 2014

Allowance for credit losses (ACL)

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Allowance for impaired loans
Personal & Commercial Banking	$517	$486	$510
Wealth Management	73	53	–
Capital Markets	27	58	79
Investor & Treasury Services	2	2	2
Corporate Support and Other	–	–	3
Total allowance for impaired loans	619	599	594
Canada (1)
Retail	$174	$149	$140
Wholesale	157	170	163
Allowance for impaired loans	331	319	303
U.S. (1)
Retail	$2	$2	$2
Wholesale	23	19	23
Allowance for impaired loans	25	21	25
Other International (1)
Retail	$168	$146	$96
Wholesale	95	113	170
Allowance for impaired loans	263	259	266
Total allowance for impaired loans	619	599	594
Allowance for loans not yet identified as impaired	1,451	1,451	1,451
Total ACL	$2,070	$2,050	$2,045

(1)	Geographic information is based on residence of borrower.

Q1 2014 vs. Q1 2013

Total ACL increased $25 million or 1% from a year ago, mainly related to higher ACL in Wealth Management and Canadian Banking portfolios, partially offset by lower ACL in Capital Markets and Caribbean portfolios.

Q1 2014 vs. Q4 2013

Total ACL increased $20 million or 1% from last quarter, mainly related to higher ACL in Canadian Banking and Wealth Management, partially offset by lower ACL in Capital Markets due to write-offs.

Loan forbearance

As recommended by the EDTF, we have provided a summary of our forbearance policy with respect to loans.

In our overall management of borrower relationships, economic or legal reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We strive to identify borrowers in financial difficulty early and modify their loan terms/restructure in order to maximize collection and to avoid foreclosure, repossession, or other legal remedies. In these circumstances, a borrower may be granted concessions that would not otherwise be considered. We have specialized groups and formalized policies that direct the management of delinquent or defaulted borrowers. Examples of such concessions to retail borrowers may include rate reduction, principal forgiveness, and term extensions. Concessions to wholesale borrowers may include restructuring the agreements, modifying the original terms of the agreement and/or relaxation of covenants. For both retail and wholesale loans, the appropriate remediation techniques are based on the individual borrower’s situation based on the bank’s policy and the customer’s willingness and capacity to meet the new arrangement. When a loan is restructured, the recorded investment in the loan is reduced as of the date of restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the effective interest rate inherent in the loan (prior to restructuring).

Market risk

Market risk measures – Fair Value Through Profit or Loss (FVTPL) positions

VaR and Stress VaR

We measure VaR at the 99th percentile confidence level for price movements over a one day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of credit valuation adjustments (CVA) and certain other positions which are updated weekly. Market risk Stressed VaR is calculated on a weekly basis in a similar manner as Market risk VaR with the exception that it is computed using a fixed historical one year period of extreme volatility and its inverse rather than the most recent two year history. The stress period used is the interval from September 2008 through August 2009. Stressed VaR is calculated weekly for all portfolios. For further details of our approach to the management of market risk, refer to the Market risk section of our 2013 Annual Report.

The following table shows Market risk VaR (VaR) and Market risk Stressed VaR (SVaR) for FVTPL positions, with the exception of those in a designated hedging relationship and positions held in RBC Insurance.

Royal Bank of Canada        First Quarter 2014        29

	January 31 2014				October 31 2013		January 31 2013
	As at Jan. 31	For the three months ended			As at Oct. 31	For the three months ended	As at Jan. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$11	$8	$11	$5	$8	$7	$7	$11
Foreign exchange	3	4	5	2	5	5	2	2
Commodities	2	4	7	2	3	4	2	3
Interest rate	30	32	35	28	38	42	38	41
Credit specific (1)	11	10	11	9	10	9	9	11
Diversification (2)	(23)	(24)	(30)	(18)	(23)	(22)	(20)	(25)
Market risk VaR	$34	$34	$36	$31	$41	$45	$38	$43
Market risk Stressed VaR	$108	$103	$121	$94	$117	$114	$73	$78

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q1 2014 vs. Q1 2013

Average VaR of $34 million for the first quarter of 2014 was down $9 million compared to the prior year. The decrease was mainly driven by the roll forward of the historical time period used to calculate VaR. In particular the market volatility of 2011 following the downgrade of the credit rating for the U.S. is no longer included in the VaR window.

Average SVaR is up by $25 million compared to the prior year due to increased positions in mortgage-backed securities (MBS) and high grade credit-sensitive fixed income debt whose price behaviour was particularly volatile in the historical period used to calculate Stressed VaR when compared to more recent history. The impact of foreign exchange translation on foreign-denominated portfolios also contributed to SVaR increase.

Q1 2014 vs. Q4 2013

Average VaR of $34 million decreased by $11 million from $45 million last quarter. The decrease was mainly driven by the roll forward of the historical time period used to calculate VaR and lower risk in certain mortgage backed securities portfolios. Average SVaR was $103 million, down $11 million from last quarter due to lower risk in certain mortgage backed securities portfolios. The decrease was partially offset by the impact of foreign exchange translation on foreign-denominated portfolios.

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. During the quarter, there were no daily net trading losses.

Market risk measures for other FVTPL positions

Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the policyholder liabilities, the impact of which is reflected in insurance policyholder benefits and claims. Liabilities with respect to insurance obligations are reported at $8.1 billion as of January 2014. We held $6.2 billion of trading securities in support of the liabilities. We also held $1.8 billion of securities classified as AFS as investments.

30        Royal Bank of Canada        First Quarter 2014

Market risk measures – Structural Interest Rate Positions

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the first quarter of 2014, our interest rate risk exposure was well within our target levels.

	January 31 2014						October 31 2013		January 31 2013
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(480)	$(3)	$(483)	$455	$12	$467	$(540)	$391	$(464)	$489
100bps decrease in rates	403	3	406	(317)	(1)	(318)	446	(303)	387	(346)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Market risk measures for other material non-trading portfolios

Market Risk – AFS

We held $40 billion of securities classified as AFS as at January 31, 2014, compared to $38 billion as at October 31, 2013. We hold debt securities designated as AFS primarily as investments and to manage interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. Our portfolio of AFS securities exposes us to interest rate risk, measured as the change in the value of the securities for a one basis point parallel increase in yields, and credit spread risk, measured as a change in the value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. As at January 31, 2014, the interest rate risk for the portfolio was negative $4.3 million and the credit spread risk was negative $9.2 million.(1) Our available-for-sale securities also include equity exposures of $1.8 billion as at January 31, 2014, up from $1.7 billion last quarter.

(1)	Interest rate and credit spread risks are represented on a pre-tax basis and exclude the securities held in our insurance businesses.

Derivatives in hedge accounting relationships

Derivative assets in a designated hedge accounting relationship of $2.0 billion as at January 31, 2014 were unchanged compared to the prior quarter, and derivative liabilities of $1.3 billion as at January 31, 2014 were up from $931 million in the prior quarter. We use interest rate swaps to manage our structural interest rate risk, as described in the Market risk section of our 2013 Annual Report. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the value of the securities for a one basis point parallel increase in yields, was positive $4.8 million as of January 31, 2014.

We also use interest rate swaps to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged assets that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Royal Bank of Canada        First Quarter 2014        31

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at January 31, 2014
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$13,786	$6,571	$7,215	Interest rate
Interest-bearing deposits with banks (4)	8,245	1,842	6,403	Interest rate
Securities
Trading (5)	148,774	142,483	6,291	Interest rate, credit spread
Available-for-sale (6)	40,720	–	40,720	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	140,669	140,334	335	Interest rate
Loans
Retail (8)	322,518	16,667	305,851	Interest rate
Wholesale (9)	95,089	419	94,670	Interest rate
Allowance for loan losses	(1,979)	–	(1,979)	Interest rate
Segregated fund net assets (10)	542	–	542	Interest rate
Derivatives	79,475	75,283	4,192	Interest rate
Other assets (11)	50,797	14,971	35,826	Interest rate
Assets not subject to market risk (12)	6,078
Total assets	$904,714	$398,570	$500,066
Liabilities subject to market risk
Deposits (13)	$590,423	$117,803	$472,620	Interest rate
Segregated fund liabilities (14)	542	–	542	Interest rate
Other
Obligations related to securities sold short	48,818	48,818	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	67,015	66,690	325	Interest rate
Derivatives	80,702	79,031	1,671	Interest rate
Other liabilities (16)	47,538	13,432	34,106	Interest rate
Subordinated debentures	6,521	–	6,521	Interest rate
Preferred share liabilities	490	–	490	Interest rate
Liabilities not subject to market risk (17)	11,150
Total liabilities	$853,199	$325,774	$516,275
Total equity	$51,515
Total liabilities and equity	$904,714

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, Stressed VaR and Stress are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the structural interest rate risk (SIRR) and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,505 million included in SIRR. An additional $710 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $6,403 million are included in SIRR.
(5)	Trading securities include $6,169 million in securities used in the management of the structural interest rate risk of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $36,645 million are included in SIRR. An additional $4,075 million are held by our insurance businesses that do not contribute to our SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $335 million reflected in SIRR.
(8)	Retail loans include $305,851 million reflected in SIRR.
(9)	Wholesale loans include $93,578 million reflected in SIRR. An additional $1,092 million is used in the management of the structural interest rate risk of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(11)	Other assets include $33,424 million reflected in SIRR. An additional $2,402 million is used in the management of the structural interest rate risk of RBC Insurance.
(12)	Other assets include $6,078 million of physical and other assets that are not subject to market risk.
(13)	Deposits include $472,620 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $325 million reflected in SIRR.
(16)	Other liabilities include $8,582 million used in the management of the structural interest rate risk of RBC Insurance, and $25,524 million contribute to our SIRR measure.
(17)	Other liabilities include $11,150 million of payroll related and other liabilities that are not subject to market risk.

32        Royal Bank of Canada        First Quarter 2014

	As at October 31, 2013
		Market risk measure
(Millions of Canadian dollars)	Balance Sheet Amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary sensitivity
Assets subject to market risk
Cash and due from banks (3)	$15,550	$8,202	$7,348	Interest rate
Interest-bearing deposits with banks (4)	9,039	2,833	6,206	Interest rate
Securities
Trading (5)	144,023	137,718	6,305	Interest rate, credit spread
Available-for-sale (6)	38,687	–	38,687	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	117,517	116,703	814	Interest rate
Loans
Retail (8)	320,627	16,168	304,459	Interest rate
Wholesale (9)	90,182	387	89,795	Interest rate
Allowance for loan losses	(1,959)	–	(1,959)	Interest rate
Segregated fund net assets (10)	513	–	513	Interest rate
Derivatives	74,822	71,678	3,144	Interest rate
Other assets (11)	43,999	12,631	31,368	Interest rate
Assets not subject to market risk (12)	6,745
Total assets	$859,745	$366,320	$486,680
Liabilities subject to market risk
Deposits (13)	$559,350	$101,584	$457,766	Interest rate
Segregated fund liabilities (14)	513	–	513	Interest rate
Other
Obligations related to securities sold short	47,128	47,128	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	60,416	60,147	269	Interest rate
Derivatives	76,745	75,368	1,377	Interest rate
Other liabilities (16)	46,243	12,962	33,281	Interest rate
Subordinated debentures	7,443	–	7,443	Interest rate
Liabilities not subject to market risk (17)	12,447
Total liabilities	$810,285	$297,189	$500,649
Total equity	$49,460
Total liabilities and equity	$859,745

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, Stressed VaR and Stress are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the structural interest rate risk (SIRR) and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,396 million included in SIRR. An additional $952 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $6,206 million are included in SIRR.
(5)	Trading securities include $5,863 million in securities used in the management of the structural interest rate risk of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $34,307 million are included in SIRR. An additional $4,380 million are held by our insurance businesses that do not contribute to our SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $814 million reflected in SIRR.
(8)	Retail loans include $304,459 million reflected in SIRR.
(9)	Wholesale loans include $88,765 million reflected in SIRR. An additional $1,030 million is used in the management of the structural interest rate risk of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(11)	Other assets include $28,756 million reflected in SIRR. An additional $2,612 million is used in the management of the structural interest rate risk of RBC Insurance.
(12)	Other assets include $6,745 million of physical, and other assets that are not subject to market risk.
(13)	Deposits include $457,766 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the structural interest rate risk of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $269 million reflected in SIRR.
(16)	Other liabilities include $8,745 million used in the management of the structural interest rate risk of RBC Insurance, and $24,536 million contribute to our SIRR measure.
(17)	Other liabilities include $12,447 million of payroll related and other liabilities that are not subject to market risk.

Liquidity and funding management

There have been no material changes to our Liquidity Management Framework from the framework described in our 2013 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Our liquidity and funding risk remain well within our risk appetite.

We continue to monitor and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for the prospective regulatory reforms, such as the Basel III regulatory liquidity standards established by the BCBS and supported by OSFI and other jurisdictions. The BCBS liquidity standards include minimum requirements for two regulatory measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR). In January 2013, the BCBS released its final rules for LCR, with phased timelines for compliance, starting with a minimum of 60% coverage in 2015 and increasing by 10% annually to 100% in 2019. In January 2014, the BCBS released its final paper on “Liquidity coverage ratio disclosure standards” and published a consultative document on the NSFR guidelines. Banks are expected to comply with the BCBS LCR disclosure standards beginning in the first full fiscal quarter of calendar 2015 (expected to be Q2 for Canadian banks) and comments on the consultative document on NSFR are to be submitted by April 11, 2014 to the BCBS. Planned implementation for NSFR is 2018. In this interim observation period, we submit regular LCR and NSFR reports to OSFI.

Royal Bank of Canada        First Quarter 2014        33

In November 2013, OSFI released a consultative document “Liquidity Adequacy Requirements (LAR) Guideline” for public review and comment by January 24, 2014. The objective of this guideline is to describe the methodologies supporting a series of liquidity metrics that will be used by OSFI to assess the liquidity adequacy of an institution. The LAR guideline converts the BCBS liquidity requirements (including LCR, NSFR and monitoring tools) into OSFI guidance as well as incorporating OSFI’s Net Cumulative Cash Flow (NCCF) metric into formal domestic regulation. OSFI introduced the NCCF in 2010 and we submit a formal compliance report to OSFI on a monthly basis. The assumptions and parameters for NCCF contained in the LAR guideline have been in some instances materially modified from existing NCCF requirements. OSFI has designated the NCCF as a supervisory tool rather than a liquidity metric with a prescribed minimum standard like LCR and eventually NSFR. Of note in the LAR guideline is that, while the LCR implementation date of January 2015 is consistent with the BCBS requirement, there will be no phase-in period as the minimum LCR requirement for Canadian institutions at that date will be 100% compared to the minimum 60% coverage as prescribed by BCBS. Implementation for the revised NCCF and other liquidity monitoring tools will also be January 2015. Intraday monitoring tools will be implemented by 2017. We expect OSFI will publish its final guidance shortly.

Risk measurement

To monitor and control risk within appropriate tolerances, limits are set on various internal and regulatory metrics reflecting a range of time horizons and severity of stress conditions. Risk methodologies and underlying assumptions for internal metrics are periodically reviewed and validated to assess alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

In our internal metrics, liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding management section of our 2013 Annual Report.

Risk profile

As at January 31, 2014, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $375 billion or 53% of our total funding (October 31, 2013 – $359 billion or 54%). Funding for highly liquid assets consisted primarily of short-term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured short-term liabilities of $80 billion and secured (repos and short sales) liabilities of $120 billion, and represented 11% and 17% of total funding as at January 31, 2014, respectively (October 31, 2013 – $67 billion and $111 billion or 10% and 17% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the following Funding section.

As at January 31, 2014, we held earmarked contingency liquidity assets of $12 billion, of which $7 billion was in U.S. currency and $5 billion was in Canadian currency (October 31, 2013 – $11.5 billion of which $6.5 billion was in U.S. currency and $5 billion was in Canadian currency). During the quarter ended January 31, 2014, we held on average $11.7 billion, of which $6.7 billion was in U.S. currency and $5 billion was in Canadian currency (October 31, 2013 – $10.5 billion of which $5.8 billion was in U.S. currency and $4.7 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$3.7 billion as at January 31, 2014 to mitigate the volatility of our net pledging requirements for derivatives trading (October 31, 2013 – US$3.7 billion). This buffer averaged US$3.7 billion during the quarter ended January 31, 2014 (October 31, 2013 – US$4.3 billion).

As recommended by the EDTF, the following tables provide summaries of our liquidity reserve and asset encumbrance. Unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. In the Liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities where advances could be supported by eligible assets not included in the liquid assets category under more uncommon circumstances provided certain pre-conditions could be met. The Asset encumbrance table provides a comprehensive view of the assets available to the bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. Less liquid assets such as mortgages and credit card receivables can in part be monetised although requiring more lead times relative to liquid assets. As at January 31, 2014, our assets available as collateral comprised 66% of our total liquid assets. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

34        Royal Bank of Canada        First Quarter 2014

Liquidity reserve (1)

	As at January 31, 2014
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$10,090	$–	$10,090	$1,050	$9,040
Deposits in other banks available overnight	3,670	–	3,670	254	3,416
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	216,130	19,205	235,335	102,539	132,796
Other (2)	96,614	23,941	120,555	59,836	60,719

Liquidity assets eligible at central banks (not included above) (4)	64	–	64	–	64
Undrawn credit lines granted by central banks (5)	7,195	–	7,195	–	7,195
Other assets eligible as collateral for discount (6)	124,210	–	124,210	–	124,210
Other liquid assets (7)	12,187	–	12,187	12,187	–
Total liquid assets	$470,160	$43,146	$513,306	$175,866	$337,440

	As at October 31, 2013
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$12,711	$–	$12,711	$980	$11,731
Deposits in other banks available overnight	3,767	–	3,767	287	3,480
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	203,619	15,470	219,089	101,925	117,164
Other (2)	69,225	11,953	81,178	40,834	40,344

Liquidity assets eligible at central banks (not included above) (4)	62	–	62	–	62
Undrawn credit lines granted by central banks (5)	6,345	–	6,345	–	6,345
Other assets eligible as collateral for discount (6)	125,589	–	125,589	–	125,589
Other liquid assets (7)	11,678	–	11,678	11,678	–
Total liquid assets	$432,996	$27,423	$460,419	$155,704	$304,715

	As at
(Millions of Canadian dollars)	January 31 2014	October 31 2013
Royal Bank of Canada	$220,135	$209,867
Foreign branches	41,323	37,616
Subsidiaries	75,982	57,232
Total	$337,440	$304,715

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments.
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to over-the-counter (OTC) and exchange traded derivative transactions.

Royal Bank of Canada        First Quarter 2014        35

Asset encumbrance (1)

	As at
	January 31 2014					October 31 2013
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)
Cash and due from banks	$164	$1,050	$12,260	$312	$13,786	$204	$980	$14,082	$284	$15,550
Interest-bearing deposits with banks	90	–	8,155	–	8,245	83	–	8,956	–	9,039
Securities
Trading	53,505	–	94,359	910	148,774	51,443	–	92,315	265	144,023
Available-for-sale	2,007	52	34,026	4,635	40,720	1,988	48	34,495	2,156	38,687
Assets purchased under reverse repurchase agreements and securities borrowed	115,624	–	74,714	253	190,591	104,878	–	52,581	2,262	159,721
Loans
Retail
Mortgage securities	41,760	–	26,410	–	68,170	44,589	–	21,821	–	66,410
Mortgage loans	22,718	–	–	119,358	142,076	22,750	–	–	120,078	142,828
Non-mortgage loans	8,020	–	103,697	555	112,272	8,174	–	102,646	569	111,389
Wholesale	–	–	27,709	67,380	95,089	–	–	29,288	60,894	90,182
Allowance for loan losses	–	–	–	(1,979)	(1,979)	–	–	–	(1,959)	(1,959)
Segregated fund net assets	–	–	–	542	542	–	–	–	513	513
Other – Derivatives	–	–	–	79,475	79,475	–	–	–	74,822	74,822
– Others (6)	12,187	–	–	44,688	56,875	11,678	–	–	39,066	50,744
Total assets	$256,075	$1,102	$381,330	$316,129	$954,636	$245,787	$1,028	$356,184	$298,950	$901,949
(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously disrupted, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate market liquidity dislocations.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or other for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) our unused wholesale funding capacity, which is regularly assessed using an established methodology that is periodically reviewed and, as necessary, revised, and (ii) central bank standby lending facilities if, in extraordinary circumstances, market sources were disrupted and temporarily not sufficiently liquid to allow us to monetize our unencumbered liquid assets (as opposed to loans as described above) to meet our normal daily requirements (e.g., Bank of Canada, Federal Reserve Bank, Bank of England, Bank of France and the Central Bank of Luxembourg).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits, consisting of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year currently represent 70% of our total deposits (October 31, 2013 – 70%). During the quarter, core deposits grew by about 4% with both relationship deposits and an extension of our wholesale funding maturity profile contributing about equally to the increase in core deposit levels. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funds maturing beyond one year, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

36        Royal Bank of Canada        First Quarter 2014

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered – US$25 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bonds – US$12 billion	• Covered Bond Program – Euro 23 billion

• Japanese Issuance Programs – JPY 1 trillion

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Mortgage-backed securities and Canada Mortgage Bonds

The following table provides our composition of wholesale funding and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at January 31, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,510	$49	$241	$356	$5,156	$11	$–	$5,167
Certificates of deposit and commercial paper	6,937	12,234	5,295	10,459	34,925	318	2,557	37,800
Asset-backed commercial paper (3)	390	990	1,081	3,101	5,562	–	–	5,562
Senior unsecured medium-term notes (4)	4	2,904	1,179	8,961	13,048	11,606	43,453	68,107
Senior unsecured structured notes (5)	1,035	1,640	1,932	2,506	7,113	2,445	7,229	16,787
Mortgage securitization	2,006	1,677	875	696	5,254	3,119	19,246	27,619
Covered bonds/asset-backed securities (6)	47	84	113	932	1,176	7,694	21,218	30,088
Subordinated liabilities	–	–	600	200	800	1,500	4,137	6,437
Other (7)	857	182	300	901	2,240	–	3,443	5,683
Total	$15,786	$19,760	$11,616	$28,112	$75,274	$26,693	$101,283	$203,250
Of which:
– Secured	$3,234	$2,751	$2,069	$4,729	$12,783	$10,814	$40,463	$64,060
– Unsecured	12,552	17,009	9,547	23,383	62,491	15,879	60,820	139,190

(Millions of Canadian dollars)	As at October 31, 2013
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 to 2 years	2 years and greater	Total
Deposits from banks (2)	$1,820	$148	$26	$254	$2,248	$100	$–	$2,348
Certificates of deposit and commercial paper	549	3,350	17,122	9,969	30,990	2,088	624	33,702
Asset-backed commercial paper (3)	–	626	1,586	1,717	3,929	–	–	3,929
Senior unsecured medium-term notes (4)	–	2,332	3,161	4,519	10,012	9,789	36,614	56,415
Senior unsecured structured notes (5)	1,155	1,734	1,674	2,041	6,604	2,131	6,287	15,022
Mortgage securitization	757	2,565	4,211	2,154	9,687	2,371	18,392	30,450
Covered bonds/asset-backed securities (6)	54	94	132	213	493	5,304	23,039	28,836
Subordinated liabilities	1,000	–	–	600	1,600	1,700	4,121	7,421
Other (7)	914	55	163	1,148	2,280	–	3,477	5,757
Total	$6,249	$10,904	$28,075	$22,615	$67,843	$23,483	$92,554	$183,880
Of which:
– Secured	$1,552	$3,286	$5,929	$4,083	$14,850	$7,675	$41,431	$63,956
– Unsecured	4,697	7,618	22,146	18,532	52,993	15,808	51,123	119,924

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgages.
(7)	Includes tender option bonds and bearer deposit notes.

Royal Bank of Canada        First Quarter 2014        37

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (i.e. amortized cost or fair value) at the balance sheet date and have been enhanced in response to EDTF recommendations. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

	As at January 31, 2014
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 years to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$15,679	$–	$–	$–	$–	$–	$–	$–	$6,352	$22,031
Securities
Trading (1)	96,559	6	40	33	39	271	525	4,796	46,505	148,774
Available-for-sale	4,024	3,834	1,420	1,287	702	3,081	12,729	11,711	1,932	40,720
Assets purchased under reverse repurchase agreements and securities borrowed	70,536	29,150	17,816	6,612	7,877	1,230	–	–	7,448	140,669
Loans (net of allowance for loan losses)	15,021	14,532	10,236	9,292	11,903	54,309	184,592	30,175	85,568	415,628
Other
Customers’ liability under acceptances	5,446	1,776	389	670	2,221	–	–	–	1	10,503
Derivatives	3,503	4,187	3,080	2,418	3,839	8,508	20,247	33,688	5	79,475
Other financial assets	18,853	1,386	475	158	470	228	443	810	844	23,667
Total financial assets	$229,621	$54,871	$33,456	$20,470	$27,051	$67,627	$218,536	$81,180	$148,655	$881,467
Other non-financial assets	1,836	644	326	372	926	488	1,249	2,132	15,274	23,247
Total assets	$231,457	$55,515	$33,782	$20,842	$27,977	$68,115	$219,785	$83,312	$163,929	$904,714
Liabilities and equity
Deposits (2)
Unsecured borrowing	$38,266	$24,725	$13,523	$18,078	$16,667	$53,571	$49,995	$13,235	$291,243	$519,303
Secured borrowing	2,052	2,842	2,107	1,902	797	8,532	21,702	8,736	–	48,670
Covered bonds	–	–	–	–	748	4,244	13,739	3,719	–	22,450
Other
Acceptances	5,446	1,776	389	670	2,221	–	–	–	1	10,503
Obligations related to securities sold short	48,818	–	–	–	–	–	–	–	–	48,818
Obligations related to assets sold under repurchase agreements and securities loaned	58,804	3,629	847	307	359	1,500	–	–	1,569	67,015
Derivatives	3,334	4,597	3,185	2,803	3,924	9,434	20,051	33,373	1	80,702
Other financial liabilities	20,573	1,308	567	319	329	398	541	4,397	152	28,584
Subordinated debentures	–	–	–	–	213	–	–	6,308	–	6,521
Preferred share liabilities	–	–	–	–	–	–	–	–	490	490
Total financial liabilities	$177,293	$38,877	$20,618	$24,079	$25,258	$77,679	$106,028	$69,768	$293,456	$833,056
Other non-financial liabilities	2,124	343	216	83	1,270	775	2,017	7,282	6,033	20,143
Equity	–	–	–	–	–	–	–	–	51,515	51,515
Total liabilities and equity	$179,417	$39,220	$20,834	$24,162	$26,528	$78,454	$108,045	$77,050	$351,004	$904,714
Off-balance sheet items
Financial guarantees	$132	$1,204	$1,801	$1,780	$4,209	$2,915	$4,229	$131	$67	$16,468
Lease commitments	64	126	186	182	178	689	1,424	1,331	–	4,180
Commitments to extend credit	1,317	3,888	9,067	6,856	7,824	19,501	103,151	9,828	1,627	163,059
Other commitments	147	383	652	808	2,226	302	795	107	58,925	64,345
Total off-balance sheet items	$1,660	$5,601	$11,706	$9,626	$14,437	$23,407	$109,599	$11,397	$60,619	$248,052
(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

38        Royal Bank of Canada        First Quarter 2014

	As at October 31, 2013
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks (1)	$12,989	$–	$–	$–	$–	$–	$–	$–	$11,600	$24,589
Securities Trading (2)	93,407	40	19	40	38	249	534	4,507	45,189	144,023
Available-for-sale	3,420	4,641	1,268	796	1,116	2,452	10,021	13,140	1,833	38,687
Assets purchased under reverse repurchase agreements and securities borrowed	61,871	18,388	17,985	6,268	6,980	1,151	–	–	4,874	117,517
Loans (net of allowance for loan losses) (1)	15,049	11,665	5,573	10,213	18,894	45,615	181,299	30,445	90,097	408,850
Other
Customers’ liability under acceptances (1)	5,224	1,621	470	254	2,384	–	–	–	–	9,953
Derivatives	2,349	5,028	2,338	2,353	1,627	6,284	21,056	33,786	1	74,822
Other financial assets	16,082	847	754	114	122	270	447	639	575	19,850
Total financial assets	$210,391	$42,230	$28,407	$20,038	$31,161	$56,021	$213,357	$82,517	$154,169	$838,291
Other non-financial assets	1,273	453	311	147	741	406	1,341	2,227	14,555	21,454
Total assets	$211,664	$42,683	$28,718	$20,185	$31,902	$56,427	$214,698	$84,744	$168,724	$859,745
Liabilities and equity
Deposits (3)
Unsecured borrowing (1)	$22,556	$16,929	$29,243	$12,330	$15,000	$52,027	$46,194	$11,564	$281,237	$487,080
Secured borrowing	812	3,129	5,048	2,129	1,905	6,823	20,828	10,288	–	50,962
Covered bonds	–	–	–	–	–	3,226	14,612	3,470	–	21,308
Other
Acceptances (1)	5,224	1,621	470	254	2,384	–	–	–	–	9,953
Obligations related to securities sold short	47,128	–	–	–	–	–	–	–	–	47,128
Obligations related to assets sold under repurchase agreements and securities loaned	53,389	1,991	1,308	877	290	1,500	–	–	1,061	60,416
Derivatives	3,021	5,233	2,569	2,536	2,312	11,365	17,739	31,970	–	76,745
Other financial liabilities	20,852	922	692	268	344	399	662	3,969	60	28,168
Subordinated debentures (1)	–	–	–	–	–	217	–	7,226	–	7,443
Total financial liabilities	$152,982	$29,825	$39,330	$18,394	$22,235	$75,557	$100,035	$68,487	$282,358	$789,203
Other non-financial liabilities	1,606	2,834	686	114	135	1,105	1,692	7,349	5,561	21,082
Equity	–	–	–	–	–	–	–	–	49,460	49,460
Total liabilities and equity	$154,588	$32,659	$40,016	$18,508	$22,370	$76,662	$101,727	$75,836	$337,379	$859,745
Off-balance sheet items
Financial guarantees (1)	$392	$1,341	$2,336	$1,938	$2,985	$2,295	$4,113	$141	$51	$15,592
Lease commitments	62	122	181	179	173	662	1,389	1,346	–	4,114
Commitments to extend credit	3,757	6,843	4,780	6,488	7,320	18,031	91,288	13,615	1,044	153,166
Other commitments	156	405	444	799	2,292	371	585	169	57,749	62,970
Total off-balance sheet items	$4,367	$8,711	$7,741	$9,404	$12,770	$21,359	$97,375	$15,271	$58,844	$235,842

(1)	Amounts have been revised from those previously presented.
(2)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and are based on their methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On January 24, 2014, Fitch Ratings affirmed our ratings with a stable outlook along with the six other largest Canadian banks. The ratings reflect good and stable earnings levels, continued good credit quality, strong funding and liquidity positions and sound capital ratios.

Royal Bank of Canada        First Quarter 2014        39

The following table presents our major credit ratings and outlooks as at February 25, 2014:

As at February 25, 2014 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	stable
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact. The amounts reported change periodically as a result of several factors including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	January 31 2014			October 31 2013
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$576	$143	$874	$616	$171	$762
Other contractual funding or margin requirements (1)	425	143	80	490	187	95

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

There have been no material changes to our Capital Management Framework from that described in our 2013 Annual Report. We continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements.

Effective January 1, 2014 the CVA capital charge takes effect. To ensure an implementation similar to that in other countries, the CVA capital charge will be phased in over a five year period beginning 2014 and ending December 31, 2018, in accordance with two possible options. Under the option selected by RBC, Option 1, where CVA increased RWA for purposes of calculating CET1, Tier 1 and Total capital ratios, and will be phased-in using a 57%, 65% and 77% phase-in multiple respectively, and vary by year up to the end of 2018.

In January 2014, the BCBS released its final paper on “Basel III leverage ratio framework and disclosure requirements”, which requires banks to disclose the leverage ratio and its components, effective the first full fiscal quarter of 2015. The leverage ratio is defined as the capital measure divided by the exposure measure. The capital measure is currently defined as Tier 1 capital and the exposure measure is the sum of (a) on-balance sheet exposures; (b) derivative exposures; (c) securities financing transaction (SFT) exposures; and (d) off-balance sheet items. The minimum leverage ratio is 3%. For further details, refer to the Capital Management section of our 2013 Annual Report.

The following table provides a summary of OSFI regulatory target ratios under Basel III. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Basel III Capital Ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital ratios as at January 31, 2014	Meet or exceed OSFI target ratios	OSFI target requirements as of (1)
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1 (%)	>4.5%	2.5%	>7.0%	1.0%	>8.0%	9.7%	✓	2013/2016
Tier 1 capital (%)	>6.0%	2.5%	>8.5%	1.0%	>9.5%	11.5%	✓	2014/2016
Total capital (%)	>8.0%	2.5%	>10.5%	1.0%	>11.5%	13.5%	✓	2014/2016

(1)	The domestic systemically important banks (D-SIBs) surcharge will be applicable to risk weighted capital commencing January 1, 2016.

40        Royal Bank of Canada        First Quarter 2014

Regulatory capital, RWA and capital ratios

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	January 31 2014	October 31 2013	January 31 2013
Capital
CET 1	$32,998	$30,541	$28,115
Tier 1 capital	39,414	37,196	34,769
Total capital	45,978	44,716	43,287
RWA
Credit risk	$253,799	$232,641	$223,318
Market risk	44,055	42,184	38,099
Operational risk	43,898	44,156	41,711
Total RWA	$341,752	$318,981	$303,128
Capital ratios and multiples (1)
CET 1 ratio	9.7%	9.6%	9.3%
Tier 1 capital ratio	11.5%	11.7%	11.5%
Total capital ratio	13.5%	14.0%	14.3%
Assets-to-capital multiple (2)	17.6X	16.6X	16.2X
Gross-adjusted assets (GAA) (billions) (2)	$850.8	$807.0	$762.7

(1)	To enhance comparability among other global financial institutions, the following are our transitional capital ratios. The transitional CET 1, Tier 1 and Total capital ratios as at January 31, 2014 were 11.7%, 11.7% and 13.5% respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
(2)	Effective the first quarter of 2013, Assets-to-capital multiple and GAA are calculated on a transitional basis as per OSFI CAR Guideline.

Q1 2014 vs. Q4 2013

(1)	Represents rounded figures.
(2)	Internal capital generation of $1.0 billion represents Net income available to shareholders less common and preferred shares dividends.

Our Basel III CET 1 ratio was 9.7% as at January 31, 2014 as compared to 9.6% as at October 31, 2013, an increase of 10 bps, mainly reflecting internal capital generation and insurance capital repatriation offset by the regulatory CVA capital charge implementation effective this quarter, the impact from the adoption of the amendments to IAS 19 Employee Benefits and the net impact of foreign exchange translation. Other items contributing to the change in the ratio were movements in capital deductions such as changes in goodwill and deferred tax assets.

Our Basel III Tier 1 capital ratio was down 20 bps, mainly due to the redemption of $900 million in Trust Capital Securities (TruCS), partially offset by the issuance of $500 million of Non-Viability Contingent Capital (NVCC) first preferred shares (Series AZ) eligible as additional Tier 1 capital under OSFI’s Basel III rules and the factors noted above.

RWA increased by $23 billion, mainly due to the impact of foreign exchange translation, the regulatory CVA capital charge implementation, which was phased-in at 57% as per OSFI requirements, and business growth.

Our Total capital ratio was down 50 bps, mainly due to the factors noted above in respect of Tier 1 capital ratio and the redemption of $1 billion of subordinated debentures.

As at January 31, 2014, our Assets-to-capital multiple (ACM) (on a transitional basis) was 17.6 times as compared to ACM as at October 31, 2013 of 16.6 times. The increase reflected higher GAA due to foreign exchange translation and business growth, the redemption of TruCS and sub-debt noted above and amendments to IAS 19 Employee Benefits, partially offset by internal capital generation and the issuance of preferred shares series AZ eligible Tier 1 capital.

Royal Bank of Canada        First Quarter 2014        41

Selected capital management activity

The following table provides our selected capital management activity for the three months ended January 31, 2014.

	For the three months ended January 31, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Tier 1
Common shares issued
Stock options exercised (1)	1,139	$65
Issuance of preferred shares Series AZ (2)	20,000	500
Tier 2
Redemption of November 4, 2018 subordinated debentures (3)		1,000
Redemption of TruCs 2013 (3)		900

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	Based on gross amounts.
(3)	For further details, refer to Note 10 of our Condensed Financial Statements.

Selected share data (1)

	As at January 31, 2014
(Millions of Canadian dollars, except the number of shares and dividends per share)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,442,195	$14,442	$0.67
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	16,000	400	0.31
Non-cumulative Series AL (3)	12,000	300	0.35
Non-cumulative Series AN (3)	9,000	225	0.39
Non-cumulative Series AP (3)	11,000	275	0.39
Non-cumulative Series AR (3)	14,000	350	0.39
Non-cumulative Series AT (3)	11,000	275	0.39
Non-cumulative Series AV (3)	16,000	400	0.39
Non-cumulative Series AX (3)	13,000	325	0.38
Non-cumulative Series AZ (3)	20,000	490	–
Treasury shares – preferred	(2)	–
Treasury shares – common	556	33
Stock options
Outstanding	10,170
Exercisable	6,571
Dividends
Common		966
Preferred		62

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

On November 1, 2013, we renewed our normal course issuer bid (NCIB) which permits us to purchase up to 30 million of our common shares. The NCIB expires on October 31, 2014. As at February 24, 2014, we have not purchased any shares under NCIB.

On January 30, 2014, we issued 20 million Non-cumulative 5-year rate reset First Preferred Shares Series AZ for gross proceeds of $500 million. Net proceeds will be used for general business purposes.

On February 24, 2014, we issued 2.4 million Non-Cumulative Floating Rate First Preferred Shares, Series AK, of totaling $61 million through a holder option, one-for-one conversion of our Non-Cumulative 5-Year Rate-Reset First Preferred Shares, Series AJ. As a result of the conversion, 13.6 million Series AJ shares remain outstanding in a par amount of $339 million. Conversion privileges were permitted for Non-Cumulative 5-Year Rate-Reset First Preferred Shares, Series AL, however no Series AL shares were converted to Non-Cumulative Floating Rate First Preferred Shares, Series AM.

42        Royal Bank of Canada        First Quarter 2014

Also on February 24, 2014, we redeemed all issued and outstanding Non-Cumulative 5-Year Rate-Reset First Preferred Series AN, AP and AR for cash at a redemption price of $25 per share. There were 9 million Series AN shares outstanding representing $225 million of capital, 11 million Series AP shares outstanding representing $275 million of capital, and 14 million Series AR shares outstanding representing $350 million of capital.

As at February 24, 2014, the number of outstanding common shares and stock options was 1,442,270,017 and 10,094,863, respectively, and the number of outstanding preferred shares was 150,000,000. As at February 24, 2014, after the redemption of the above AN, AP and AR, preferred shares, the number of Treasury shares – preferred and Treasury shares – common was (3,744) and (573,209), respectively.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. The capital conversion rate is aligned with our target CET1 ratio set in our Capital Plan. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. Capital attribution to each business segment might vary due to the evolving changes in regulatory requirements such as the implementation of the CVA capital charge effective January 1, 2014, and the D-SIBs surcharge implementation commencing January 1, 2016.

The following table provides a summary of the components of our attributed capital:

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Credit risk	$13,000	$12,450	$11,400
Market risk (trading and non-trading)	3,900	3,050	3,700
Operational risk	4,200	4,000	4,100
Business and fixed asset risk	2,700	2,550	2,850
Insurance risk	500	500	500
Goodwill and intangibles	11,350	11,150	10,150
Regulatory capital allocation	3,900	4,950	1,550
Attributed capital	$39,550	$38,650	$34,250
Under attribution of capital	4,500	3,850	4,600
Average common equity	$44,050	$42,500	$38,850

Q1 2014 vs. Q1 2013

Attributed capital increased $5 billion largely due to an increase in Credit risk reflecting the impact of foreign exchange translation, the acquisition of Ally Canada, business growth and rate changes. These factors also contributed to higher Goodwill and intangible risk, in addition of the recognition of intangibles in certain businesses. The higher regulatory capital adjustment of $2.4 billion resulted from the inclusion of the CVA capital charge this quarter. Increased Operational risk due to revenue growth also contributed to the increase. These factors were partly offset by a decrease in Business and fixed asset risk.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks. Unattributed capital increased from the prior year as we retained additional capital in anticipation of the additional capital requirements by OSFI for D-SIBs.

Q1 2014 vs. Q4 2013

Attributed capital increased $900 million due to introduction of structural foreign exchange risk, increased trading activities in Market Risk, an increase in credit risk reflecting business growth, and the impact of foreign exchange translation which also resulted in an increase in Goodwill and intangibles.

Royal Bank of Canada        First Quarter 2014        43

Additional financial information

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A through residential mortgage-backed securities (RMBS), collateralized debt obligations (CDOs) and mortgages

	As at
	January 31, 2014				January 31, 2013
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$150	$250	$–	$400	$176	$156	$15	$347
Fair value of securities by rating
AAA	$6	$–	$–		$15	$–	$–
AA	31	7	–		38	12	–
A	–	14	–		12	7	–
BBB	26	20	–		25	–	–
Below BBB-	87	209	–		86	137	15
Total	$150	$250	$–	$400	$176	$156	$15	$347
Fair value of securities by vintage
2003 (or before)	18	$26	$–		$8	$9	$–
2004	3	76	–		7	36	–
2005	78	70	–		89	60	15
2006	19	61	–		66	26	–
2007 and greater	32	17	–		6	25	–
Total	$150	$250	$–	$400	$176	$156	$15	$347
Amortized cost of subprime/Alt-A mortgages (whole loans)	$7	$27	$–	$34	$7	$28	$–	$35
Total subprime and Alt-A exposures	$157	$277	$–	$434	$183	$184	$15	$382

Sensitivities of fair value of securities to changes in assumptions:
100bps increase in credit spread	$(3)	$(9)
100bps increase in interest rates	(1)	(7)
20% increase in default rates	(1)	(4)
25% decrease in prepayment rates	(1)	2
Exposure to U.S. subprime and Alt-A RMBS, and CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $434 million represented less than 0.1% of our total assets as at January 31, 2014, compared to $382 million or 0.1% in the prior year. The increase of $52 million was primarily due to the purchase of certain securities.

Q1 2014 vs. Q1 2013

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at January 31, 2014, our U.S. subprime RMBS exposure of $150 million decreased $26 million or 15% from the prior year, primarily due to the sale of certain securities. Of this exposure, $37 million or 25% of our related holdings were rated A and above, a decrease of $28 million from the prior year due to the sale of certain securities.

As at January 31, 2014, U.S. subprime RMBS holdings rated AAA comprised 4% of our total U.S. subprime RMBS holdings compared with 9% in the prior year due to the sale of securities. As at January 31, 2014, our exposure to U.S. subprime loans of $7 million was unchanged from the prior year.

Of our total portfolio of RMBS, holdings with a fair value of $250 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures, increased $94 million from the prior year due to the purchase of certain securities. Approximately 31% of these RMBS were issued during 2006 and onwards, compared to 33% in the prior year. As at January 31, 2014, our exposure to U.S. Alt-A loans of $27 million decreased $1 million from the prior year.

We currently do not hold CDOs that may be exposed to U.S. subprime or Alt-A risk. As at January 31, 2014, our U.S. subprime CDOs exposure decreased $15 million from the prior year due to the sale of these securities. As at January 31, 2014, the fair value of our corporate CDOs, which were predominately comprised of $1.3 billion of corporate collateralized loan obligations decreased $0.6 billion from the prior year mainly due to the redemption of certain securities.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at January 31, 2014, refer to the Off-balance sheet arrangements section.

44        Royal Bank of Canada        First Quarter 2014

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. This definition is subject to refinement moving forward. As at January 31, 2014, our total commitments, combined funded and unfunded of $14.3 billion, increased $2.9 billion from the prior year, reflecting an increase in client volumes. As at January 31, 2014, our total commitments, combined funded and unfunded represented 1.6% of our total assets similar to the prior year.

Commercial mortgage-backed securities

The fair value of our total direct holdings of commercial mortgage-backed securities was $147 million as at January 31, 2014.

Assets and liabilities measured at fair value

Our financial instruments at fair value are classified as Level 1, 2, or 3, in accordance with the fair value hierarchy set out in IFRS 13, Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our Condensed Financial Statements.

The following tables presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2, or 3 as at January 31, 2014.

	As at January 31, 2014
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$148,774	40%	59%	1%	100%
Available-for-sale	40,294	18%	69%	13%	100%
Loans – Wholesale	1,486	0%	70%	30%	100%
Derivatives	112,583	2%	97%	1%	100%
Other assets	1,483	41%	59%	0%	100%
Financial liabilities
Deposits	$77,664	0%	93%	7%	100%
Derivatives	114,269	2%	96%	2%	100%

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our 2013 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

We have adopted several new and amended IFRS standards effective November 1, 2013. These new and amended standards include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, IFRS 13 Fair Value Measurement, IAS 19 Employee Benefits, and IFRS 7 Disclosure – Offsetting Financial Assets and Financial Liabilities. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Controls and procedures

Disclosure controls and procedures

As of January 31, 2014, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2014.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed significantly from October 31, 2013. For further information, refer to Note 28 of our 2013 Annual Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2014        45

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2013 Annual Report, Q1 2014 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	45	98	1
	2	Define risk terminology and measures	–	46-49 183-185	–
	3	Top and emerging risks	–	44-45	–
	4	New regulatory ratios	32-33,39	65,77	–
Risk governance, risk management and business model	5	Risk management organization	–	46-49	–
	6	Risk culture	–	46	–
	7	Risk in the context of our business activities	–	49	–
	8	Stress testing	–	48,60	–
Capital adequacy and risk-weighted assets	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	39	77	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	–	22-27
	11	Flow statement of the movements in regulatory capital	–	–	28
	12	Capital strategic planning	–	76	–
	13	Risk-weighted assets (RWA) by business segments	–	–	31
	14	Analysis of capital requirement, and related measurement model information	–	50-52	29-30
	15	RWA credit risk and related risk measurements	–	–	42-44
	16	Movement of risk-weighted assets by risk type	–	–	31
	17	Basel back-testing	–	51	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	33-34	66-67	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	35,39	66-67 73	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	37-38	70-71	–
	21	Sources of funding and funding strategy	35-36	68-69	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	31-32	64	–
	23	Decomposition of market risk factors	29-30	60-61,63	–
	24	Market risk validation and back-testing	–	60	–
	25	Primary risk management techniques beyond reported risk measures and parameters	–	60-61	–
Credit risk	26	Bank’s credit risk profile	21-28	50-59	32-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	68-70	132-134 93-97
	27	Policies for identifying impaired loans	28	86-87 114-115	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	–	34,38
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	–	–	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk	–	52	41
Other	31	Other risk types	–	73-76	–
	32	Publicly known risk events	73	76 170	–

46        Royal Bank of Canada        First Quarter 2014

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars except share amounts)	January 31 2014	October 31 2013	January 31 2013
Assets
Cash and due from banks	$13,786	$15,550	$13,539
Interest-bearing deposits with banks	8,245	9,039	8,480
Securities (Note 4)
Trading	148,774	144,023	130,758
Available-for-sale	40,720	38,687	38,458
	189,494	182,710	169,216
Assets purchased under reverse repurchase agreements and securities borrowed	140,669	117,517	121,333
Loans (Note 5)
Retail	322,518	320,627	301,308
Wholesale	95,089	90,182	81,627
	417,607	410,809	382,935
Allowance for loan losses (Note 5)	(1,979)	(1,959)	(1,954)
	415,628	408,850	380,981
Segregated fund net assets	542	513	406
Other
Customers’ liability under acceptances	10,503	9,953	9,312
Derivatives (Note 6)	79,475	74,822	87,243
Premises and equipment	2,650	2,636	2,652
Goodwill	8,616	8,332	7,431
Other intangibles	2,815	2,777	2,684
Investments in joint ventures and associates	290	247	613
Employee benefit assets	265	161	151
Other assets	31,736	26,638	32,895
	136,350	125,566	142,981
Total assets	$904,714	$859,745	$836,936
Liabilities and equity
Deposits (Note 8)
Personal	$200,125	$194,943	$184,928
Business and government	371,764	350,864	313,533
Bank	18,534	13,543	17,075
	590,423	559,350	515,536
Segregated fund liabilities	542	513	406
Other
Acceptances	10,503	9,953	9,312
Obligations related to securities sold short	48,818	47,128	50,062
Obligations related to assets sold under repurchase agreements and securities loaned	67,015	60,416	64,329
Derivatives (Note 6)	80,702	76,745	92,262
Insurance claims and policy benefit liabilities	8,115	8,034	7,956
Employee benefit liabilities	1,979	2,027	2,310
Other liabilities	38,091	38,676	39,332
	255,223	242,979	265,563
Subordinated debentures (Note 10)	6,521	7,443	9,441
Preferred share liabilities (Note 10)	490	–	–
Total liabilities	853,199	810,285	790,946
Equity attributable to shareholders
Preferred shares	4,600	4,600	4,813
Common shares (shares issued – 1,442,194,698, 1,441,055,616 and 1,446,267,084) (Note 10)	14,442	14,377	14,367
Treasury shares – preferred (shares held – 1,829, (46,641) and 44,805)	–	1	(1)
– common (shares held – (555,867), (666,366) and 326,556)	33	41	(22)
Retained earnings	28,551	27,438	24,289
Other components of equity	2,117	1,208	780
	49,743	47,665	44,226
Non-controlling interests	1,772	1,795	1,764
Total equity	51,515	49,460	45,990
Total liabilities and equity	$904,714	$859,745	$836,936

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts presented have been restated for the adoption of new accounting standards. Refer to Note 2.

Royal Bank of Canada        First Quarter 2014        47

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	January 31 2014	October 31 2013	January 31 2013
Interest income
Loans	$4,230	$4,173	$4,053
Securities	957	982	961
Assets purchased under reverse repurchase agreements and securities borrowed	246	222	249
Deposits and other	17	14	13
	5,450	5,391	5,276
Interest expense
Deposits and other	1,458	1,445	1,436
Other liabilities	470	522	464
Subordinated debentures	62	73	92
	1,990	2,040	1,992
Net interest income	3,460	3,351	3,284
Non-interest income
Insurance premiums, investment and fee income	1,282	1,083	1,021
Trading revenue	310	260	356
Investment management and custodial fees	718	663	609
Mutual fund revenue	729	672	594
Securities brokerage commissions	341	334	321
Service charges	364	368	354
Underwriting and other advisory fees	401	394	469
Foreign exchange revenue, other than trading	168	187	175
Card service revenue	175	145	171
Credit fees	287	320	286
Net gain on available-for-sale securities (Note 4)	23	51	66
Share of profit in joint ventures and associates	38	32	37
Other	158	59	115
	4,994	4,568	4,574
Total revenue	8,454	7,919	7,858
Provision for credit losses (Note 5)	292	334	349
Insurance policyholder benefits, claims and acquisition expense	982	878	705
Non-interest expense
Human resources (Note 9)	2,850	2,530	2,649
Equipment	284	289	258
Occupancy	316	324	302
Communications	156	210	157
Professional fees	160	222	160
Outsourced item processing	60	60	60
Amortization of other intangibles	156	147	135
Impairment of goodwill and other intangibles	–	10	–
Other	399	359	322
	4,381	4,151	4,043
Income before income taxes	2,799	2,556	2,761
Income taxes	707	455	714
Net income	$2,092	$2,101	$2,047
Net income attributable to:
Shareholders	$2,067	$2,077	$2,022
Non-controlling interests	25	24	25
	$2,092	$2,101	$2,047
Basic earnings per share (in dollars) (Note 11)	$1.39	$1.40	$1.35
Diluted earnings per share (in dollars) (Note 11)	1.38	1.39	1.34
Dividends per common share (in dollars)	0.67	0.67	0.60

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts presented have been restated for the adoption of new accounting standards. Refer to Note 2.

48        Royal Bank of Canada        First Quarter 2014

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Net income	$2,092	$2,101	$2,047
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	74	83	2
Reclassification of net (gains) losses on available-for-sale securities to income	(11)	(7)	(50)
	63	76	(48)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	2,480	732	(52)
Net foreign currency translation (losses) gains from hedging activities	(1,513)	(496)	37
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–
	967	236	(15)
Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(118)	(140)	24
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(3)	(2)	(12)
	(121)	(142)	12
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 9)	77	(75)	45
Total other comprehensive income, net of taxes	986	95	(6)
Total comprehensive income	$3,078	$2,196	$2,041
Total comprehensive income attributable to:
Shareholders	$3,053	$2,172	$2,016
Non-controlling interests	25	24	25
	$3,078	$2,196	$2,041

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Income tax expenses (recoveries) on net unrealized gains (losses) on available-for-sale securities	$26	$31	$(9)
Income tax (expenses) recoveries on reclassification of net (gains) losses on available-for-sale securities to income	(1)	(9)	(5)
Income tax expenses (recoveries) on unrealized foreign currency translation gains (losses)	5	2	(1)
Income tax (recoveries) expenses on foreign currency translation (losses) gains from hedging activities	(536)	(176)	13
Income tax recoveries on reclassification of losses (gains) on net investment hedging activities to income	1	–	–
Income tax (recoveries) expenses on (losses) gains on derivatives designated as cash flow hedges	(42)	(49)	8
Income tax (expenses) recoveries on reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(1)	(1)	(4)
Income tax expenses (recoveries) on employee benefits remeasurements	28	(22)	16
Total income tax (recoveries) expenses	$(520)	$(224)	$18

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts presented have been restated for the adoption of new accounting standards. Refer to Note 2.

Royal Bank of Canada        First Quarter 2014        49

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2012	$4,813	$14,323	$1	$30	$23,162	$419	$196	$216	$831	$43,160	$1,761	$44,921
Changes in equity
Issues of share capital	–	44	–	–	–	–	–	–	–	44	–	44
Sales of treasury shares	–	–	45	636	–	–	–	–	–	681	–	681
Purchases of treasury shares	–	–	(47)	(688)	–	–	–	–	–	(735)	–	(735)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(868)	–	–	–	–	(868)	–	(868)
Dividends on preferred shares and other	–	–	–	–	(65)	–	–	–	–	(65)	(47)	(112)
Other	–	–	–	–	(5)	–	–	–	–	(5)	25	20
Net income	–	–	–	–	2,022	–	–	–	–	2,022	25	2,047
Total other comprehensive income	–	–	–	–	45	(48)	(15)	12	(51)	(6)	–	(6)
Balance at January 31, 2013	$4,813	$14,367	$(1)	$(22)	$24,289	$371	$181	$228	$780	$44,226	$1,764	$45,990
Balance at July 31, 2013	$4,600	$14,333	$(1)	$(10)	$26,468	$271	$450	$317	$1,038	$46,428	$1,757	$48,185
Changes in equity
Issues of share capital	–	44	–	–	–	–	–	–	–	44	–	44
Sales of treasury shares	–	–	22	1,103	–	–	–	–	–	1,125	–	1,125
Purchases of treasury shares	–	–	(20)	(1,052)	–	–	–	–	–	(1,072)	–	(1,072)
Share-based compensation awards	–	–	–	–	(4)	–	–	–	–	(4)	–	(4)
Dividends on common shares	–	–	–	–	(965)	–	–	–	–	(965)	–	(965)
Dividends on preferred shares and other	–	–	–	–	(61)	–	–	–	–	(61)	–	(61)
Other	–	–	–	–	(2)	–	–	–	–	(2)	14	12
Net income	–	–	–	–	2,077	–	–	–	–	2,077	24	2,101
Total other comprehensive income	–	–	–	–	(75)	76	236	(142)	170	95	–	95
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	–	65	–	–	–	–	–	–	–	65	–	65
Sales of treasury shares	–	–	20	1,061	–	–	–	–	–	1,081	–	1,081
Purchases of treasury shares	–	–	(21)	(1,069)	–	–	–	–	–	(1,090)	–	(1,090)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(966)	–	–	–	–	(966)	–	(966)
Dividends on preferred shares and other	–	–	–	–	(62)	–	–	–	–	(62)	(47)	(109)
Other	–	–	–	–	(1)	–	–	–	–	(1)	(1)	(2)
Net income	–	–	–	–	2,067	–	–	–	–	2,067	25	2,092
Total other comprehensive income	–	–	–	–	77	63	967	(121)	909	986	–	986
Balance at January 31, 2014	$4,600	$14,442	$–	$33	$28,551	$410	$1,653	$54	$2,117	$49,743	$1,772	$51,515

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts presented have been restated for the adoption of new accounting standards. Refer to Note 2.

50        Royal Bank of Canada        First Quarter 2014

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Cash flows from operating activities
Net income	$2,092	$2,101	$2,047
Adjustments for non-cash items and others
Provision for credit losses	292	334	349
Depreciation	119	119	107
Deferred income taxes	248	(142)	122
Amortization and impairment of other intangibles	156	157	135
(Gain) loss on sale of premises and equipment	(2)	2	(1)
Gain on available-for-sale securities	(39)	(58)	(79)
Gain on disposition of business	–	(17)	–
Impairment of available-for-sale securities	10	5	13
Share of loss in joint ventures and associates	(38)	(32)	(37)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	81	219	35
Net change in accrued interest receivable and payable	(49)	(52)	(405)
Current income taxes	(853)	485	383
Derivative assets	(4,653)	3,024	4,050
Derivative liabilities	3,957	(3,633)	(4,499)
Trading securities	(4,699)	(6,265)	(9,975)
Change in loans, net of securitizations	(7,149)	(6,483)	(2,698)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(23,152)	2,667	(9,076)
Change in deposits	32,391	12,272	6,435
Change in obligations related to assets sold under repurchase agreements and securities loaned	6,599	(5,134)	297
Change in obligations related to securities sold short	1,706	655	9,306
Net change in brokers and dealers receivable and payable	(267)	(35)	525
Other	(6,182)	5,708	(457)
Net cash from (used in) operating activities	568	5,897	(3,423)
Cash flows from investing activities
Change in interest-bearing deposits with banks	794	(1,691)	1,766
Proceeds from sale of available-for-sale securities	2,076	1,133	3,099
Proceeds from maturity of available-for-sale securities	8,886	8,028	11,152
Purchases of available-for-sale securities	(11,529)	(10,736)	(12,217)
Proceeds from maturity of held-to-maturity securities	142	164	150
Purchases of held-to-maturity securities	(132)	(74)	(126)
Net acquisitions of premises and equipment and other intangibles	(311)	(281)	(246)
Proceeds from dispositions	–	17	–
Net cash (used in) from investing activities	(74)	(3,440)	3,578
Cash flows from financing activities
Redemption of trust capital securities	(900)	–	–
Issue of subordinated debentures	–	–	2,046
Repayment of subordinated debentures	(1,000)	–	–
Issue of common shares	65	44	44
Issue of preferred share liabilities	490	–	–
Sales of treasury shares	1,081	1,125	681
Purchase of treasury shares	(1,090)	(1,072)	(735)
Dividends paid	(1,026)	(971)	(932)
Dividends/distributions paid to non-controlling interests	(47)	–	(47)
Change in short-term borrowings of subsidiaries	5	2	(97)
Net cash (used in) from financing activities	(2,422)	(872)	960
Effect of exchange rate changes on cash and due from banks	164	37	(4)
Net change in cash and due from banks	(1,764)	1,622	1,111
Cash and due from banks at beginning of period (1)	15,550	13,928	12,428
Cash and due from banks at end of period (1)	$13,786	$15,550	$13,539
Cash flows from operating activities include:
Amount of interest paid	$2,170	$1,464	$2,372
Amount of interest received	5,407	4,585	5,063
Amount of dividend received	369	353	369
Amount of income taxes paid	712	199	247

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.6 billion as at January 31, 2014 (October 31, 2013 – $2.6 billion; July 31, 2013 – $2.8 billion; January 31, 2013 – $2.6 billion; October 31, 2012 – $2.1 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements. Comparative amounts presented have been restated for the adoption of new accounting standards. Refer to Note 2.

Royal Bank of Canada        First Quarter 2014        51

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited 2013 Annual Consolidated Financial Statements and the accompanying notes included on pages 99 to 180 in our 2013 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On February 25, 2014, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2013 Annual Consolidated Financial Statements.

Changes in accounting policies

During the quarter, we adopted the following new accounting standards.

Amendments to IAS 19 Employee Benefits (IAS 19)

The amendments to IAS 19 change the accounting for pension and other post-employment benefits, specifically with respect to actuarial gains and losses, past service costs, interest expense and return on plan assets. The amended standard eliminates the deferral and amortization of actuarial gains and losses in net income, instead requiring the immediate recognition of actuarial gains and losses in Other comprehensive income (OCI). Past service costs are immediately recognized in the period in which a plan amendment occurs. Net interest, calculated by applying the discount rate to the Net defined benefit liability or asset, replaces the Interest cost and Expected return on plan assets components of Defined benefit pension expense. The amendments also introduce a number of interim and annual disclosure requirements for defined benefit plans.

We retrospectively adopted the amendments on November 1, 2013. Under the amended standard, we recognize the present value of our defined benefit obligation under each of our defined benefit plans, less the fair value of the plan’s assets, as a liability reported in Employee benefit liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Employee benefit assets. New interim disclosures have been provided in Note 9.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 replaces the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC-12 Consolidation – Special Purpose Entities (SIC-12) and provides a single consolidation model applicable to all types of entities. IFRS 10 is based on the existing principle that an entity should consolidate all other entities that it controls.

Under IAS 27 and SIC-12, control was based on having a majority of the voting interests or, for special purpose entities (SPEs), an overall assessment of the purpose and design of the entity, our decision making rights, and our exposure to the majority of the risks and rewards of ownership. Under IFRS 10, control is based on three conditions, which must all be satisfied: (i) decision making power over the relevant activities, (ii) exposure to variable returns, and (iii) a link between decision making power and returns. IFRS 10 introduces a substantial amount of application guidance that expands on new and existing principles related to the determination of control. It places a greater emphasis on decision making power by making it a required condition for control, removes the bright lines for assessing exposure to risks and rewards, and introduces new considerations related to our role as a principal or an agent in entities over which we have decision making power. The determination of control is based on the current facts and circumstances and is to be continuously assessed.

We retrospectively adopted IFRS 10 on November 1, 2013. On adoption, RBC Capital Trust II has been deconsolidated as our involvement does not expose us to variable returns. See Note 20 of our 2013 Annual Report for further details on our innovative capital instruments.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. IFRS 11 requires a joint operator to recognize and measure the assets and liabilities in relation to its interest in the arrangement, and a joint venturer to apply the equity method of accounting. We retrospectively adopted IFRS 11 on November 1, 2013. The adoption resulted in a change to our method of accounting for joint ventures from proportionate consolidation to the equity method.

IFRS 12 Disclosure of Interest in Other Entities (IFRS 12)

IFRS 12 provides enhanced guidance on the annual disclosure requirements of a reporting entity’s interests in other entities. The standard requires an entity to disclose information that helps users to evaluate (i) the nature of, and risks associated with, a reporting entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities (off-balance sheet structures); and (ii) the effect of those interests on the entity’s financial position, financial performance and cash flows. We adopted IFRS 12 on November 1, 2013; however, the adoption of IFRS 12 did not impact the Condensed Financial Statements. The annual disclosures required by IFRS 12, including comparative periods, will be presented in our 2014 Annual Consolidated Financial Statements.

IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

As a consequence of the new IFRS standards IFRS 10, IFRS 11 and IFRS 12, the IASB issued amended and retitled IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. We retrospectively adopted these new requirements on November 1, 2013. The adoption did not impact the Condensed Financial Statements.

52        Royal Bank of Canada        First Quarter 2014

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 provides a revised definition of fair value and sets out a framework for measuring fair value in a single standard. IFRS 13 also requires more comprehensive disclosure requirements on fair value measurement. The measurement and disclosure requirements of IFRS 13 apply when another standard requires or permits the item to be measured at fair value with limited exceptions. We prospectively adopted IFRS 13 on November 1, 2013. The adoption did not have a material impact on the Condensed Financial Statements. New interim disclosures required by IAS 34 as a result of the adoption of IFRS 13 are presented in Note 3.

IFRS 7 Disclosure – Offsetting Financial Assets and Financial Liabilities (IFRS 7)

The amendments to IFRS 7 require expanded disclosures to enable users to assess the effect of offsetting arrangements on an entity’s financial position. The amendments require entities to disclose both gross and net amounts associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not they are presented net on the balance sheet. We adopted the amendments to IFRS 7 on November 1, 2013; however the adoption of the amendments did not impact the Condensed Financial Statements. The annual disclosures required by the amendments, including comparative periods, will be presented in our 2014 Annual Consolidated Financial Statements.

The tables below present the impact of our adoption of the above standards on our Consolidated Balance Sheets as at October 31, 2013, January 31, 2013 and October 31, 2012 and Consolidated Statements of Income for the years ended October 31, 2013 and 2012.

	As at October 31, 2013
		Adjustments
(Millions of Canadian dollars, except per share amounts)	Published (1)	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$15,870	$–	$–	$(320)	$(320)	$15,550
Interest-bearing deposits with banks	9,061	–	–	(22)	(22)	9,039
Securities – Trading and Available-for-sale	182,718	–	1	(9)	(8)	182,710
Loans – Wholesale (1)	89,998	–	3	181	184	90,182
Other – Investment in associates and joint ventures	112	–	–	135	135	247
Other – Employee benefits assets	1,084	(923)	–	–	(923)	161
Other – Other lines impacted by accounting changes (2)	40,503	292	–	(412)	(120)	40,383
Lines not impacted by accounting changes	521,473	–	–	–	–	521,473
Total assets	860,819	(631)	4	(447)	(1,074)	859,745
Deposits – Business and government (1)	349,994	–	903	(33)	870	350,864
Other – Employee benefits liabilities	1,759	268	–	–	268	2,027
Other – Other liabilities	39,113	(24)	1	(414)	(437)	38,676
Trust capital securities	900	–	(900)	–	(900)	–
Retained earnings	28,314	(876)	–	–	(876)	27,438
Other components of equity	1,207	1	–	–	1	1,208
Lines not impacted by accounting changes	439,532	–	–	–	–	439,532
Total liabilities and equity	860,819	(631)	4	(447)	(1,074)	859,745
Consolidated Statement of Income
Net income attributable to shareholders (Year ended October 31, 2013)	8,078	(87)	–	–	(87)	7,991
Three months ended January 31, 2013	1,980	(23)	–	–	(23)	1,957
Three months ended April 30, 2013	1,848	(27)	–	–	(27)	1,821
Three months ended July 31, 2013	2,216	(19)	–	–	(19)	2,197
Three months ended October 31, 2013	2,034	(18)	–	–	(18)	2,016
Basic earnings per share (in dollars) (Year ended October 31, 2013)	5.60	(0.07)	–	–	(0.07)	5.53
Diluted earnings per share (in dollars) (Year ended October 31, 2013)	5.54	(0.05)	–	–	(0.05)	5.49

	As at January 31, 2013
		Adjustments
(Millions of Canadian dollars)	Published (1)	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$13,741	$–	$–	$(202)	$(202)	$13,539
Interest-bearing deposits with banks	8,499	–	–	(19)	(19)	8,480
Securities – Trading and Available-for-sale	169,225	–	1	(10)	(9)	169,216
Loans – Wholesale (1)	81,630	–	3	(6)	(3)	81,627
Other – Investment in associates and joint ventures	129	–	–	484	484	613
Other – Employee benefits assets	999	(848)	–	–	(848)	151
Other – Other lines impacted by accounting changes (2)	45,714	411	–	(463)	(52)	45,662
Lines not impacted by accounting changes	517,648	–	–	–	–	517,648
Total assets	837,585	(437)	4	(216)	(649)	836,936
Deposits – Business and government (1)	312,658	–	903	(28)	875	313,533
Other – Employee benefits liabilities	1,628	682	–	–	682	2,310
Other – Other liabilities	39,552	(33)	1	(188)	(220)	39,332
Trust capital securities	900	–	(900)	–	(900)	–
Retained earnings	25,375	(1,086)	–	–	(1,086)	24,289
Other components of equity	780	–	–	–	–	780
Lines not impacted by accounting changes	456,692	–	–	–	–	456,692
Total liabilities and equity	837,585	(437)	4	(216)	(649)	836,936

Royal Bank of Canada        First Quarter 2014        53

	As at and for the year ended October 31, 2012
		Adjustments
(Millions of Canadian dollars, except per share amounts)	Published (1)	IAS 19	IFRS 10	IFRS 11	Total impact	Restated
Consolidated Balance Sheet
Cash and due from banks	$12,617	$–	$–	$(189)	$(189)	$12,428
Interest-bearing deposits with banks	10,255	–	–	(9)	(9)	10,246
Securities – Trading and Available-for-sale	161,611	–	1	(10)	(9)	161,602
Loans – Wholesale (1)	79,953	–	3	(7)	(4)	79,949
Other – Investment in associates and joint ventures	125	–	–	452	452	577
Other – Employee benefits assets	1,049	(920)	–	–	(920)	129
Other – Other lines impacted by accounting changes (2)	47,881	367	–	(834)	(467)	47,414
Lines not impacted by accounting changes	511,609	–	–	–	–	511,609
Total assets	825,100	(553)	4	(597)	(1,146)	823,954
Deposits – Business and government (1)	312,314	–	903	(21)	882	313,196
Other – Employee benefits liabilities	1,729	589	–	–	589	2,318
Other – Other liabilities	41,371	(35)	1	(576)	(610)	40,761
Trust capital securities	900	–	(900)	–	(900)	–
Retained earnings	24,270	(1,108)	–	–	(1,108)	23,162
Other components of equity	830	1	–	–	1	831
Lines not impacted by accounting changes	443,686	–	–	–	–	443,686
Total liabilities and equity	825,100	(553)	4	(597)	(1,146)	823,954
Consolidated Statement of Income
Net income attributable to shareholders	7,184	(32)	–	–	(32)	7,152
Basic earnings per share (in dollars)	4.98	(0.02)	–	–	(0.02)	4.96
Diluted earnings per share (in dollars)	4.93	(0.02)	–	–	(0.02)	4.91

(1)	Amounts have been restated from those originally published to reflect classification changes made in the current period.
(2)	Includes Premises and equipment, Goodwill, Other intangibles and Other assets.

Note 3 Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating all factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses adequacy of governance structures and control processes for these instruments.

We have established policies, procedures and controls for valuation methodologies and techniques to ensure fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. Other valuation techniques are used when a price or quote is not available. Some valuation processes use valuation models to determine fair value. We have a systematic and consistent approach to control model use. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures, and approval authorities. One significant model control is the validation process. The purpose of model validation is to ensure that a model is suitable for its intended use and to set limitations for its use. All models are re-validated regularly.

Other controls include the use of a documented third-party pricing source list. The third-party pricing source list gives priority to those services and prices having the highest and most consistent accuracy. The level of accuracy is developed over time by comparing third-party price values to traders’ or system values, to other pricing service values and, when available, to actual trade data.

Refer to Note 2 in our 2013 Annual Report for the valuation techniques used to fair value our significant financial assets and liabilities. There have been no significant changes to the valuation techniques. As described in Note 10, we have issued new preferred share liabilities which are valued based on recent transaction prices.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

54        Royal Bank of Canada        First Quarter 2014

Note 3 Fair value of financial instruments (continued)

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at January 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$139,381	$9,393	$–	$–	$–	$–	$148,774	$148,774
Available-for-sale	–	–	40,310	–	–	410	40,720	40,720
Total securities	139,381	9,393	40,310	–	–	410	189,494	189,494
Assets purchased under reverse repurchase agreements and securities borrowed	–	98,008	–	42,661	42,661	–	140,669	140,669
Loans
Retail	–	–	–	321,290	318,888	–	321,290	318,888
Wholesale	815	671	–	92,852	92,239	–	94,338	93,725
Total loans	815	671	–	414,142	411,127	–	415,628	412,613
Other
Derivatives	79,475	–	–	–		–	79,475	79,475
Other assets		1,483	–	32,122	32,122	–	33,605	33,605
Financial liabilities
Deposits
Personal	$–	$9,968		$190,157	$190,413		$200,125	$200,381
Business and government (1)	–	62,832		308,932	308,753		371,764	371,585
Bank (2)	–	4,864		13,670	13,670		18,534	18,534
Total deposits		77,664		512,759	512,836		590,423	590,500
Other
Obligations related to securities sold short	48,818	–		–	–		48,818	48,818
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,194		6,821	6,821		67,015	67,015
Derivatives	80,702	–		–	–		80,702	80,702
Other liabilities	(16)	125		38,511	38,511		38,620	38,620
Subordinated debentures	–	112		6,409	6,373		6,521	6,485
Preferred share liabilities	–	–		490	500		490	500

Royal Bank of Canada        First Quarter 2014        55

	As at October 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$135,346	$8,677	$–	$–	$–	$–	$144,023	$144,023
Available-for-sale	–	–	38,286	–	–	401	38,687	38,687
Total securities	135,346	8,677	38,286	–	–	401	182,710	182,710
Assets purchased under reverse repurchase agreements and securities borrowed	–	82,023	–	35,494	35,494	–	117,517	117,517
Loans
Retail	–	–	–	319,447	316,562	–	319,447	316,562
Wholesale	614	964	–	87,825	87,163	–	89,403	88,741
Total loans	614	964	–	407,272	403,725	–	408,850	405,303
Other
Derivatives	74,822	–	–	–	–	–	74,822	74,822
Other assets	–	983	–	28,820	28,820	–	29,803	29,803
Financial liabilities
Deposits
Personal	$–	$9,069		$185,874	$186,058		$194,943	$195,127
Business and government (1)	–	56,037		294,827	294,654		350,864	350,691
Bank (2)	–	1,932		11,611	11,611		13,543	13,543
Total deposits	–	67,038		492,312	492,323		559,350	559,361
Other
Obligations related to securities sold short	47,128	–		–	–		47,128	47,128
Obligations related to assets sold under repurchase agreements and securities loaned	–	53,948		6,468	6,468		60,416	60,416
Derivatives	76,745	–		–	–		76,745	76,745
Other liabilities	(2)	42		38,081	38,081		38,121	38,121
Subordinated debentures	–	109		7,334	7,285		7,443	7,394
Preferred share liabilities	–	–		–	–		–	–

56        Royal Bank of Canada        First Quarter 2014

Note 3 Fair value of financial instruments (continued)

	As at January 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$120,963	$9,795	$–	$–	$–	$–	$130,758	$130,758
Available-for-sale	–	–	37,973	–	–	485	38,458	38,458
Total securities	120,963	9,795	37,973	–	–	485	169,216	169,216
Assets purchased under reverse repurchase agreements and securities borrowed	–	92,262	–	29,071	29,071	–	121,333	121,333
Loans
Retail	–	–	–	300,170	297,269	–	300,170	297,269
Wholesale	71	1,515	–	79,225	78,813	–	80,811	80,399
Total loans	71	1,515	–	379,395	376,082	–	380,981	377,668
Other
Derivatives	87,243	–	–	–	–	–	87,243	87,243
Other assets	–	738	–	35,069	35,069	–	35,807	35,807
Financial liabilities
Deposits
Personal	$–	$7,219		$177,709	$177,922		$184,928	$185,141
Business and government (1)	–	47,281		266,252	266,665		313,533	313,946
Bank (2)	–	5,253		11,822	11,822		17,075	17,075
Total deposits	–	59,753		455,783	456,409		515,536	516,162
Other
Obligations related to securities sold short	50,062	–		–	–		50,062	50,062
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,205		7,124	7,124		64,329	64,329
Derivatives	92,262	–		–	–		92,262	92,262
Other liabilities	65	31		40,093	40,093		40,189	40,189
Subordinated debentures	–	110		9,331	9,231		9,441	9,341
Preferred share liabilities	–	–		–	–		–	–

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy as set out in IFRS 13.

Royal Bank of Canada        First Quarter 2014        57

	As at
	January 31, 2014							October 31, 2013
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$1,766	$–	$1,766	$		$1,766	$–	$2,424	$–	$2,424	$		$2,424
Securities
Trading
Canadian government debt (1)
Federal	9,240	7,478	–	16,718			16,718	11,978	6,663	–	18,641			18,641
Provincial and municipal	–	12,485	–	12,485			12,485	–	12,108	–	12,108			12,108
U.S. state, municipal and agencies debt (1)	4,429	24,858	4	29,291			29,291	5,480	23,980	22	29,482			29,482
Other OECD government debt (2)	4,158	7,386	–	11,544			11,544	2,815	6,671	370	9,856			9,856
Mortgage-backed securities (1)	–	994	30	1,024			1,024	–	802	28	830			830
Asset-backed securities	–							–
CDOs (3)	–	14	19	33			33	–	–	31	31			31
Non-CDO securities	–	936	297	1,233			1,233	–	1,084	260	1,344			1,344
Corporate debt and other debt	5	29,547	389	29,941			29,941	–	26,127	415	26,542			26,542
Equities	41,919	4,401	185	46,505			46,505	41,874	3,132	183	45,189			45,189
	59,751	88,099	924	148,774			148,774	62,147	80,567	1,309	144,023			144,023
Available-for-sale (4)
Canadian government debt (1)
Federal	313	9,195	–	9,508			9,508	153	9,669	–	9,822			9,822
Provincial and municipal	–	552	–	552			552	–	667	–	667			667
U.S. state, municipal and agencies debt (1)	22	4,447	2,160	6,629			6,629	26	4,238	2,014	6,278			6,278
Other OECD government debt	6,511	5,538	–	12,049			12,049	5,463	5,319	–	10,782			10,782
Mortgage-backed securities (1)	–	166	–	166			166	–	139	–	139			139
Asset-backed securities
CDOs	–	1,194	93	1,287			1,287	–	1,294	103	1,397			1,397
Non-CDO securities	–	270	171	441			441	–	283	180	463			463
Corporate debt and other debt	–	5,908	1,837	7,745			7,745	–	5,232	1,673	6,905			6,905
Equities	149	581	1,064	1,794			1,794	137	585	969	1,691			1,691
Loan substitute securities	99	24	–	123			123	103	24	–	127			127
	7,094	27,875	5,325	40,294			40,294	5,882	27,450	4,939	38,271			38,271
Asset purchased under reverse repurchase agreements and securities borrowed	–	98,008	–	98,008			98,008	–	82,023	–	82,023			82,023
Loans	–	1,039	447	1,486			1,486	–	1,164	414	1,578			1,578
Other
Derivatives
Interest rate contracts	28	78,125	311	78,464			78,464	22	78,517	333	78,872			78,872
Foreign exchange contracts	–	28,390	66	28,456			28,456	–	20,709	76	20,785			20,785
Credit derivatives	–	198	27	225			225	–	193	32	225			225
Other contracts	2,126	2,926	945	5,997			5,997	2,558	3,219	858	6,635			6,635
Valuation adjustments (5)	–	(499)	(60)	(559)			(559)	(2)	(398)	(105)	(505)			(505)
Total gross derivatives	2,154	109,140	1,289	112,583			112,583	2,578	102,240	1,194	106,012			106,012
Netting adjustments						(33,108)	(33,108)						(31,190)	(31,190)
Total derivatives							79,475							74,822
Other assets	603	880	–	1,483			1,483	520	452	11	983			983
	$69,602	$326,807	$7,985	$404,394		$(33,108)	$371,286	$71,127	$296,320	$7,867	$375,314		$(31,190)	$344,124
Financial Liabilities
Deposits
Personal	$–	$9,452	$516	$9,968	$		$9,968	$–	$8,033	$1,036	$9,069	$		$9,069
Business and government	–	58,070	4,762	62,832			62,832	–	52,104	3,933	56,037			56,037
Bank	–	4,864	–	4,864			4,864	–	1,932	–	1,932			1,932
Other
Obligations related to securities sold short	32,546	16,262	10	48,818			48,818	31,832	15,280	16	47,128			47,128
Obligations related to assets sold under repurchase agreements and securities loaned	–	60,194	–	60,194			60,194	–	53,948	–	53,948			53,948
Derivatives
Interest rate contracts	16	74,066	720	74,802			74,802	9	74,113	791	74,913			74,913
Foreign exchange contracts	–	29,453	21	29,474			29,474	–	22,715	193	22,908			22,908
Credit derivatives	–	279	32	311			311	–	295	37	332			332
Other contracts	2,209	5,892	1,589	9,690			9,690	2,379	5,979	1,727	10,085			10,085
Valuation adjustments (5)	–	(28)	20	(8)			(8)	n.a.	n.a.	n.a.	n.a.			n.a.
Total gross derivatives	2,225	109,662	2,382	114,269			114,269	2,388	103,102	2,748	108,238			108,238
Netting adjustments						(33,567)	(33,567)						(31,493)	(31,493)
Total derivatives							80,702							76,745
Other liabilities	–	125	(16)	109			109	–	37	3	40			40
Subordinated debentures	–	–	112	112			112	–	–	109	109			109
	$34,771	$258,629	$7,766	$301,166		$(33,567)	$267,599	$34,220	$234,436	$7,845	$276,501		$(31,493)	$245,008

58        Royal Bank of Canada        First Quarter 2014

Note 3 Fair value of financial instruments (continued)

	As at January 31, 2013
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$670	$–	$670	$		$670
Securities
Trading
Canadian government debt (1)
Federal	8,310	6,199	–	14,509			14,509
Provincial and municipal	–	10,120	–	10,120			10,120
U.S. state, municipal and agencies debt (1)	4,442	17,420	42	21,904			21,904
Other OECD government debt (2)	4,845	8,955	330	14,130			14,130
Mortgage-backed securities (1)	–	798	122	920			920
Asset-backed securities
CDOs (3)	–	–	41	41			41
Non-CDO securities	–	839	189	1,028			1,028
Corporate debt and other debt	188	23,623	417	24,228			24,228
Equities	41,487	2,133	258	43,878			43,878
	59,272	70,087	1,399	130,758			130,758
Available-for-sale (4)
Canadian government debt (1)
Federal	404	10,438	–	10,842			10,842
Provincial and municipal	–	1,057	–	1,057			1,057
U.S. state, municipal and agencies debt (1)	23	3,802	1,764	5,589			5,589
Other OECD government debt	5,729	5,038	–	10,767			10,767
Mortgage-backed securities (1)	–	237	–	237			237
Asset-backed securities
CDOs	–	–	1,854	1,854			1,854
Non-CDO securities	–	188	317	505			505
Corporate debt and other debt	–	3,587	1,586	5,173			5,173
Equities	129	681	906	1,716			1,716
Loan substitute securities	198	24	–	222			222
	6,483	25,052	6,427	37,962			37,962
Asset purchased under reverse repurchase agreements and securities borrowed	–	92,262	–	92,262			92,262
Loans	–	1,118	468	1,586			1,586
Other
Derivatives
Interest rate contracts	14	87,714	771	88,499			88,499
Foreign exchange contracts	–	24,679	82	24,761			24,761
Credit derivatives	–	160	89	249			249
Other contracts	1,592	2,640	413	4,645			4,645
Valuation adjustments (5)	(23)	(348)	(209)	(580)			(580)
Total gross derivatives	1,583	114,845	1,146	117,574			117,574
Netting adjustments						(30,331)	(30,331)
Total derivatives							87,243
Other assets	443	283	12	738			738
	$67,781	$304,317	$9,452	$381,550		$(30,331)	$351,219
Financial Liabilities
Deposits
Personal	$–	$245	$6,974	$7,219	$		$7,219
Business and government	–	44,618	2,663	47,281			47,281
Bank	–	5,253	–	5,253			5,253
Other
Obligations related to securities sold short	31,296	18,766	–	50,062			50,062
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,205	–	57,205			57,205
Derivatives
Interest rate contracts	8	81,137	1,248	82,393			82,393
Foreign exchange contracts	–	31,793	261	32,054			32,054
Credit derivatives	–	205	106	311			311
Other contracts	1,455	4,830	1,288	7,573			7,573
Valuation adjustments (5)	n.a.	n.a.	n.a.	n.a.			n.a.
Total gross derivatives	1,463	117,965	2,903	122,331			122,331
Netting adjustments						(30,069)	(30,069)
Total derivatives							92,262
Other liabilities	–	31	65	96			96
Subordinated debentures	–	–	110	110			110
	$32,759	$244,083	$12,715	$289,557		$(30,069)	$259,488
(1)	As at January 31, 2014, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of Trading securities were $5,992 million and $114 million (October 31, 2013 – $4,934 million and $93 million; January 31, 2013 – $7,321 million and $115 million), respectively, and in all fair value levels of AFS securities, $3,627 million and $34 million (October 31, 2013 – $3,512 million and $35 million; January 31, 2013 – $3,557 million and $37 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDOs stand for Collateralized Debt Obligations.
(4)	Excludes $16 million and $410 million of AFS and held-to-maturity securities (October 31, 2013 – $15 million and $401 million; January 31, 2013 – $11 million and $485 million), respectively, that are carried at cost.
(5)	IFRS 13 requirements are applied on a prospective basis and the standard permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine fair value of certain portfolios of financial instruments, primarily derivatives, on a net exposure to market or credit risk. The valuation adjustment amounts in this table include those determined on a portfolio basis.

Royal Bank of Canada        First Quarter 2014        59

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at January 31, 2014 (Millions of Canadian dollars, except for prices, percentages, ratios and years)

		Fair value			Significant unobservable inputs (1)	Range of input values (2), (3), (4)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques		Low	High	Weighted average / Inputs distribution (5)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$68.49	$115.16	$94.28
	Asset-backed securities	$424		Discounted cash flows	Discount margins	1.07%	6.91%	1.89%
	Obligations related to securities sold short		$10		Yields	0.26%	1.32%	1.09%
					Default rates	2.00%	2.00%	2.00%
					Prepayment rates	20.00%	20.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.59%	4.68%	3.35%
	U.S. state, municipal and agencies debt Asset-backed securities	1,624			Default rates	9.00%	10.00%	9.65%
		156			Prepayment rates	4.00%	8.00%	5.02%
					Recovery rates	40.00%	97.50%	81.78%
Corporate debt				Price-based	Prices	$47.70	$124.18	$103.91
	Corporate debt and other debt	432		Discounted cash flows	Yields	4.00%	15.00%	4.99%
	Loans	447			Credit spreads	0.92%	5.40%	4.40%
					Capitalization rates	6.70%	14.30%	8.27%
Government debt and municipal bonds				Price-based	Prices	$22.00	$105.44	$98.66
	U.S. state, municipal and agencies debt	540		Discounted cash flows	Yields	0.02%	11.76%	0.83%
	Corporate debt and other debt	1,794
Bank funding and deposits				Discounted cash flows	Funding spreads	0.20%	0.58%	0.54%
	Deposits		3,169
	Subordinated debentures		112
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00X	7.37X	7.10X
	Equities	1,249		Price-based	P/E multiples	2.22X	12.82X	8.49X
	Derivative-related assets	22			EV/Rev multiples	1.21X	7.10X	4.92X
	Derivative-related liabilities		515		Liquidity discounts (6)	15.00%	30.00%	26.91%
					Net Asset Values / Prices (7)
Municipal guaranteed investment certificates				Discounted cash flows	Yields	2.48%	2.79%	2.72%
	Deposits		492
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (8)				Discounted cash flows	Interest rates	3.17%	3.39%	Even
	Derivative-related assets	270		Option pricing model	CPI swap rates	1.50%	2.28%	Even
	Deposits		1,101		Funding spreads	0.19%	0.58%	Upper
	Derivative-related liabilities		740		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
					Foreign exchange (FX)-IR
					correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR Volatilities	20.02%	36.00%	Middle
Equity derivatives and equity-linked structured notes (8)				Discounted cash flows	Dividend yields	0.08%	16.56%	Lower
	Derivative-related assets	826		Option pricing model	Funding spreads	0.50%	0.58%	Even
	Deposits		516		Equity (EQ)-EQ correlations	3.70%	97.40%	Middle
	Derivative-related liabilities		945		EQ-FX correlations	(72.00)%	53.90%	Lower
					EQ Volatilities	6.00%	157.00%	Lower
Other (9)
	Mortgage-backed securities	30
	Derivative-related assets	171
	Derivative-related liabilities		182
	Other Liabilities		(16)
Total		$7,985	$7,766

(1)	The acronyms stand for the following: (i) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (ii) Price / Earnings (P/E); (iii) Enterprise Value (EV); (iv) Revenue (Rev); and (v) Consumer Price Index (CPI).
(2)	Comparative information relating to periods before November 1, 2013 is not required by IFRS 13.
(3)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(4)	Price-based inputs are significant for certain debt securities, and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(5)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(6)	Fair value of securities with liquidity discount inputs totalled $134 million.
(7)	Net Asset Value (NAV) of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. The NAVs of the funds and the corresponding equity derivatives referenced to NAVs are not considered observable as we cannot redeem certain of these hedge funds at NAV prior to the next quarter end. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(8)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(9)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, credit derivatives and bank-owned life insurance.

60        Royal Bank of Canada        First Quarter 2014

Note 3 Fair value of financial instruments (continued)

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread or discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the credit spread or discount margin will result in a decrease in fair value, and vice versa.

Funding spread

Funding spreads are credit spreads specific to our funding or deposit rates. A decrease in funding spreads, on its own, will increase fair value of our liabilities, and vice versa.

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decreasing default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the then current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the then current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the percentage of the recovered amount divided by the loan balance due. The inverse concept of recovery is loss severity. Loss severity is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the percentage of the loss amount divided by the loan balance due. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Unobservable inputs of Auction Rate Securities (ARS), including the above discount margin, default rate, prepayment rate, recovery and loss severity rates, may not be independent of each other. The discount margin of ARS can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase. Prepayments may cause fair value to either increase or decrease.

Capitalization rates

A capitalization rate is a rate of return on a real estate property investment calculated by dividing a property’s income by the property’s value. A lower capitalization rate increases the property value, and vice versa.

Volatility rates

Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option’s fair value depending on the option’s terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying’s market price, the strike price and maturity.

Dividend yields

A dividend yield is the underlying equity’s expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option’s value, depending on the option’s terms.

Correlation rates

Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument’s payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange, etc.). Changes in correlation will either increase or decrease a financial instrument’s fair value depending on the terms of its contractual payout.

Royal Bank of Canada        First Quarter 2014        61

Interest rates

An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates

A Consumer Price Index (CPI) swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts

Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

62        Royal Bank of Canada        First Quarter 2014

Note 3 Fair value of financial instruments (continued)

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Fair value November 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2014 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	22	–	2	12	(29)	–	(3)	4	–
Other OECD government debt	370	–	(4)	–	–	–	(366)	–	–
Mortgage-backed securities	28	(1)	2	17	(12)	–	(4)	30	–
Asset-backed securities
CDOs	31	8	–	6	(26)	–	–	19	7
Non-CDO securities	260	2	16	663	(641)	–	(3)	297	–
Corporate debt and other debt	415	(6)	31	78	(119)	–	(10)	389	(6)
Equities	183	6	12	7	(31)	8	–	185	6
	1,309	9	59	783	(858)	8	(386)	924	7
Available-for-sale
U.S. state, municipal and agencies debt	2,014	–	146	–	–	–	–	2,160	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	103	–	10	–	(12)	–	(8)	93	n.a.
Non-CDO securities	180	(4)	13	–	(18)	–	–	171	n.a.
Corporate debt and other debt	1,673	–	106	239	(181)	–	–	1,837	n.a.
Equities	969	9	109	9	(32)	–	–	1,064	n.a.
	4,939	5	384	248	(243)	–	(8)	5,325	n.a.
Loans – Wholesale	414	6	26	–	1	–	–	447	6
Other
Net derivative balances (3)
Interest rate contracts	(458)	(4)	(2)	14	1	–	40	(409)	(12)
Foreign exchange contracts	(117)	12	1	–	–	–	149	45	12
Credit derivatives	(5)	(6)	(2)	–	8	–	–	(5)	2
Other contracts	(869)	37	(49)	(14)	19	(51)	283	(644)	1
Valuation adjustments	(105)	8	(1)	–	–	–	18	(80)	6
Other assets	11	–	–	–	–	–	(11)	–	–
	$5,119	$67	$416	$1,031	$(1,072)	$(43)	$85	$5,603	$22
Liabilities
Deposits
Personal	$(1,036)	$13	$(57)	$(174)	$74	$(40)	$704	$(516)	$2
Business and government	(3,933)	(45)	(238)	(613)	39	–	28	(4,762)	(54)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(16)	–	(1)	(18)	25	–	–	(10)	–
Other liabilities	(3)	14	1	–	–	–	4	16	15
Subordinated debentures	(109)	–	(3)	–	–	–	–	(112)	–
	$(5,097)	$(18)	$(298)	$(805)	$138	$(40)	$736	$(5,384)	$(37)

Royal Bank of Canada        First Quarter 2014        63

	For the three months ended October 31, 2013
(Millions of Canadian dollars)	Fair value August 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value October 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended October 31, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	40	(1)	1	75	(92)	–	(1)	22	–
Other OECD government debt	163	(1)	6	271	(69)	–	–	370	–
Mortgage-backed securities	52	(1)	1	31	(27)	–	(28)	28	–
Asset-backed securities
CDOs	15	–	–	16	–	–	–	31	–
Non-CDO securities	189	–	3	773	(694)	–	(11)	260	(1)
Corporate debt and other debt	478	15	14	108	(199)	22	(23)	415	(1)
Equities	185	(27)	2	66	(46)	4	(1)	183	(25)
	1,122	(15)	27	1,340	(1,127)	26	(64)	1,309	(27)
Available-for-sale
U.S. state, municipal and agencies debt	1,684	(5)	45	417	(127)	–	–	2,014	n.a
Other OECD government debt	–	–	–	–	–	–	–	–	n.a
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a
Asset-backed securities
CDOs	92	(2)	9	–	(8)	12	–	103	n.a
Non-CDO securities	257	7	8	–	(92)	–	–	180	n.a
Corporate debt and other debt	1,669	(15)	37	218	(266)	30	–	1,673	n.a
Equities	922	2	49	17	(21)	–	–	969	n.a
	4,624	(13)	148	652	(514)	42	–	4,939	n.a
Loans – Wholesale	592	5	8	–	(191)	–	–	414	4
Other
Net derivative balances (3)
Interest rate contracts	(419)	(47)	(1)	9	(1)	–	1	(458)	12
Foreign exchange contracts	(140)	20	–	–	3	–	–	(117)	1
Credit derivatives	(6)	(7)	–	–	8	–	–	(5)	(1)
Other contracts	(843)	(45)	(10)	(24)	26	(23)	50	(869)	(20)
Valuation adjustments	(156)	53	–	(1)	–	–	(1)	(105)	26
Other assets	11	–	–	–	–	–	–	11	–
	$4,785	$(49)	$172	$1,976	$(1,796)	$45	$(14)	$5,119	$(5)
Liabilities
Deposits
Personal	$(7,801)	$(293)	$(136)	$(358)	$2,017	$–	$5,535	$(1,036)	$(39)
Business and government	(3,342)	(51)	(49)	(366)	(217)	–	92	(3,933)	(47)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(6)	–	–	(30)	18	–	2	(16)	–
Other liabilities	(19)	16	–	–	–	–	–	(3)	16
Subordinated debentures	(108)	1	(2)	–	–	–	–	(109)	–
	$(11,276)	$(327)	$(187)	$(754)	$1,818	$–	$5,629	$(5,097)	$(70)

64        Royal Bank of Canada        First Quarter 2014

Note 3 Fair value of financial instruments (continued)

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Fair value November 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	99	1	–	148	(241)	35	–	42	–
Other OECD government debt	375	–	–	200	(90)	–	(155)	330	–
Mortgage-backed securities	55	4	–	–	76	1	(14)	122	2
Asset-backed securities
CDOs	59	2	–	–	(20)	–	–	41	2
Non-CDO securities	23	–	–	1,188	(1,009)	1	(14)	189	–
Corporate debt and other debt	397	17	(4)	206	(193)	8	(14)	417	18
Equities	302	5	–	29	(80)	2	–	258	8
	1,310	29	(4)	1,771	(1,557)	47	(197)	1,399	30
Available-for-sale
U.S. state, municipal and agencies debt	1,906	–	1	–	(143)	–	–	1,764	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	1,996	1	7	–	(150)	–	–	1,854	n.a.
Non-CDO securities	645	(1)	9	–	(336)	–	–	317	n.a.
Corporate debt and other debt	1,446	(3)	(11)	514	(380)	20	–	1,586	n.a.
Equities	948	35	(39)	4	(42)	–	–	906	n.a.
	6,941	32	(33)	518	(1,051)	20	–	6,427	n.a.
Loans – Wholesale	403	–	(1)	71	(5)	–	–	468	–
Other
Net derivative balances (3)
Interest rate contracts	(487)	59	(2)	21	(31)	–	(37)	(477)	85
Foreign exchange contracts	(198)	47	(13)	–	(15)	–	–	(179)	(8)
Credit derivatives	(22)	(4)	–	–	9	–	–	(17)	(3)
Other contracts	(1,052)	(71)	(1)	72	52	(7)	132	(875)	42
Valuation adjustments	(282)	78	1	(5)	–	(1)	–	(209)	66
Other assets	14	(2)	–	–	–	–	–	12	1
	$6,627	$168	$(53)	$2,448	$(2,598)	$59	$(102)	$6,549	$213
Liabilities
Deposits
Personal	$(6,840)	$(282)	$123	$(1,564)	$1,583	$–	$6	$(6,974)	$(225)
Business and government	(2,519)	34	15	(358)	153	–	12	(2,663)	8
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(8)	10	–	(72)	66	–	4	–	–
Other liabilities	(101)	33	–	–	3	–	–	(65)	35
Subordinated debentures	(122)	(3)	15	–	–	–	–	(110)	(3)
	$(9,590)	$(208)	$153	$(1,994)	$1,805	$–	$22	$(9,812)	$(185)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities were $63 million recognized in Other comprehensive income for the three months ended January 31, 2014 (October 31, 2013 – gains of $79 million; January 31, 2013 – losses of $23 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2014 included derivative assets of $1,289 million (October 31, 2013 – $1,194 million; January 31, 2013 – $1,146 million) and derivative liabilities of $2,382 million (October 31, 2013 – $2,748 million; January 31, 2013 – $2,903 million).

Royal Bank of Canada        First Quarter 2014        65

Total gains or losses of Level 3 instruments recognized in earnings (1)

	For the three months ended January 31, 2014
	Total realized/unrealized gains(losses) included in earnings			Changes in unrealized gains(losses) included in earnings for assets and liabilities for the period ended January 31, 2014 for positions still held
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$1	$–	$1	$–	$–	$–
Trading revenue	303	(253)	50	283	(297)	(14)
Net gain on available-for-sale securities	5	–	5	n.a	n.a	n.a
Credit fees and Other	(1)	(6)	(7)	(1)	–	(1)
	$308	$(259)	$49	$282	$(297)	$(15)

(1)	Comparative information relating to periods before November 1, 2013 is not required by IFRS 13.

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow model (Level 2). During the three months ended January 31, 2014, $552 million of certain government bonds reported in Trading U.S. state, municipal and agencies debt, and $191 million included in Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances.

During the three months ended January 31, 2014, significant transfers out of Level 3 to Level 2 included: (i) Other OECD government debt of $366 million due to improved price transparency; (ii) certain equity-linked notes of $704 million in Personal deposits; (iii) bank-owned life insurance portfolio of $311 million backed by underlying assets with observable prices; and (iv) cross currency swaps of $149 million in Net derivative balances due to shorter maturities.

Positive and negative fair value movements of Level 3 financial instruments measured on a recurring basis from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

66        Royal Bank of Canada        First Quarter 2014

Note 3 Fair value of financial instruments (continued)

	As at January 31, 2014			As at October 31, 2013
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$4	$–	$–	$22	$–	$(1)
Other OECD government debt	–	–	–	370	–	–
Mortgage-backed securities	30	1	(2)	28	1	(2)
Asset-backed securities	316	8	(9)	291	3	(3)
Corporate debt and other debt	389	38	(31)	415	42	(32)
Equities	185	–	–	183	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,160	21	(71)	2,014	20	(64)
Asset-backed securities	264	12	(17)	283	9	(16)
Corporate debt and other debt	1,837	12	(12)	1,673	9	(10)
Equities	1,064	26	(24)	969	24	(20)
Loans	447	6	(8)	414	3	(3)
Derivatives	1,289	56	(48)	1,194	84	(85)
Other assets	–	–	–	11	–	–
	$7,985	$180	$(222)	$7,867	$195	$(236)
Deposits	(5,278)	74	(46)	(4,969)	60	(39)
Derivatives	(2,382)	65	(84)	(2,748)	77	(100)
Other, securities sold short, other liabilities and subordinated debentures	(106)	1	–	(128)	1	–
	$(7,766)	$140	$(130)	$(7,845)	$138	$(139)

	As at January 31, 2013
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$42	$–	$–
Other OECD government debt	330	1	(1)
Mortgage-backed securities	122	4	(4)
Asset-backed securities	230	4	(4)
Corporate debt and other debt	417	49	(37)
Equities	258	1	(1)
Available-for-sale
U.S. state, municipal and agencies debt	1,764	28	(51)
Asset-backed securities	2,171	24	(28)
Corporate debt and other debt	1,586	10	(9)
Equities	906	14	(13)
Loans	468	10	(10)
Derivatives	1,146	106	(113)
Other assets	12	1	(1)
	$9,452	$252	$(272)
Deposits	(9,637)	98	(98)
Derivatives	(2,903)	48	(75)
Other, securities sold short, other liabilities and subordinated debentures	(175)	4	(4)
	$(12,715)	$150	$(177)

Sensitivity results

As at January 31, 2014, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $180 million and a reduction of $222 million in fair value, of which $71 million and $124 million would be recorded in Other components of equity. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $140 million and an increase of $130 million in fair value.

Royal Bank of Canada        First Quarter 2014        67

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs of the Level 3 instruments and our approaches to develop reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt and municipal bonds

The positive and negative sensitivities are determined based on plus or minus one standard deviation of the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Auction Rate Securities

In calculating the sensitivity of these ARS, we decreased the discount margin between 9% and 14% and increased the discount margin between 15% and 32%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historic monthly movements in the student loan asset-back securities market.

Private equities, hedge fund investments and related equity derivatives

NAVs of the private equity positions, our hedge funds and related equity derivatives are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.

Interest rate derivatives

Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of these inputs, and an amount based on model and parameter uncertainty, where applicable.

Equity derivatives

Sensitivity of the Level 3 position will be determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.

Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes

Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Municipal guaranteed investment certificates	Sensitivity is calculated using plus or minus one standard deviation of the funding curve bid-offer spread.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	January 31, 2014				October 31, 2013
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$9,200	$363	$(1)	$9,562	$9,551	$340	$(2)	$9,889
Provincial and municipal	548	5	(1)	552	665	3	(1)	667
U.S. state, municipal and agencies debt (3)	6,777	8	(156)	6,629	6,422	9	(153)	6,278
Other OECD government debt	12,098	9	(3)	12,104	10,826	12	(4)	10,834
Mortgage-backed securities	158	8	–	166	130	10	(1)	139
Asset-backed securities
CDOs	1,245	47	(5)	1,287	1,343	58	(4)	1,397
Non-CDO securities	536	4	(82)	458	545	3	(85)	463
Corporate debt and other debt	8,002	52	(25)	8,029	7,165	51	(29)	7,187
Equities	1,432	387	(9)	1,810	1,407	312	(13)	1,706
Loan substitute securities	125	–	(2)	123	125	3	(1)	127
	$40,121	$883	$(284)	$40,720	$38,179	$801	$(293)	$38,687

	As at January 31, 2013
(Millions of Canadian dollars)	Cost/ Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,559	$443	$(2)	$11,000
Provincial and municipal	1,050	7	–	1,057
U.S. state, municipal and agencies debt (3)	5,726	14	(151)	5,589
Other OECD government debt	10,806	24	(13)	10,817
Mortgage-backed securities	220	18	(1)	237
Asset-backed securities
CDOs	1,790	69	(5)	1,854
Non-CDO securities	602	9	(106)	505
Corporate debt and other debt	5,446	46	(42)	5,450
Equities	1,494	242	(9)	1,727
Loan substitute securities	208	14	–	222
	$37,901	$886	$(329)	$38,458

(1)	Includes $410 million held-to-maturity securities as at January 31, 2014 (October 31, 2013 – $401 million; January 31, 2013 – $485 million).
(2)	The majority of the MBS are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $33 million, $1 million, $nil, and $34 million, respectively as at January 31, 2014 (October 31, 2013 – $34 million, $1 million, a nominal amount, and $35 million; January 31, 2013 – $36 million, $1 million, $nil, and $37 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, and MBS and ABS issued by U.S. government agencies.

68        Royal Bank of Canada        First Quarter 2014

Note 4 Securities (continued)

Net gain and loss on available-for-sale securities (1)

	For the three months ended
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Realized gains	$40	$60	$83
Realized losses	(7)	(4)	(4)
Impairment losses	(10)	(5)	(13)
	$23	$51	$66

(1)	The following related to our insurance operations are excluded from Net gain (loss) on AFS securities and included in Insurance premiums, investment and fee income on the Consolidated Statement of Income: Realized gains for the three months ended January 31, 2014 were $6 million (October 31, 2013 – $2 million; January 31, 2013 – $nil). There were no realized losses or impairment losses related to our insurance operations for the three months ended January 31, 2014, October 31, 2013 and January 31, 2013.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered.

The total cost/amortized cost of the AFS portfolio, as at January 31, 2014, increased by $1.9 million or 5% compared to October 31, 2013. The increase is largely due to net purchases and foreign exchange gains on Other OECD government debt and Corporate debt and other debt, partially offset by sales and maturities of certain Canadian government debt.

Gross unrealized gains of $883 million, as of January 31, 2014, increased by $82 million or 10% compared to October 31, 2013. This increase mainly reflects the fair value improvements on certain Equities.

Gross unrealized losses of $284 million, as of January 31, 2014, decreased by $9 million or 3% compared to October 31, 2013. This decrease mainly reflects fair value improvements over several asset classes.

Management believes that there is no objective evidence of impairment on the above-mentioned securities that are in an unrealized loss position as at January 31, 2014.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity securities as at January 31, 2014.

Net gain (loss) on available-for-sale securities

During the three months ended January 31, 2014, $23 million of net gains were recognized in Non-interest income as compared to $51 million in the prior quarter. The current period reflects net realized gain of $33 million mainly comprised of distributions from and gains on sale of certain Equities and redemption and restructurings of certain Asset-backed securities. Partially offsetting the net realized gains are $10 million of impairment losses on certain Equities.

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$151	$12	$(7)	$–	$(7)	$17	$166
Personal	583	140	(121)	24	(5)	(10)	611
Credit cards	385	85	(111)	26	–	(1)	384
Small business	61	14	(10)	2	(1)	1	67
	1,180	251	(249)	52	(13)	7	1,228
Wholesale
Business	777	41	(70)	8	(10)	3	749
Bank (1)	2	–	–	–	–	–	2
	779	41	(70)	8	(10)	3	751
Total allowance for loan losses	1,959	292	(319)	60	(23)	10	1,979
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,050	$292	$(319)	$60	$(23)	$10	$2,070
Individually assessed	240	28	(48)	4	(6)	3	221
Collectively assessed	1,810	264	(271)	56	(17)	7	1,849
Total allowance for credit losses	$2,050	$292	$(319)	$60	$(23)	$10	$2,070

Royal Bank of Canada        First Quarter 2014        69

	For the three months ended October 31, 2013
(Millions of Canadian dollars)	Balance at beginning of Period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$143	$15	$(10)	$–	$(5)	$8	$151
Personal	536	158	(133)	25	(5)	2	583
Credit cards	385	83	(111)	29	–	(1)	385
Small business	72	9	(8)	2	(1)	(13)	61
	1,136	265	(262)	56	(11)	(4)	1,180
Wholesale
Business	783	69	(86)	8	(10)	13	777
Bank (1)	2	–	–	–	–	–	2
	785	69	(86)	8	(10)	13	779
Total allowance for loan losses	1,921	334	(348)	64	(21)	9	1,959
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,012	$334	$(348)	$64	$(21)	$9	$2,050
Individually assessed	$216	$74	$(50)	$5	$(6)	$1	$240
Collectively assessed	1,796	260	(298)	59	(15)	8	1,810
Total allowance for credit losses	$2,012	$334	$(348)	$64	$(21)	$9	$2,050

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$124	$10	$(5)	$–	$(5)	$1	$125
Personal	543	105	(124)	22	(3)	(5)	538
Credit cards	403	89	(114)	25	–	(1)	402
Small business	72	8	(8)	2	–	(1)	73
	1,142	212	(251)	49	(8)	(6)	1,138
Wholesale
Business	852	137	(171)	7	(13)	2	814
Bank (1)	2	–	–	–	–	–	2
	854	137	(171)	7	(13)	2	816
Total allowance for loan losses	1,996	349	(422)	56	(21)	(4)	1,954
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,087	$349	$(422)	$56	$(21)	$(4)	$2,045
Individually assessed	$298	$122	$(157)	$4	$(7)	$(3)	$257
Collectively assessed	1,789	227	(265)	52	(14)	(1)	1,788
Total allowance for credit losses	$2,087	$349	$(422)	$56	$(21)	$(4)	$2,045

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities – Provisions.

Loans past due but not impaired

	As at
	January 31, 2014				October 31, 2013
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,434	$1,474	$358	$5,266	$2,953	$1,358	$329	$4,640
Wholesale	494	297	17	808	624	303	17	944
	$3,928	$1,771	$375	$6,074	$3,577	$1,661	$346	$5,584

					As at January 31, 2013
(Millions of Canadian dollars)					1 to 29 days	30 to 89 days	90 days and greater	Total
Retail					$3,032	$1,366	$370	$4,768
Wholesale					480	273	–	753
Total					$3,512	$1,639	$370	$5,521

70        Royal Bank of Canada        First Quarter 2014

Note 5 Allowance for credit losses and impaired loans (continued)

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Retail	$65	$71	$–
Wholesale
Business	653	815	879
Sovereign (2)	–	–	–
Bank (3)	3	3	3
	$721	$889	$882

(1)	Average balance of gross individually assessed impaired loans for the three months ended January 31, 2014 was $806 million (October 31, 2013 – $851 million; January 31, 2013 – $933 million).
(2)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	January 31, 2014				October 31, 2013				January 31, 2013
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$500	$1,446	$14	$77,515	$555	$1,461	$32	$72,774	$726	$1,463	$73	$84,981
Liabilities
Derivative instruments	540	283	434	79,445	460	376	95	75,814	525	373	82	91,282
Non-derivative instruments	–	–	18,693	–	–	–	17,499	–	–	–	16,774	–
Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	January 31, 2014					October 31, 2013					January 31, 2013
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$88	$	n.a.	$	n.a.	$169	$	n.a.	$	n.a.	$(288)	$	n.a.	$	n.a.
(Gains) losses on hedged items attributable to the hedged risk	(119)		n.a.		n.a.	(196)		n.a.		n.a.	276		n.a.		n.a.
Ineffective portion	(31)		n.a.		n.a.	(27)		n.a.		n.a.	(12)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(1)		n.a.		n.a.	(14)		n.a.		n.a.	1		n.a.		n.a.
Effective portion	n.a.		n.a.		(118)	n.a.		n.a.		(140)	n.a.		n.a.		24
Reclassified to income during the period (1)	n.a.		4		n.a.	n.a.		1		n.a.	n.a.		17		n.a.
Net investment hedges
Ineffective portion	–		n.a.		n.a.	–		n.a.		n.a.	–		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		2,480	n.a.		n.a.		732	n.a.		n.a.		(52)
(Losses) gains from hedges	n.a.		n.a.		(1,513)	n.a.		n.a.		(496)	n.a.		n.a.		37
	$(32)		$4		$849	$(41)		$1		$96	$(11)		$17		$9

(1)	After-tax gains of $3 million were reclassified from Other components of equity to income during the three months ended January 31, 2014 (three months ended October 31, 2013 – gains of $2 million; three months ended January 31, 2013 – gains of $12 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	January 31, 2014				October 31, 2013				January 31, 2013
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$17,027	$28,755	$33,693	$79,475	$13,695	$27,340	$33,787	$74,822	$16,746	$26,669	$43,828	$87,243
Derivative liabilities	17,843	29,485	33,374	80,702	15,672	29,104	31,969	76,745	17,923	31,029	43,310	92,262

Royal Bank of Canada        First Quarter 2014        71

Note 7 Significant dispositions

Personal & Commercial Banking

On January 29, 2014, we announced that we have entered into a definitive agreement to sell RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively, RBC Jamaica). The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in the second quarter. As a result of the transaction, the assets and liabilities of RBC Jamaica are classified as held for sale and presented in Other assets and Other liabilities. During the quarter, we recorded an impairment loss on the disposal group of $60 million, included in Non-interest expense – Other. Also, amounts included in Other components of equity related to the disposal group will be subsequently recorded in income upon close of the transaction. As of January 31, 2014, Other components of equity included unrealized losses on foreign currency translation related to the disposal group of $40 million.

The major class of assets, liabilities and equity that are included in the disposal group as held for sale include:

(Millions of Canadian dollars)	As at January 31, 2014
Assets
Cash and deposits of banks	$145
Securities	41
Loans, net of allowance	331
Other assets	48
Total assets of disposal group included in Other assets – Other	565
Liabilities
Deposits	$418
Other liabilities	49
Total liabilities of disposal group included in Other liabilities – Other	467
Total Other components of equity of the disposal group	$(40)

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	January 31, 2014				October 31, 2013
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$115,122	$16,772	$68,231	$200,125	$111,566	$15,732	$67,645	$194,943
Business and government	151,924	1,197	218,643	371,764	146,985	1,209	202,670	350,864
Bank	6,214	14	12,306	18,534	5,734	11	7,798	13,543
	$273,260	$17,983	$299,180	$590,423	$264,285	$16,952	$278,113	$559,350
Non-interest-bearing (4)
Canada	$61,393	$3,350	$–	$64,743	$60,201	$3,282	$–	$63,483
United States	1,608	8	–	1,616	1,444	7	–	1,451
Europe (5)	3,930	1	–	3,931	3,810	1	–	3,811
Other International	5,300	295	–	5,595	4,684	315	–	4,999
Interest-bearing (4)
Canada	164,240	10,400	234,040	408,680	158,743	9,604	223,409	391,756
United States	3,488	326	46,817	50,631	3,488	202	39,134	42,824
Europe (5)	30,149	40	11,100	41,289	28,985	45	7,992	37,022
Other International	3,152	3,563	7,223	13,938	2,930	3,496	7,578	14,004
	$273,260	$17,983	$299,180	$590,423	$264,285	$16,952	$278,113	$559,350

	As at January 31, 2013
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total
Personal	$107,750	$14,641	$62,537	$184,928
Business and government	130,220	1,361	181,952	313,533
Bank	4,149	8	12,918	17,075
	$242,119	$16,010	$257,407	$515,536
Non-interest-bearing (4)
Canada	$56,166	$3,000	$–	$59,166
United States	1,315	8	–	1,323
Europe (5)	3,344	1	–	3,345
Other International	3,657	411	–	4,068
Interest-bearing (4)
Canada	145,108	8,879	209,446	363,433
United States	3,116	566	33,262	36,944
Europe (5)	26,250	59	8,267	34,576
Other International	3,163	3,086	6,432	12,681
	$242,119	$16,010	$257,407	$515,536

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.

72        Royal Bank of Canada        First Quarter 2014

Note 8 Deposits (continued)

(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at January 31, 2014, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $141 billion (October 31, 2013 – $134 billion; January 31, 2013 – $112 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized.
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013
Within 1 year:
less than 3 months	$67,885	$43,426	$59,729
3 to 6 months	15,630	34,291	20,063
6 to 12 months	38,192	31,364	41,155
1 to 2 years	66,347	62,076	54,188
2 to 3 years	36,994	34,274	24,731
3 to 4 years	21,795	21,764	20,763
4 to 5 years	26,647	25,596	16,876
Over 5 years	25,690	25,322	19,902
	$299,180	$278,113	$257,407
Aggregate amount of term deposits in denominations of $100,000 or more	$265,000	$244,000	$225,000

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013	January 31 2014	October 31 2013	January 31 2013
Current service costs	$78	$75	$74	$8	$7	$7
Past service costs	–	(2)	–	–	(2)	–
Net interest expense	4	7	8	20	18	18
Remeasurements of other long term benefits	–	–	–	3	(4)	–
Administrative expenses	3	3	3	–	–	–
Defined benefit pension expense	$85	$83	$85	$31	$19	$25
Defined contribution pension expense	41	27	35	–	–	–
	$126	$110	$120	$31	$19	$25

Remeasurements of employee benefit plans (1)

	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	January 31 2014	October 31 2013	January 31 2013	January 31 2014	October 31 2013	January 31 2013
Actuarial gains (losses):
Changes in demographic assumptions	$–	$382	$–	$–	$53	$–
Changes in financial assumptions	133	(24)	96	18	(19)	19
Experience adjustments	–	49	–	–	4	–
Return on plan assets (excluding interest based on discount rate)	(256)	(348)	(176)	–	–	–
	$(123)	$59	$(80)	$18	$38	$19

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed and updated on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 10 Significant capital and funding transactions

Subordinated debentures

On November 4, 2013, we redeemed all $1 billion outstanding 5.45% subordinated debentures due on November 4, 2018 for 100% of their principal amount plus accrued interest to the redemption date.

Preferred share liabilities

On January 30, 2014, we issued 20 million Non-Cumulative, 5-Year Rate Reset Preferred Shares Series AZ for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of May 24, 2019, the shares pay quarterly cash dividends,

Royal Bank of Canada        First Quarter 2014        73

if declared, at a rate of 4.00% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.21%. Holders have the option to convert their shares into non-cumulative floating rate First Preferred Shares, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.21%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares are recorded as liabilities due to the inclusion of non-viability contingency capital provisions, necessary for the shares to qualify as regulatory capital under Basel III.

Trust capital securities

On December 31, 2013, RBC Capital Trust II, an open-end unit trust established by RBC, redeemed all $900 million principal amount of Trust Capital Securities – Series 2013 for cash at a redemption price of $1,000 per unit.

Common shares issued (1)

	For the three months ended
	January 31, 2014		October 31, 2013		January 31, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	1,139	$65	878	$44	964	$44

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2014, October 31, 2013 and January 31, 2013, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.

Note 11 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2014	October 31 2013	January 31 2013
Basic earnings per share
Net Income	$2,092	$2,101	$2,047
Preferred share dividends	(62)	(61)	(65)
Net income attributable to non-controlling interest	(25)	(24)	(25)
Net income available to common shareholders	2,005	2,016	1,957
Weighted average number of common shares (in thousands)	1,442,434	1,440,911	1,445,489
Basic earnings per share (in dollars)	$1.39	$1.40	$1.35
Diluted earnings per share
Net income available to common shareholders	$2,005	$2,016	$1,957
Dilutive impact of exchangeable shares	10	13	13
Net income available to common shareholders including dilutive impact of exchangeable shares	2,015	2,029	1,970
Weighted average number of common shares (in thousands)	1,442,434	1,440,911	1,445,489
Stock options (1)	2,835	2,614	2,084
Issuable under other share-based compensation plans	–	–	203
Exchangeable shares (2)	13,473	19,203	21,554
Average number of diluted common shares (in thousands)	1,458,742	1,462,728	1,469,330
Diluted earnings per share (in dollars)	$1.38	$1.39	$1.34

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2014, no outstanding options were excluded from the calculation of diluted earnings per share (October 31, 2013 – no outstanding options; January 31, 2013 – no outstanding options).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Litigation

We are a large scale global institution that is subject to many different complex legal and regulatory requirements. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. Please refer Note 26 to our 2013 Annual Consolidated Financial Statements for a description of our significant actions.

74        Royal Bank of Canada        First Quarter 2014

Note 13 Results by business segment

	For the three months ended January 31, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,443	$111	$–	$183	$761	$(38)	$3,460
Non-interest income	968	1,424	1,282	269	1,049	2	4,994
Total revenue	3,411	1,535	1,282	452	1,810	(36)	8,454
Provision for credit losses	274	19	–	–	(2)	1	292
Insurance policyholder benefits, claims and acquisition expense	–	–	982	–	–	–	982
Non-interest expense	1,673	1,191	147	310	1,065	(5)	4,381
Net income (loss) before income taxes	1,464	325	153	142	747	(32)	2,799
Income taxes (recoveries)	393	90	(4)	36	242	(50)	707
Net income	$1,071	$235	$157	$106	$505	$18	$2,092
Non-interest expense includes:
Depreciation and amortization	$76	$38	$4	$16	$7	$134	$275
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Restructuring provisions	3	–	–	–	–	–	3
Total assets	$365,762	$25,900	$12,071	$98,875	$387,966	$14,140	$904,714
Total liabilities	$364,807	$25,840	$12,118	$98,870	$387,778	$(36,214)	$853,199

	For the three months ended October 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,405	$103	$–	$165	$694	$(16)	$3,351
Non-interest income	903	1,312	1,100	281	989	(17)	4,568
Total revenue	3,308	1,415	1,100	446	1,683	(33)	7,919
Provision for credit losses	275	42	–	–	11	6	334
Insurance policyholder benefits, claims and acquisition expense	–	–	878	–	–	–	878
Non-interest expense	1,602	1,089	143	324	960	33	4,151
Net income (loss) before income taxes	1,431	284	79	122	712	(72)	2,556
Income taxes (recoveries)	361	82	(28)	31	243	(234)	455
Net income	$1,070	$202	$107	$91	$469	$162	$2,101
Non-interest expense includes:
Depreciation and amortization	$74	$34	$4	$15	$7	$132	$266
Impairment of goodwill and other intangibles	1	–	–	5	–	4	10
Restructuring provisions	16	–	–	–	–	–	16
Total assets	$363,894	$23,361	$12,275	$90,621	$358,036	$11,558	$859,745
Total liabilities	$363,010	$23,306	$12,335	$90,781	$357,893	$(37,040)	$810,285

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,314	$96	$–	$175	$738	$(39)	$3,284
Non-interest income	878	1,244	1,021	275	1,169	(13)	4,574
Total revenue	3,192	1,340	1,021	450	1,907	(52)	7,858
Provision for credit losses	241	–	–	–	109	(1)	349
Insurance policyholder benefits, claims and acquisition expense	–	–	705	–	–	–	705
Non-interest expense	1,474	1,027	136	342	1,054	10	4,043
Net income (loss) before income taxes	1,477	313	180	108	744	(61)	2,761
Income taxes (recoveries)	373	84	16	29	282	(70)	714
Net income	$1,104	$229	$164	$79	$462	$9	$2,047
Non-interest expense includes:
Depreciation and amortization	$65	$34	$4	$15	$6	$118	$242
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$343,969	$20,479	$12,281	$84,294	$362,155	$13,758	$836,936
Total liabilities	$343,309	$20,450	$12,340	$84,370	$362,025	$(31,548)	$790,946

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended January 31, 2014 was $95 million (October 31, 2013 – $94 million; January 31, 2013 – $90 million).

Royal Bank of Canada        First Quarter 2014        75

Note 14 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Common Equity Tier 1 (CET1) ratio of greater than or equal to 7%, a Tier 1 capital ratio of greater than or equal to 8.5% and a Total capital ratio of greater than or equal to 10.5%. In addition, Canadian banks are required to ensure that their Assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. During the first quarter of 2014, we have complied with all capital requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	January 31 2014	October 31 2013	January 31 2013
Capital
Common equity Tier 1 capital	$32,998	$30,541	$28,115
Tier 1 capital	39,414	37,196	34,769
Total capital	45,978	44,716	43,287
Risk-weighted assets
Credit risk	$253,799	$232,641	$223,318
Market risk	44,055	42,184	38,099
Operational risk	43,898	44,156	41,711
Total risk-weighted assets	$341,752	$318,981	$303,128
Capital ratios and multiples
Common Equity Tier 1 ratio	9.7%	9.6%	9.3%
Tier 1 capital ratio	11.5%	11.7%	11.5%
Total capital ratio	13.5%	14.0%	14.3%
Assets-to-capital multiple (1)	17.6X	16.6X	16.2X

(1)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI guidelines. The transitional methodology is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
n.a.	not applicable

Note 15 Subsequent events

On February 24, 2014, we issued 2.4 million Non-Cumulative Floating Rate First Preferred Shares, Series AK, totaling $61 million through a holder option, one-for-one conversion of some of our Non-Cumulative 5-Year Rate-Reset First Preferred Shares, Series AJ.

Also on February 24, 2014, we redeemed all issued and outstanding Non-Cumulative 5-Year Rate-Reset First Preferred Series AN (9 million shares), Series AP (11 million shares), and Series AR (14 million shares) for cash at a redemption price of $25 per share.

76        Royal Bank of Canada        First Quarter 2014

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for- one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.”

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal

Course Issuer Bid (NCIB). During

the one-year period commencing

November 1, 2013, we may

repurchase for cancellation, up to

30 million common shares in the

open market at market prices. We

determine the amount and timing

of the purchases under the NCIB,

subject to prior consultation with

the Office of the Superintendent

of Financial Institutions Canada

(OSFI).

A copy of our Notice of Intention

to file a NCIB may be obtained,

without charge, by contacting our

Corporate Secretary at our

Toronto mailing address.

2014 Quarterly earnings release dates

First quarter             February 26 Second quarter       May 22 Third quarter           August 22 Fourth quarter         December 3

Bristol BS99 7NH U.K.	(International) email: service@computershare.com	Dividend dates for 2014
Subject to approval by the Board of Directors
	For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street 9th Floor, South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806 Fax: 416-974-3535		Ex-dividend dates	Record dates	Payment dates
		Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AL, AT, AV and AX	January 23 April 22 July 22 October 23	January 27 April 24 July 24 October 27	February 24 May 23 August 22 November 24
		Preferred shares series AK and AZ	April 22 July 22 October 23	April 24 July 24 October 27	May 23 August 22 November 24

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